and

MANAGEMENT INFORMATION CIRCULAR

April 08, 2024

HUDBAY MINERALS INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the "Meeting") of Hudbay Minerals Inc. ("Hudbay") will be held by way of a virtual meeting, accessible at https://web.lumiconnect.com/253759077, on Tuesday, May 21, 2024 at 2:00 p.m. (Eastern Time), for the following purposes:

1. to receive Hudbay's audited consolidated financial statements for the years ended December 31, 2023 and 2022 and the auditor's report thereon;

2. to elect the directors of Hudbay;

3. to appoint Deloitte LLP as Hudbay's auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor's remuneration;

4. to consider and, if deemed appropriate, to approve a non-binding advisory resolution on executive compensation; and

5. to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the "Matters to be Acted Upon at the Meeting" in Hudbay's Management Information Circular dated April 8, 2024 (the "Circular").

Important Notice Regarding the Availability of Proxy Materials for the Meeting

We are using "notice and access" to deliver to shareholders the Circular, Hudbay's audited consolidated financial statements for the years ended December 31, 2023 and 2022 and management's discussion and analysis related thereto and any other proxy-related materials (collectively, the "Proxy-Related Materials") by providing electronic access to such documents instead of mailing paper copies.  Notice and access is an environmentally friendly and cost-effective way to distribute these materials since it reduces printing, paper and postage.

The Proxy-Related Materials are available on our website at www.hudbayminerals.com/disclosure-centre, on the website of our transfer agent, TSX Trust Company, at https://docs.tsxtrust.com/2219 and under our profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.  Please be sure to review the Circular before voting.

Should you wish to receive a paper copy of the Proxy-Related Materials or if you have any questions about notice and access, please contact our transfer agent, TSX Trust Company, by toll-free telephone at 1-866-600-5869 or by email at tsxtis@tmx.com. Paper copies of the Proxy-Related Materials will be made available free of charge. A paper copy will be sent to you within three business days of receiving your request if received in advance of the Meeting or within ten calendar days if a request is received on or after the date of the Meeting and within one year of the date the Proxy-Related Materials were filed on SEDAR+.  If you wish to receive a paper copy of any of these documents before the May 16, 2024 proxy cutoff, please contact TSX Trust Company by May 9, 2024.

Important Notice Regarding the Virtual Meeting

Hudbay is once again holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location will have an opportunity to participate at the Meeting.

Shareholders may vote their common shares online or by mail according to the directions on the form of proxy or voting instruction form, as applicable. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiconnect.com/253759077. Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting. However, such non-registered shareholders may still attend the Meeting as guests.

Shareholders who are unable to attend the virtual Meeting are requested to complete, date, sign and return their form of proxy so that as large a representation as possible may be had at the Meeting.

Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy or voting instruction form as proxyholder (including a non-registered shareholder who wishes to appoint themselves as proxyholder) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form.  These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, after submitting their form of proxy or voting instruction form.  Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a Control Number to participate in the Meeting and only being able to attend as a guest.

Hudbay's Board of Directors has fixed the close of business on April 2, 2024 as the record date, being the date for the determination of the registered shareholders entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof.  Shareholders who acquire common shares after April 2, 2024 should make arrangements with the selling shareholder to direct how such common shares will be voted at the Meeting.

Proxies to be used or acted upon at the Meeting or any postponement or adjournment thereof must be deposited with Hudbay's transfer agent, TSX Trust Company, by completing and delivering the form of proxy in accordance with the instructions indicated thereon, no later than 2:00 p.m. (Eastern Time) on May 16, 2024 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.  Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy. Note that non-registered shareholders should ensure that their voting instruction form is submitted in accordance with the timeline provided therein, which may be a date prior to the deadline on which proxies must be deposited.

DATED at Toronto, Ontario this 8th day of April, 2024.

By Order of the Board of Directors

Cheryl Fiebelkorn
Assistant Corporate Secretary

2024 MANAGEMENT INFORMATION CIRCULAR | 1

LETTER TO SHAREHOLDERS FROM THE CHAIR OF THE BOARD

Dear Shareholder,

2023 was a successful year for Hudbay. We delivered strong operating and financial results from our existing operations and positioned ourselves for long-term growth and stability through the acquisition of Copper Mountain and the completion of a pre-feasibility study for Copper World. Importantly, we achieved these successes while operating safely and sustainably in line with Hudbay's Purpose Statement, which was released in 2023 and is worth repeating:

"We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities."

Operating Performance in Peru and Manitoba

In Peru, the year began under challenging circumstances. Following a change in the country's political leadership late in 2022, Peru experienced a period of social unrest which extended into the Cusco mining region, where Hudbay's Constancia mine is located. Our team in Peru was able to overcome these challenges with the benefit of strong community relationships. As a result, we were able to keep the Constancia mill in operation throughout this period and deliver full year production results that met (in the case of copper) or exceeded (in the case of gold) our annual production guidance, and cash costs that were within the annual cost guidance range.

Our strong operating performance in Peru benefited from the contribution of high-grade ore at the Pampacancha satellite deposit and the completion of a recovery improvement program at the mill, which drove higher production, reduced cash costs and enabled significant cash flow generation. In addition, we achieved a major milestone in our GHG reduction efforts by reaching a 10-year renewable energy supply agreement for Constancia in the first quarter of 2023, which will come into effect at the beginning of 2026. That, along with the permit application we submitted for the Maria Reyna property near Constancia, positions us well for a sustainable future in Peru.

Our Snow Lake operations in Manitoba had a similarly strong year. Through a continued focus on improvement initiatives aimed at supporting higher production and minimizing dilution at our Lalor mine, improving metal recoveries at the Stall mill and increasing throughput at the New Britannia mill, the team in Manitoba delivered on its annual production and cost guidance, and achieved record quarterly gold production in the fourth quarter. In addition, we expanded our prospective land package in the Snow Lake region by acquiring Rockcliff Metals Corp. and the Cook Lake properties near Lalor. These greenfield acquisitions, along with continued progress on the Flin Flon tailings reprocessing opportunity, position the Manitoba business unit well to extend the life of our operations and create sustainable long-term value for our stakeholders.

Copper Mountain Acquisition and Integration

The acquisition of Copper Mountain, a long-life, open-pit copper mine in British Columbia, was a significant addition to our portfolio of operating assets and was a major strategic milestone. It provides Hudbay with increased copper exposure and a more diversified and resilient operating platform that positions us well to deleverage our balance sheet and deliver on our strategic growth objectives.

Since completing the acquisition of Copper Mountain in June 2023, Hudbay has been focused on integrating the business and advancing its plans to stabilize the mine over the next few years. The new technical report filed in December 2023, which is Hudbay's first technical report for Copper Mountain, reflects Hudbay's base case stabilization plan. The report identifies numerous opportunities to enhance the mine's production profile, reduce operating costs, and progress on process optimization.

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Copper World Pre-Feasibility Study

In September 2023, we published a pre-feasibility study for Phase I of the Copper World project that significantly enhanced the economics and de-risked the project through higher levels of engineering, a simplified project design with an optimized site layout, lower upfront capital expenditures and a longer mine life. Phase I of the project now has a 20-year mine life requiring only state and local permits, with average annual copper production of approximately 92,000 tonnes over the first ten years.

While we continue to be very excited about the value that Copper World can deliver, we remain committed to taking a prudent approach to capital allocation and satisfying the conditions in our 3-P financing plan before making a sanctioning decision. We continued to make progress in this regard throughout 2023, as we advanced the State permits, deleveraged our balance sheet and began planning for a potential joint venture process.

Governance Updates

Upon completing the acquisition of Copper Mountain in June 2023, Jeane Hull and Paula Rogers were appointed to Hudbay's board. Ms. Hull and Ms. Rogers each served as directors of Copper Mountain prior to the acquisition and their respective skills, expertise and perspectives have helped complement the composition of our board. Their addition also increased the size of our board to twelve directors. On the recommendation of our Corporate Governance and Nominating Committee, we determined that it would be in the best interest of the company to reduce the size of the board at this year's annual meeting and each of Sarah B. Kavanagh and Daniel Muniz Quintanilla indicated they were willing to not stand for re-election.

I'd like to recognize Ms. Kavanagh and Mr. Muniz Quintanilla for their years of dedicated service and valuable contributions.

I am pleased to share that of our ten proposed director nominees, 40% are women and 60% identify as a member of a designated group, which once again achieves our targets set forth in our Diversity Policy.

* * *

In closing, I'd like to thank all our employees for their contributions to Hudbay's successes in 2023 and recognize the support of our shareholders. We look forward to continued engagement with our employees, shareholders and other stakeholders as we work towards achieving Hudbay's strategic objectives in line with our Purpose Statement.

We encourage you all to vote at our annual and special meeting of shareholders.

Stephen A. Lang

Chair, Board of Directors

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OUR PURPOSE

We care about

our people | our communities | our planet

OUR PEOPLE

BY EMBRACING **ONE** CULTURE THAT IS:

HOW WE SUCCEED

COLLABORATIVE | AGILE | ACCOUNTABLE | CONNECTED | PERFORMANCE DRIVEN

HUDBAY'S CULTURE INITIATIVE ALIGNS WITH BUSINESS GOALS

Hudbay launched a comprehensive culture initiative aimed at shaping a workplace culture aligned with its business goals. Through interviews and workshops, Hudbay's leadership team identified five cultural attributes essential for achieving desired outcomes – accountability, collaboration, agility, connection and driven by performance. These were then aligned to Hudbay's Purpose statement and integrated into business unit and company-wide action plans. The plans include short and long-term programs to strengthen each attribute.

EQUITY, DIVERSITY AND INCLUSION

Our Board's Diversity Policy seeks to ensure a diverse representation of women and other designated groups (Indigenous peoples, persons with disabilities and visible minorities) among the members of our Board and senior management and includes a target for the company to have at least 30% women directors on the Board. In addition, management's Equity, Diversity and Inclusion Committee has developed a company-wide Diversity and Inclusion Policy that is intended to foster and advance Hudbay's commitment to ED&I throughout the organization, including through collaborative work with the HR group and business units to develop strategic priorities and initiatives.

BUILDING A SAFETY CULTURE IN MANITOBA

Over the course of 2023, the Manitoba business unit continued to build upon and integrate its Home Safe Everyday initiative. The efforts included establishing three work streams: Safety Governance, Supervisory Leadership and High Potential Prevention and Mitigation – all oriented toward incident prevention and instilling a self-perpetuating safety culture.

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OUR COMMUNITIES

THE POWER OF COMMUNITY

Increasing the representation of local suppliers within our value chain is an important way to enhance community impact and foster sustainable development. One such initiative at Hudbay focuses on hiring local businesses to transport copper concentrate from our Constancia operation to the port of Matarani. In 2023, two community providers from Chilloroya and Uchucarcco received 35% of our concentrate transport contracts, up from 30% in 2022.

OUR PLANET

CLIMATE CHANGE INITIATIVES

Hudbay's climate change strategy is overseen by the Board's EHSS Committee and our GHG emissions reduction plan includes the following initiatives:

↓50%

Net ↓ZERO

total emissions by 2050

continued **transparency**

in emissions reporting and disclosure

COMMITTED TO FURTHER IMPROVE ON OUR LOW-CARBON FOOTPRINT

New Projects and acquisitions will be assessed against corporate emissions targets.

More than 50% of current total energy consumption is from renewable sources, with contracts in place to reach 100% in 2026.

8
6
4
2
0
tCO2e/t metal eq
Snow Lake Manitoba (rank #29)
Copper Mountain (rank #68)
Constancia Peru (rank #106)
0
10000
20000
30000
Production kt metal eq

Source: CRU International Global GHG Scope 1 and Scope 2 Emissions Curve for copper producers. Curve shows a total of 282 operating copper assets.

GOVERNANCE HIGHLIGHTS

Our sustainability governance framework supports responsible decision-making by defining the role of the Board, clarifying the duties and responsibilities of management, and ensuring sustainable practices are integrated throughout the organization. As a member of the Mining Association of Canada ("MAC"), Hudbay participates in its Towards Sustainable Mining ("TSM") program, a leading sustainability standard in the mining industry. TSM is globally recognized as an industry-leading practice, to govern mining operations in a socially, economically and environmentally responsible manner through site-level performance assessments. We have implemented these practices at all our operations and have set the goal to achieve a minimum level A rating across all indicators, which we have achieved in all our business units except for one B. We are currently working to close this gap and we publicly report our assessments on the MAC website.

TSM MEMBER

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MANAGEMENT INFORMATION CIRCULAR

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Hudbay Minerals Inc. for use at the Annual and Special Meeting of Shareholders (the "Meeting") to be held on Tuesday, May 21, 2024 at 2:00 p.m. (Eastern Time), or at any postponement or adjournment thereof.  The Meeting has been called for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting") that accompanies this Circular.

The Meeting will be held as a completely virtual meeting, which will be conducted via live webcast at https://web.lumiconnect.com/253759077. Shareholders will not be able to attend the Meeting in person.  A summary of the information shareholders will need to attend and participate at the Meeting online is provided in this Circular.

References in this Circular to "we", "us", "our" and similar terms, as well as references to "Hudbay", the "Company" and the "Corporation", refer to Hudbay Minerals Inc. and references to "Board" refer to our board of directors.  Unless otherwise indicated, the information in this Circular is given as at April 8, 2024 and all dollar references in this Circular are to Canadian dollars, unless otherwise stated.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

  If you are a registered holder of our common shares (each, a "Hudbay Share"), a form of proxy has been sent to you that you can use to vote in advance of the Meeting, or you may vote online at our virtual Meeting on May 21, 2024, as described in this Circular.  The form of proxy is also available on our website at www.hudbayminerals.com/disclosure-centre, on the website of our transfer agent, TSX Trust Company, at https://docs.tsxtrust.com/2219, and under our profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

  If you are a non-registered holder of Hudbay Shares and your Hudbay Shares are held by an intermediary (such as a broker or financial institution), you will receive a voting instruction form ("VIF") and should follow the instructions provided with such form.

To reduce printing and mailing costs and waste, Hudbay will use the "notice and access" delivery model ("Notice and Access") to conduct the solicitation of proxies in connection with this Circular.  Proxies may also be solicited by telephone or another form of correspondence.  The cost of preparing this Circular and other materials relating to the Meeting and the cost of soliciting proxies has been or will be borne by us.  Hudbay will also pay the fees and costs of intermediaries for their services in transmitting proxy-related material in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101").  This cost is expected to be nominal.

NOTICE AND ACCESS

Hudbay is using Notice and Access for both registered and non-registered owners of Hudbay Shares, which allows the Company to furnish proxy materials online to shareholders instead of mailing paper copies of such materials.  Using Notice and Access, the Company can deliver proxy-related materials by (i) posting this Circular (and other proxy related materials) on a website other than SEDAR+ and (ii) sending a notice informing shareholders that this Circular and proxy related materials have been posted and explaining how to access such materials (the "N&A Notice").

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On or around April 17, 2024, the Company will send to holders of Hudbay Shares as of the record date a notice package containing the N&A Notice and the relevant voting document (a form of proxy or VIF, as applicable).  The N&A Notice will contain basic information about the Meeting and the matters to be voted on, instructions on how to access the proxy materials, including this Circular and Hudbay's audited consolidated financial statements for the years ended December 31, 2023 and 2022 and management's discussion and analysis related thereto (together with this Circular, the "Proxy-Related Materials"), an explanation of the Notice and Access process and details of how to obtain a paper copy of the Proxy-Related Materials upon request at no cost.

The Proxy-Related Materials are available on our website at www.hudbayminerals.com/disclosure-centre, on the website of our transfer agent, TSX Trust Company, at https://docs.tsxtrust.com/2219, and under our profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.  Shareholders who want to receive a paper copy of the Proxy-Related Materials or who have questions about Notice and Access may contact our transfer agent, TSX Trust Company, by toll-free telephone at 1-866-600-5869 or by email at tsxtis@tmx.com.  In order to receive a paper copy in time to vote before the Meeting, requests should be received by May 9, 2024.

VOTING INFORMATION

VOTING MATTERS

At the Meeting, shareholders are voting on the:

  election of directors;
  appointment of our auditor for 2024 and the authorization of our Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration; and
  approval of a non-binding advisory resolution on executive compensation.

WHO CAN VOTE

The record date for the Meeting is April 2, 2024.  Our transfer agent has prepared a list, as of the close of business on the record date, of the registered shareholders.  A holder of Hudbay Shares whose name appears on such list is entitled to vote the shares on such list at the Meeting.  Each Hudbay Share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

VOTING YOUR COMMON SHARES AND PARTICIPATING AT THE MEETING

This year we are once again holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location will have an opportunity to participate at the Meeting.

Shareholders are strongly advised to carefully read the voting and participation instructions below that are applicable to them as well as the Virtual AGM User Guide attached as Schedule "C" to this Circular.

Registered Shareholders

If you were a registered shareholder on the record date, you may vote online at the virtual Meeting at https://web.lumiconnect.com/253759077. Click on 'I have a Control Number' and you will be prompted to enter your twelve-digit TSX Control Number and the password, which is: Hudbay2024 (case sensitive).  You must be connected to the internet at all times to be able to vote at the virtual meeting and it is your responsibility to make sure you stay connected for the entire Meeting.  Registered shareholders on the record date who voted prior to the Meeting do not need to vote again during the Meeting.

Alternatively, you may give another person authority to represent you and vote your shares online at the virtual Meeting, as described below under the heading ''Voting Your Common Shares by Proxy''.

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If a registered shareholder would like to ask a question at the Meeting, login using your TSX Control Number and select the messaging icon. Messages can be submitted at any time during the Q&A session up until the Chair closes the session. Type your message within the chat box in the top portion of the messaging screen. Once you are happy with your message click the send button.

Non-Registered Shareholders

It is possible that your Hudbay Shares are registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution.  If your Hudbay Shares are registered in the name of an intermediary, you are a non-registered shareholder. Your intermediary is entitled to vote the Hudbay Shares held by it and beneficially owned by you on the record date.  However, it must first seek your instructions as to how to vote your Hudbay Shares or otherwise make arrangements so that you may vote your Hudbay Shares directly.  An intermediary is not entitled to vote the Hudbay Shares held by it without written instructions from the beneficial owner. As a non-registered shareholder, you may vote your Hudbay Shares through your intermediary or online at the virtual Meeting by taking the appropriate steps, which are the same for objecting beneficial owners ("OBO") and non-objecting beneficial owners ("NOBO") of Hudbay Shares. You are an OBO if you have not allowed your intermediary to disclose your ownership information to us. You are a NOBO if you have provided instructions to your intermediary to disclose your ownership information to us.

Please note that if you are a non-registered shareholder, regardless of whether you are a NOBO or an OBO, and you wish to vote online at the virtual Meeting, you will not be recognized at the Meeting for the purpose of voting Hudbay Shares registered in the name of an intermediary unless you appoint yourself as a proxyholder and register with our transfer agent, TSX Trust Company, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75 (see "Appointing a Proxyholder" below).

In order to appoint yourself as proxyholder, you should follow the instructions on the VIF and, in so doing, specify your own name as the person whom you are appointing as proxy for the purposes of voting your Hudbay Shares. You are reminded that any voting instructions should be communicated to your intermediary in accordance with the procedures set out in the VIF well in advance of the May 16, 2024 deadline for the receipt of proxies.

If you are a non-registered shareholder and you would like to ask a question at the Meeting, login using the TSX Control Number you received when you appointed yourself a proxyholder and registered with our transfer agent, TSX Trust Company.  Questions can be submitted at any time during the Q&A session up until the Chair closes the session by using the messaging icon.  Type your message within the chat box in the top portion of the messaging screen. Once you are happy with your message click the send button.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Meeting, however such non-registered shareholders may still attend the Meeting as guests through the live webcast at  https://web.lumiconnect.com/253759077.

NOBOs and OBOs

NOBOs and OBOs should carefully review the instructions provided to them by their intermediary regarding how to provide voting instructions or how to obtain a proxy with respect to their Hudbay Shares.  Such non-registered shareholders may also wish to contact their intermediary directly in order to obtain instructions regarding how to vote Hudbay Shares that they beneficially own.  The Proxy-Related Materials will be sent by the Company indirectly to NOBOs and the Company intends to pay for intermediaries to deliver proxy-related materials and Form 54-101F7 (the request for voting instructions) to OBOs, in accordance with NI 54-101.

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Technical Support

Shareholders who experience any technical issues on the LUMI platform either prior to or during the virtual meeting on May 21, 2024 should promptly contact LUMI directly, our virtual meeting provider, by visiting LUMI's support portal at https://support.lumiglobal.com/knowledge/virtual for common troubleshooting information or to use LUMI's virtual assistant to ask LUMI any related questions.

VOTING YOUR COMMON SHARES BY PROXY

If you will not be able to attend and vote online at the virtual Meeting, you may vote in advance by using the form of proxy or VIF that has been provided to you.  A proxy or VIF must be properly completed in writing and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by Hudbay's transfer agent, TSX Trust Company, prior to 2:00 p.m. (Eastern Time) on May 16, 2024, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.  Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Registered shareholders may provide their voting instructions by any of the following means:

  by mail to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 (a pre-paid, pre-addressed return envelope is enclosed);
  by courier to TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1;
  by fax to +1-416-595-9593; or
  by internet at www.voteproxyonline.com.

Non-registered shareholders may provide their voting instructions by mail, by telephone or online at www.proxyvote.com by following the instructions provided to them in their VIF.

Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your Hudbay Shares, or you can let your proxyholder decide for you.

All Hudbay Shares represented by properly completed proxies received by Hudbay's transfer agent, TSX Trust Company, no later than 2:00 p.m. (Eastern Time) on May 16, 2024 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted for, against or withheld from voting, in accordance with your instructions as specified in the proxy.  Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

If you give directions on how to vote your Hudbay Shares on your form of proxy, your proxyholder must vote your Hudbay Shares according to your instructions.  If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your Hudbay Shares as he or she sees fit.  If neither you nor your proxyholder gives specific instructions, your Hudbay Shares will be voted as follows:

  FOR the election of each of the ten director nominees;
  FOR the appointment of Deloitte LLP as our auditor for 2024 and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration; and
  FOR the non-binding advisory resolution approving our approach to executive compensation.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement of the Meeting or continuation after an adjournment of the Meeting) and to vote your Hudbay Shares.  You have the right to appoint a person or company other than the Hudbay representatives named as proxyholders to represent you at the Meeting.  To do so, simply fill in the proxyholder's name in the blank space provided on the enclosed form of proxy.  If you leave the space in the form of proxy blank, the persons designated in the form, who are our Board Chair and our President and Chief Executive Officer, respectively, are appointed to act as your proxyholder.

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Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy or VIF as proxyholder (including a non-registered shareholder who wishes to appoint themselves as proxyholder) must carefully follow the instructions in the Circular and on their form of proxy or VIF. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75, after submitting their form of proxy or VIF.

Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a Control Number to vote and participate at the Meeting.  Such an unregistered proxyholder will only be able to attend the Meeting as a guest.

Revoking your Proxy

If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

  you may send another form of proxy (with a later date) to our transfer agent, TSX Trust Company, but it must reach the transfer agent no later than 2:00 p.m. (Eastern Time) on May 16, 2024 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;
  you may deliver a signed written statement, stating that you want to revoke your form of proxy, to our Corporate Secretary no later than the last business day preceding the Meeting or any postponement or adjournment of the Meeting, by mail to Hudbay Minerals Inc., 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5, Attention: Corporate Secretary; or
  you may revoke your form of proxy in any other manner permitted by law.

If as a registered shareholder you are using your control number to log in to the Meeting, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Meeting.  If you have already voted by proxy and you vote again during the online ballot during the Meeting, your online vote during the Meeting will revoke your previously submitted proxy.  If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the online ballot vote.

Only registered shareholders have the right to revoke a proxy.  Non-registered shareholders who wish to change their vote must make appropriate arrangements with their respective dealers or other intermediaries. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

ADDITIONAL MATTERS PRESENTED AT THE MEETING

The form of proxy or VIF confers discretionary authority upon the persons named as proxyholders therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any postponement or adjournment thereof.  As of the date hereof, our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the VIF, your Hudbay Shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

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You have the right to appoint a person or company other than the Hudbay representatives named as proxyholders to represent you at the Meeting.  If you sign and return the form of proxy and do not appoint a proxyholder by filling in a name, the Hudbay representatives named as proxies will vote in their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS

The Hudbay Shares are the only shares which entitle shareholders to vote at the Meeting.  The holders of Hudbay Shares are entitled to one vote per share.  The presence of at least two people holding or representing by proxy at least 25% of the total number of votes attached to the issued common shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at April 2, 2024, the record date for the Meeting, 351,033,049 Hudbay Shares were issued and outstanding.

To the knowledge of the directors and executive officers of Hudbay, based upon filings made with Canadian and United States securities regulators on or before the date of this Circular, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities are as follows:

Name	Number of Hudbay Shares	% of Outstanding Hudbay Shares
GMT Capital Corporation (U.S.)(1)	42,013,020	12.0%

1. According to GMT Capital Corp.'s Schedule 13G dated December 31, 2023 as filed on EDGAR on February 13, 2024.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by Hudbay is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" as defined in Rule 3b-4 promulgated under the U.S. Exchange Act.  Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

MATTERS TO BE ACTED UPON AT THE MEETING

1. FINANCIAL STATEMENTS

Our audited consolidated financial statements for the years ended December 31, 2023 and 2022 and the auditor's report thereon will be presented at the Meeting.

2. ELECTION OF DIRECTORS

Our articles provide that the Board may consist of a minimum of six and a maximum of thirteen directors.

This year, the CGN Committee considered the composition and size of our Board in the context of the Copper Mountain acquisition, which resulted in two new directors being added to the Board in June 2023. Among other things, the CGN Committee considered the effectiveness (and costs) of a twelve person Board, the experience, skills and diversity of our directors and the benefits of Board renewal. The CGN Committee also considered the feedback it received from the directors and senior management as part of the annual Board evaluation survey and from shareholders as part of the Board's shareholder engagement process. Following its consideration of the foregoing issues and other relevant factors, the CGN Committee determined it would be in the best interest of Hudbay to reduce the size of the Board to ten directors, consistent with the size of the Board prior to completion of the Copper Mountain acquisition. On the recommendation of the CGN Committee, the Board Chair then had discussions with each of the individual directors to determine if any of them did not wish to stand for re-election at the Meeting. Following those discussions, the Board Chair confirmed that each of Sarah B. Kavanagh and Daniel Muniz Quintanilla were willing to not stand for re-election. The CGN Committee then considered the composition, experience, skills and diversity of the Board (among other factors) if Ms. Kavanagh and Mr. Muniz Quintanilla were no longer directors. The CGN Committee concluded that a ten person Board without Ms. Kavanagh and Mr. Muniz Quintanilla would continue to provide the skills, expertise and diversity of perspectives that the Board considers important to fulfill its oversight role in respect of Hudbay in an effective manner.

2024 MANAGEMENT INFORMATION CIRCULAR | 11

On the recommendation of the CGN Committee, the Board has determined to nominate each of the ten persons listed below for election as a director at the Meeting.  All of the nominees are current members of our Board (See "Nominees for Election as Directors" below).

Hudbay wishes to thank Ms. Kavanagh and Mr. Muniz Quintanilla for their years of dedicated service and valuable contributions.

Ms. Kavanagh has served as a valued member of the Board since 2013 and, during her time as a director, she acted as Chair of the Audit Committee (from 2014 to 2019) and is currently Chair of the EHSS Committee. During the past decade, Ms. Kavanagh played an important role in Hudbay's growth into a responsible copper-focused mining company, with a world-class pipeline of copper growth projects. Most recently, in her role as EHSS Chair, Ms. Kavanagh helped the Board oversee the development of Hudbay's GHG reduction strategy and climate change initiatives.

Mr. Muniz Quintanilla joined the Board in 2019 and was an important part of the leadership transition that took place following Mr. Kukielski's appointment as CEO in 2020. During his time on the Board, Mr. Muniz Quintanilla made valuable contributions in a number of areas and served on the Audit, EHSS and Technical Committees.

The Board recommends that shareholders vote FOR the election of each of the ten nominees as directors.

Each director elected to the Board at the Meeting shall hold office until the close of the next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws.

Majority Voting Requirement and Advance Notice By-Law

As a corporation organized under the Canada Business Corporations Act (the "CBCA"), by statute, each of our directors must be elected by a majority of the votes cast for them. This rule only applies to an uncontested election of directors, being an election where the number of director nominees does not exceed the number of directors to be elected and in respect of which no proxy material is circulated in support of one or more nominees who are not part of the slate supported by the Board.

In addition, our Advance Notice By-Law (a copy of which is available on SEDAR+ at www.sedarplus.ca), ensures that all shareholders receive adequate notice of director nominations and sufficient time and information regarding nominees to make informed voting decisions.  The Advance Notice By-Law fixes a deadline by which holders of record of Hudbay Shares must submit director nominations to our secretary prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice for an effective nomination to occur.  Our Advance Notice By-Law is intended to facilitate an orderly and efficient process for the election of directors.

Eight of the ten incumbent nominees were elected as a director of Hudbay at our annual and special meeting of shareholders held on May 10, 2023 (the "2023 meeting").  We received proxies representing 185,759,030 Hudbay Shares in connection with the 2023 meeting representing 70.89% of our outstanding common shares.

12 | HUDBAY MINERALS INC.

Based on these proxies, the eight incumbent nominees listed below received the following favourable votes cast by proxy:

Director	Percentage of Favourable Votes Cast by Proxy	Number of Favourable Votes Cast by Proxy
Carol T. Banducci	99.46%	178,525,903
Igor A. Gonzales	98.29%	176,437,305
Carin S. Knickel	97.60%	175,191,043
Peter Kukielski	98.34%	176,517,867
George E. Lafond	99.23%	178,129,907
Stephen A. Lang	94.19%	169,074,782
Colin Osborne	99.57%	178,740,817
David S. Smith	98.02%	175,957,239

Jeane L. Hull and Paula C. Rogers were each appointed as directors of Hudbay in June 2023 in connection with the Copper Mountain acquisition.

Nominees for Election as Directors

Unless authority to do so with respect to one or more directors is withheld, the persons named in the form of proxy intend to vote FOR the election of each of the ten nominees whose names are set forth below:

Carol T. Banducci	George E. Lafond
Igor A. Gonzales	Stephen A. Lang
Jeane L. Hull	Colin Osborne
Carin S. Knickel	Paula C. Rogers
Peter Kukielski	David S. Smith

We do not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees unable to serve.

The following tables set forth biographical and other information on each proposed nominee.

2024 MANAGEMENT INFORMATION CIRCULAR | 13

CAROL T. BANDUCCI

Principal Occupation: Corporate Director

Ms. Banducci brings more than 30 years of business leadership experience built over a career which has included corporate and operational senior finance leadership roles with businesses operating around the world.  At IAMGOLD Ms. Banducci helped shape and drive the strategy of a complex business operating successfully in challenging jurisdictions.  She provided financial leadership and insight to ensure business operations and capital decisions were grounded in sound financial criteria.  She also served as chair of Niobec Inc., a wholly-owned subsidiary of IAMGOLD, prior to orchestrating the sale of the business.  She served previously as a senior leader of a major plastics and polymer producer, making important contributions to a restructuring and turnaround of the business and, once it was sold, provided leadership to comprehensive integration, restructuring and cost-improvement initiatives.  Prior to this, Ms. Banducci served as Chief Financial Officer of Orica Explosives North America and ICI Explosives Canada & Latin America - a global business selling product in 35 countries.

Ms. Banducci has been recognized three times as one of "Canada's Most Powerful Women - Top 100" and in 2019 was inducted into the Women's Executive Network Hall of Fame.  Also, in 2018, Ms. Banducci was recognized by Women in Mining as one of the 100 Global Inspirational Women in Mining.  Ms. Banducci holds a Bachelor of Commerce from the University of Toronto and has also completed the Institute of Corporate Directors Program at the Rotman School of Business.

Mississauga, Ontario, Canada
Age	64
Director Since	2017
Independent	Yes
Hudbay Shares Held(1)	Nil
Deferred Share Units Held	211,133
Total Value of Hudbay Shares and DSUs(2)	$1,980,428
2023 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	11 of 12	92%
Audit Committee (Chair)	6 of 6	100%
Compensation and Human Resources Committee	10 of 10	100%

Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
ARC Resources Ltd. (2021 to Present) Euro Ressources S.A.(5) (2009 to 2010; 2014 to 2019)	CEO/Senior Officer Finance and M&A Mining/Resource Industry International Business Government Relations and Permitting Corporate Governance Risk Management Marketing Human Resources/Exec. Compensation	Operations Safety Social, Communities and Culture Environment and Climate

5. Euro Ressources S.A. is an indirect, majority owned subsidiary of IAMGOLD.

14 | HUDBAY MINERALS INC.

IGOR A. GONZALES

Principal Occupation: Chief Operating Officer of Appian Capital

Mr. Gonzales is from Cusco, Peru and has more than 40 years of experience in the mining industry.  He joined Appian Capital as Chief Operating Officer in June 2020 following over three years as President and CEO of Sierra Metals.  Prior to that, he was with Compañia de Minas Buenaventura S.A.A. from November 2014 to May 2017, serving as Vice President of Operations, and Barrick Gold Corporation from 1998 to 2013, serving as President of Barrick Gold South America for seven years, and later as Executive Vice President and Chief Operating Officer.  Between 1980 and 1996, Mr. Gonzales served in various roles with Southern Peru Copper Corporation.

Mr. Gonzales has a Bachelor of Science degree in Chemical Engineering from the University of San Antonio Abad in Cusco, Peru, and was a Fulbright Scholar at the New Mexico Institute of Mining and Technology, where he earned a Master of Science degree in Extractive Metallurgy.

London, England
Age	69
Director Since	2013
Independent	Yes
Hudbay Shares Held(1)	Nil
Deferred Share Units Held	144,606
Total Value of Hudbay Shares and DSUs(2)	$1,356,404
2023 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	12 of 12	100%
Environmental, Health, Safety and Sustainability Committee	4 of 5	80%
Technical Committee	7 of 9	78%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
Gatos Silver, Inc. (2020 to Present) Harte Gold Corporation (2020 to 2021) Sierra Metals Inc. (2013 to 2020)	CEO/Senior Officer Mining/Resource Industry Operations International Business Government Relations and Permitting Safety Social, Communities and Culture Risk Management Marketing	Finance and M&A Environment and Climate Human Resources/Exec. Compensation

2024 MANAGEMENT INFORMATION CIRCULAR | 15

JEANE L. HULL

Principal Occupation: Corporate Director

Ms. Hull has over 35 years of mining operational leadership and engineering experience, most notably holding the positions of Chief Operating Officer for Rio Tinto plc at the Kennecott Utah Copper Mine and Executive Vice President and Chief Technical Officer of Peabody Energy Corporation.  She also held numerous management, engineering and operations positions with Rio Tinto affiliates.  Prior to joining Rio Tinto, she held positions with Mobil Mining and Minerals and has additional environmental engineering and regulatory affairs experience in the public and private sectors.

In addition to her extensive mining experience, Ms. Hull has 10 years of independent director experience.  She currently serves as a member of the Board of Directors of Wheaton Precious Metals, Epiroc AB and Coeur Mining, Inc.  She previously served on the Boards of Trevali Mining Corporation, Copper Mountain Mining Corporation, Pretium Resources Inc., Interfor Corporation and Cloud Peak Energy Inc.  Ms. Hull also served on the Advisory Board for South Dakota School of Mines and Technology.

Rapid City, South Dakota, United States
Age	69
Director Since	2023
Independent	Yes
Hudbay Shares Held(1)	Nil
Deferred Share Units Held	11,090
Total Value of Hudbay Shares and DSUs(2)	$104,024
2023 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	4 of 4	100%
Technical Committee	5 of 5	100%
Environmental, Health, Safety and Sustainability Committee	2 of 2	100%

Other Public Board Directorships(4)	Areas of Expertise/Experience(3):

Wheaton Precious Metals Corp. (2023 to Present)
Coeur Mining, Inc. (2022 to Present)
Epiroc AB (2018 to Present)
Interfor Corporation (2014 to 2023)
Copper Mountain Mining Corp. (2022 to 2023)
Trevali Mining Corporation (2021 to 2022)
Pretium Resources Inc. (2019 to 2022)
Cloud Peak Energy Inc. (2016 to 2019)

  CEO/Senior Officer
  Mining/ Resource Industry
  Operations
  International Business
  Government Relations and Permitting
  Safety
  Environment and Climate
  Corporate Governance
  Human Resources/ Exec. Compensation
Finance and M&A Social, Communities and Culture Risk Management Environment and Climate Marketing

16 | HUDBAY MINERALS INC.

CARIN S. KNICKEL

Principal Occupation: Corporate Director

Carin S. Knickel has over 30 years' of experience in the energy industry, holding senior operating, planning and business development positions throughout her career in the US and Europe, and leading the integration of businesses, processes and people following transactions.

Ms. Knickel spent over 30 years at ConocoPhillips, the world's largest independent exploration and production company, where she most recently served as Corporate Vice President, Global Human Resources from 2003 until her retirement in May 2012.  She joined ConocoPhillips in 1979 and held various senior operating positions in wholesale marketing, refining, transportation and commercial trading as well as leadership roles in planning and business development throughout her career in the U.S. and Europe.  She also transformed the human resources function from a disparate organization of five pre-merger companies to a global shared-service organization, delivering more than US$30 million in merger synergies.  Prior to that, Ms. Knickel held roles as President of Specialty Businesses where she managed a portfolio of technology-based businesses with revenues of US$2.1 billion, and also served as Vice President, Carbon Businesses, where she was appointed to lead a start-up carbon fiber business, overseeing the first US$200 million demonstration plant.

 Ms. Knickel currently serves as a director on the board of Vermilion Energy Inc.  She also serves as a Trustee for the Colorado/Wyoming Chapter of the National Multiple Sclerosis Society and previously served as Chair.  She holds a Bachelor of Science, Marketing from the University of Colorado and a Master of Science in Management from the Massachusetts Institute of Technology.

Golden, Colorado, United States
Age	67
Director Since	2015
Independent	Yes
Hudbay Shares Held(1)	26,825
Deferred Share Units Held	255,219
Total Value of Hudbay Shares and DSUs(2)	$2,645,573
2023 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	12 of 12	100%
Compensation and Human Resources Committee (Chair)	10 of 10	100%
Corporate Governance and Nominating Committee	5 of 5	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
Vermillion Energy Inc. (2018 to Present) Whiting Petroleum Corp. (2015 to 2020)	CEO/Senior Officer Finance and M&A Mining/Resource Industry Operations International Business Safety Corporate Governance Human Resources/ Exec. Compensation Risk Management	Social, Communities and Culture Environment and Climate Marketing

2024 MANAGEMENT INFORMATION CIRCULAR | 17

PETER KUKIELSKI

Principal Occupation: President and Chief Executive Officer, Hudbay Minerals Inc.

Peter Kukielski was appointed President and Chief Executive Officer in January 2020 after serving as Interim Chief Executive Officer since July 2019.  Mr. Kukielski has more than 30 years of extensive global experience within the base metals, precious metals and bulk materials sectors, having overseen operations across the globe for companies.

Mr. Kukielski was President and Chief Executive Officer of Nevsun Resources Ltd. from May 2017 until the acquisition of Nevsun in December 2018.  From 2013 to 2017, Mr. Kukielski was Chief Executive Officer of Amenka Resources, a private company backed by Warbug Pincus to invest in global mining assets.  From 2008 to 2013, he was the Chief Executive, Mining for ArcelorMittal, responsible for 27 operating mines and three major development projects, within 12 countries.  From 2006 to 2008, Mr. Kukielski was the Chief Operating Officer of Teck Resources, responsible for the copper, zinc, gold and the metallurgical coal operations and projects. From 2001 to 2006, he was with Falconbridge (originally Noranda) in senior roles, including Chief Operating Officer, and in years prior he had various increasingly senior roles with other major mining companies, including experience in engineering, commissioning and operating significant mines in a wide variety of international jurisdictions.

Mr. Kukielski has a Master's of Science degree in Civil Engineering from Stanford University in California.

Toronto, Ontario, Canada
Age	67
Director Since	2019
Independent	No
Hudbay Shares Held(1)	89,325
Deferred Share Units Held	189,898
Restricted Share Units Held	239,702
Performance Share Units Held	479,403
Total Value of Hudbay Shares and DSUs(2)	$9,364,317
2023 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	12 of 12	100%

Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
Norsk Hydro ASA (2019 to Present)	CEO/Senior Officer Finance and M&A Mining/ Resource Industry Operations International Business Government Relations and Permitting Safety Corporate Governance Risk Management Marketing	Social, Communities and Culture Environment and Climate Human Resources/ Exec. Compensation

18 | HUDBAY MINERALS INC.

GEORGE E. LAFOND

Principal Occupation: Independent Strategic Advisor

Mr. Lafond is a strategic advisor. He works primarily with businesses, educational institutions, and social and cultural organizations. Prior to this, his recent experience includes serving as the Treaty Commissioner of Saskatchewan. He was appointed to this role in 2012 by the Government of Canada. His responsibilities as Treaty Commissioner involved public education, neutral convening and dialogue with Treaty parties, and durable resolution of conflict relating to Treaty rights and responsibilities. He was reappointed in 2014, serving for two terms total, completed in 2016. Mr. Lafond has done lifelong work to promote and support local and community-led economic development efforts.

In his current business advisory capacity, Mr. Lafond's work spans a range of sectors, and includes both early-stage ventures and established corporations. In the education sector, Mr. Lafond's work includes being an advisor to the President of the Saskatchewan Indian Institute of Technology. There, he helped create the first Indigenous Innovation Accelerator of its kind in Saskatchewan. He also advises Headwater Learning Solutions' Indigenous Education Initiative: Vision 2032.

Mr. Lafond holds a Bachelor of Education degree from the University of Saskatchewan and undertakes ongoing professional development and training in business, administration, negotiation and economic prosperity.

Mr. Lafond is a citizen of the Saskatchewan Muskeg Lake Cree Nation in Treaty Six Territory, and works with the community to support reconciliation, wellness, economic development, and innovation.  In 2016 he received the Saskatchewan Order of Merit and in 2022, he received Queen Elizabeth II's Platinum Jubilee Medal.

Victoria, British Columbia, Canada
Age	65
Director Since	2022
Independent	Yes
Hudbay Shares Held(1)	Nil
Deferred Share Units Held	44,644
Total Value of Hudbay Shares and DSUs(2)	$418,761
2023 Hudbay Board & Committee Membership
Event	Meeting	Attendance

Board	12 of 12	100%

Corporate Governance and Nominating Committee	7 of 7	100%

Environmental, Health, Safety and Sustainability Committee	5 of 5	100%

Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
N/A	CEO/Senior Officer Government Relations and Permitting Social, Communities and Culture Corporate Governance Human Resources/ Exec. Compensation	Finance and M&A International Business Safety Environment and Climate Risk Management Marketing

2024 MANAGEMENT INFORMATION CIRCULAR | 19

STEPHEN A. LANG

Principal Occupation: Corporate Director

Stephen A. Lang was appointed Chair of Hudbay's board of directors in October 2019.  Stephen has over 40 years of experience in the mining industry, including engineering, development and production at gold, copper, coal and platinum group metals operations.  He was Chief Executive Officer of Centerra Gold Inc. from 2008 to 2012 and served as Centerra's Board Chair from 2012 to 2019.  Mr. Lang has also held senior operating positions at Stillwater Mining Company, Barrick Gold Corporation, Rio Algom Limited and Kinross Mining Corporation.

Mr. Lang holds a Bachelor of Science degree and a Master's degree in mining engineering from the University of Missouri-Rolla.

Columbia, Missouri, United States
Age	68
Director Since	2019
Independent	Yes
Hudbay Shares Held(1)	65,000
Deferred Share Units Held	147,851
Total Value of Hudbay Shares and DSUs(2)	$1,996,542
2023 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	12 of 12	100%
Compensation and Human Resources Committee	10 of 10	100%
Technical Committee	8 of 9	89%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):

Hycroft Mining Holding Corporation (2021 to Present)

Argonaut Gold Inc. (2020 to Present)

Bear Creek Mining Corporation (2018 to 2023)

International Tower Hill Mines Ltd. (2014 to 2023)

Alio Gold Inc. (2014 to 2020)

Centerra Gold Inc. (2007 to 2020)

CEO/Senior Officer Mining/Resource Industry Operations International Business Government Relations and Permitting Safety Corporate Governance Human Resources/ Exec. Compensation	Finance and M&A Social, Communities and Culture Environment and Climate Risk Management Marketing

20 | HUDBAY MINERALS INC.

COLIN OSBORNE

Principal Occupation: President and CEO, Samuel, Son & Co.

Colin Osborne is President and Chief Executive Officer of Samuel, Son & Co., Limited, a position he has held since 2019, and was recently elected to its board of directors. In his management role at Samuel, Mr. Osborne is responsible for the development and leadership of the Company's long-term strategy and growth plans. Within Samuel, Mr. Osborne has held a number of other roles, including President & Chief Operating Officer, President - Samuel Service Centers and Automotive and President - Samuel Manufacturing Division. Before joining Samuel in 2015, Mr. Osborne was President and Chief Executive Officer of Vicwest Inc, a publicly traded industrial products company with operations in North America, Europe, South America and installations on six continents. Earlier in his career, Mr. Osborne held senior leadership positions at Stelco Inc. including COO and EVP Strategy. Mr. Osborne has extensive board experience and previously sat on the boards of numerous public and private equity run businesses, including Strongco Inc. and TMS International. Mr. Osborne has also been active in the community, serving as Board Director of both Mohawk College and McMaster Innovation Park.

He holds a Bachelor of Engineering degree from McGill University and has completed the Executive Management Program from the Smith School of Business at Queen's University.

Burlington, Ontario, Canada
Age	59
Director Since	2018
Independent	Yes
Hudbay Shares Held(1)	25,000
Deferred Share Units Held	189,345
Total Value of Hudbay Shares and DSUs(2)	$2,010,556
2023 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	10 of 12	83%
Technical Committee (Chair)	9 of 9	100%
Environmental, Health, Safety and Sustainability Committee	3 of 3	100%
Compensation and Human Resources Committee	5 of 5	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
N/A	CEO/Senior Officer Finance and M&A Mining/Resource Industry Operations International Business Safety Risk Management	Government Relations and Permitting Environment and Climate Corporate Governance Human Resources/ Exec. Compensation Marketing

2024 MANAGEMENT INFORMATION CIRCULAR | 21

PAULA C. ROGERS

Principal Occupation:  Corporate Director

Ms. Rogers has over 25 years of experience working with Canadian-based international public companies in the areas of corporate governance, treasury, mergers and acquisitions, financial reporting and tax strategy.  She has significant executive and board experience in the mining industry ranging from greenfields exploration to senior gold producer.  Ms. Rogers has served as an officer of several public companies including Vice-President, Treasurer of Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd.  Previous to that, she held various senior finance positions in corporate reporting, tax and treasury at Finning International Inc. over a period of nine years.  Ms. Rogers is currently a Corporate Director with over 10 years of corporate board experience, having served as a member and chair for several audit, governance and special committees, including previously with Great Bear Resources Ltd. and Copper Mountain Mining Corp.  She currently is also a director and Chair of the Board of Diversified Royalty Corp. and a director of Argonaut Gold Inc. and Entrée Resources Ltd.

Ms. Rogers is a graduate of the University of British Columbia with a Bachelor of Commerce degree and holds a Chartered Professional Accountant, Chartered Accountant designation.

North Vancouver, British Columbia, Canada
Age	55
Director Since	2023
Independent	Yes
Hudbay Shares Held(1)	15,240
Deferred Share Units Held	9,091
Total Value of Hudbay Shares and DSUs(2)	$228,225
2023 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	4 of 4	100%
Corporate Governance and Nominating Committee	2 of 2	100%
Audit Committee	3 of 3	100%
Other Public Board Directorships(4)	Areas of Expertise/Experience(3):

Entrée Resources Ltd. (2022 to Present)
Argonaut Gold Inc. (2020 to Present)
Diversified Royalty Corp. (2015 to Present)
Copper Mountain Mining Corp. (2021 to 2023)
Great Bear Resources Ltd. (2020 to 2022)
Alio Gold Inc. (2011 to 2020)
CEO/Senior Officer Finance and M&A Mining/Resource Industry International Business Corporate Governance Risk Management	Operations Government Relations and Permitting Safety Social, Communities and Culture Environment and Climate Human Resources/ Exec. Compensation Marketing

22 | HUDBAY MINERALS INC.

DAVID S. SMITH

Principal Occupation:  Corporate Director

David S. Smith is a Corporate Director who has had a career on both the finance and the supply sides of business within the mining sector, with extensive international exposure.

Mr. Smith has more than 35 years of financial and executive leadership experience.  Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc., a major equipment supplier to the mining industry with significant operations in Canada and South America, from 2009 to 2014.  Prior to joining Finning, Mr. Smith served as Chief Financial Officer and Vice President of Ballard Power Systems, Inc. from 2002 to 2009.  Previously, he spent 16 years with Placer Dome Inc. (now Barrick) in various senior positions and 4 years with PriceWaterhouseCoopers.

Mr. Smith is currently a director and Chair of IAMGOLD Corp.  Mr. Smith has previously served on other public mining company boards of directors, specifically, Pretium Resources Inc. (acquired by Newcrest Mining), Nevsun Resources Ltd. (acquired by Zijin Mining Group Limited), Dominion Diamonds Corp. (acquired by the Washington Companies), NorthWest Copper Corp. and Paramount Gold Nevada.

Mr. Smith holds a Bachelor's of Science degree in Business Administration, Accounting from California State University, Sacramento and has completed the Institute of Corporate Directors, Directors Education Program (ICD.D).

West Vancouver, British Columbia, Canada
Age	65
Director Since	2019
Independent	Yes
Hudbay Shares Held(1)	25,500
Deferred Share Units Held	84,097
Total Value of Hudbay Shares and DSUs(2)	$1,028,020
2023 Hudbay Board & Committee Membership
Event	Meetings	Attendance
Board	11 of 12	92%
Corporate Governance and Nominating Committee (Chair)	7 of 7	100%
Audit Committee	6 of 6	100%

Other Public Board Directorships(4)	Areas of Expertise/Experience(3):
IAMGOLD Corporation (2022 to Present) NorthWest Copper Corp. (2022 to 2023) Pretium Resources Inc. (2017 to 2022)	CEO/Senior Officer Finance and M&A Mining/ Resource Industry International Business Corporate Governance Human Resources/ Exec. Compensation Risk Management	Operations Government Relations and Permitting Safety Social, Communities and Culture Environment and Climate Marketing

_____________________________________
1. The Hudbay Shares indicated for each Hudbay Nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as at March 15, 2024. The information about Hudbay Shares over which control or direction is exercised, not being within the knowledge of Hudbay, has been furnished by the respective Hudbay Nominee. Unless otherwise indicated, beneficial ownership is direct and the Hudbay Nominee has sole voting and investment power.

2. Based on the $9.38 closing price of Hudbay Shares on the Toronto Stock Exchange on March 15, 2024.

3. A shaded bullet indicates a high level of experience or expertise in the subject area and an unshaded bullet indicates some or limited experience in the subject area.

4. Includes Public Board Directorships in the past five years.

2024 MANAGEMENT INFORMATION CIRCULAR | 23

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed below, to the best of our knowledge, no nominee is, or has been within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that was:

• subject to an order that was issued while the nominee was acting in the capacity as director, chief executive officer or chief financial officer;

• subject to an order that was issued after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

• is, or has been within the ten years before the date of this Circular, a director or executive officer of any company that, while the nominee was acting in that capacity, or within a year of the nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

• has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee.

Stephen A. Lang was a director of Hycroft Mining Holding Corporation ("Hycroft"), (formerly Allied Nevada Gold Corp.) which, on March 10, 2015, together with certain of its direct and indirect subsidiaries, filed voluntary petitions of relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Delaware Bankruptcy Court"). On October 8, 2015, Hycroft's Plan of Reorganization was approved by the Delaware Bankruptcy Court, and effective October 22, 2015, Hycroft completed its financial restructuring process and emerged from Chapter 11 bankruptcy.

Jeane Hull was the Executive Vice President and Chief Technical Officer of Peabody Energy Corporation ("Peabody") from April 2011 until her retirement on July 31, 2015. Peabody filed for Chapter 11 bankruptcy protection on April 13, 2016 and emerged from Chapter 11 protection on April 2, 2017.

Ms. Hull was also a director of Cloud Peak Energy Inc. ("Cloud Peak") from July 6, 2016 to October 24, 2019. Cloud Peak filed for Chapter 11 bankruptcy protection on May 10, 2019, received court approval for its plan to exit bankruptcy on December 5, 2019 and emerged from bankruptcy on December 17, 2019.

Ms. Hull was also a director of Trevali Mining Corporation ("Trevali") from January 2021 to September 2022. Trevali obtained an initial order from the Supreme Court of British Columbia under the Companies' Creditors' Arrangement Act (Canada) in August 2022. Trevali indicated that its financial position deteriorated significantly in 2022 due to a number of events and challenges which impacted operations and production. On September 6, 2022, Trevali's shares were delisted from the Toronto Stock Exchange. On June 28, 2023, a court-appointed monitor was granted enhanced powers in the proceedings with respect to Trevali's business and affairs.

Carin S. Knickel was a director of Whiting Petroleum Corp. ("Whiting") which, on March 31, 2020, together with certain of its subsidiaries, commenced voluntary Chapter 11 cases under the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas (the "Texas Bankruptcy Court"). On September 1, 2020, Whiting announced that it has successfully completed its financial restructuring and emerged from Chapter 11 protection. Whiting officially concluded its reorganization after completing all required actions and satisfying the remaining conditions to its Plan of Reorganization.

Igor Gonzales is a director of Gatos Silver, Inc. ("Gatos"). On April 1, 2022, the Ontario Securities Commission issued a management cease trade order against the CEO and CFO of Gatos ordering each such executive officer to cease trading in the securities of Gatos until Gatos completed its annual continuous disclosure filings for the year ended December 31, 2021 as required by Ontario securities laws. Additional management cease trade orders were issued by the Ontario Securities Commission on April 12, 2022 and July 7, 2022 in connection with certain other delays in Gatos' financial reporting. On July 5, 2023, Gatos announced that, effective July 4, 2023, the Ontario Securities Commission fully revoked the management cease trade orders previously granted, as described further above.

24 | HUDBAY MINERALS INC.

Penalties or Sanctions

To the best of our knowledge, no nominee has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for the nominee.

3. APPOINTMENT OF AUDITOR

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Deloitte LLP ("Deloitte"), as our auditor until the close of our next annual meeting of shareholders and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the auditor.

Deloitte was first appointed as our auditor on May 6, 2005. For the year ended December 31, 2023, Deloitte was paid $3,285,283 for audit services, $134,286 for audit-related services and $110,000 for other services. Deloitte was not paid any fees for tax-related services in 2023. All non-audit services provided by Deloitte are subject to pre-approval by our Audit Committee.

Additional information regarding the compensation of Deloitte is contained in our Annual Information Form for the year ended December 31, 2023 under the heading "Audit Committee Disclosure - Remuneration of Auditor".  Our Annual Information Form may be found on our website at www.hudbay.com, on SEDAR+ at www.sedarplus.caand EDGAR at www.sec.gov/edgar.shtml.

The Board recommends that shareholders vote FOR the appointment of Deloitte as Hudbay's auditor and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor's remuneration.

4. SAY ON PAY ADVISORY VOTE

Hudbay's compensation model is designed to: (i) provide competitive compensation to attract and retain talented high-achievers and appropriately incent them to achieve our strategic and operational objectives; and (ii) align the interests of our executives with the long-term interests of our shareholders.  Detailed disclosure of Hudbay's executive compensation program can be found under the heading "Statement of Executive Compensation" found later in this Circular.

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback from shareholders on our approach to executive compensation.  As a formal opportunity to provide their views on the disclosed objectives of Hudbay's compensation model, shareholders are asked to review and vote in a non-binding, advisory manner, on the following resolution:

"BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Circular."

As an advisory vote, the resolution will not be binding on the Board. However, the Compensation and Human Resources Committee and the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with Hudbay's compensation philosophy (see the "Statement of Executive Compensation" for details).

Hudbay will disclose the results of the Say-on-Pay advisory vote as part of its report on voting results for the meeting.

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The Board recommends that shareholders vote FOR the advisory resolution approving Hudbay's approach to executive compensation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board believes that sound corporate governance practices are essential to the effective management of Hudbay and the protection of its employees, shareholders and other stakeholders.  Our Board oversees the management of our business and affairs with a view to ensuring that shareholder value is enhanced without compromising our commitment to environmental, social and governance ("ESG") principles and the highest standards of ethical conduct.

Our Board has adopted corporate governance policies and procedures to assist it in fulfilling this oversight role.  The Board fulfills its mandate directly and through its Committees.  The directors are kept informed of our operations at regular and special Board and Committee meetings as well as through reports and discussions with management.  We believe Hudbay is best served by a Board that functions independently of management and is informed and engaged.

Our Corporate Governance and Nominating ("CGN") Committee regularly monitors our corporate governance policies and procedures with a view to ensuring that they continue to guide the Board and management to act in the best interests of Hudbay and our stakeholders.

Our Corporate Governance Guidelines (including the Board Charter) are set out in Schedule "A" to this Circular and can be viewed at our website at www.hudbay.com.  The following is a description of Hudbay's corporate governance practices as approved by the Board.

Highlights of Hudbay's Corporate Governance Practices
✓	Board Independence:

The Chair and all of Hudbay's directors, other than Mr. Kukielski, are independent; the Committees of the Board are composed entirely of independent directors; and independent directors meet without management present at all regular Board and Committee meetings.

✓	Gender and Diversity:

Hudbay has a written policy for the identification and nomination of director candidates who are diverse in all respects, including gender, and the policy sets a target for the Company to have at least 30% female directors on the Board.

✓	Majority Voting and Advance Notice:

Hudbay is subject to a statutory majority voting requirement for uncontested director elections and has adopted an advance notice by-law that provides advance notice requirements for director elections.

✓	Board Composition and Skills:

The Board has developed a nuanced skills matrix that is used by the CGN Committee to evaluate the current composition and strengths of the Board as well as the skills and experience that should be sought in new director nominees.

✓	Director Education:

The Board regularly receives presentations on educational topics and strategy and visits our operations and key development projects. In addition, Board members receive a membership with the Institute of Corporate Directors and are encouraged to make use of the educational and training programs available.

✓	No Overboarding:	The Chair of the Board must approve any other directorships held by our directors and only two of our nominee directors currently sit on the board of more than two other reporting issuers.
✓	Prohibition on Multiple Interlocking Directorships:

Directors are prohibited from having more than one interlocking directorship without the approval of the CGN Committee. Only two of our nominee directors have an interlocking directorship and sit together on the board of another reporting issuer.

✓	Ethical Business Conduct:

Hudbay is committed to conducting business honestly, ethically and fairly and has adopted a Code of Business Conduct and Ethics, a Global Supplier Due Diligence Policy and Supplier and Customer Codes of Conduct and regularly carries out certification and training programs with regard to its key compliance policies.

26 | HUDBAY MINERALS INC.

✓	Disclosure Policy:

Hudbay has a Disclosure Policy that requires the company to provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis.  Hudbay's Disclosure Committee reviews and supervises the preparation of all public disclosure and is responsible for ensuring that information is disclosed in accordance with the Disclosure Policy.

✓	Risk Management:

Hudbay has a formal risk management program whereby the Board and its Committees have each been assigned responsibility for the oversight of certain of the principal risks facing the company and receive quarterly reporting from management on the monitoring and management of those risks. In addition, Hudbay has an internal audit function that is responsible for establishing a flexible, risk-based annual audit plan and reports to the Audit Committee.

✓	Shareholder Engagement:

The Board is committed to a dialogue with our shareholders and other stakeholders about our corporate governance policies, sustainability strategy, executive compensation program and other matters of interest and has adopted a Shareholder Engagement Policy with this in mind.

✓	Succession Planning:	Hudbay's Board has a formal process for succession planning for its executive officers (including the CEO) that is overseen and reported on by the Compensation and Human Resources Committee.
✓	ESG Oversight and Governance:

The EHSS Committee has been delegated oversight authority over the Company's sustainability strategy and climate-related risks, opportunities and policies, and other Committees have been delegated oversight over other ESG matters such as tailings, equity, diversity and inclusion and corporate governance.

✓	Board and Committee Evaluations:	A formal evaluation of the performance and effectiveness of the Board and its Committees is carried out annually under the supervision of the CGN Committee.
✓	Related Party Transactions	The CGN Committee is responsible for reviewing all related party transactions, regardless of whether such transactions are reportable under applicable securities regulations.

BOARD OF DIRECTORS: THE ROLE OF THE BOARD

The Board mandate has been formalized in a written Board Charter that sets out specific responsibilities, which include:

• satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the Company;

• reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;

• reviewing the principal strategic, operational, reporting, ESG and compliance risks for Hudbay and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks;

• ensuring, with the assistance of the CGN Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the CGN Committee;

• ensuring internal controls and management information systems are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee;

• assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance reviews) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation and Human Resources Committee;

• ensuring we have in place a policy for effective communication with shareholders, other stakeholders and the public generally; and

• reviewing and, where appropriate, approving the recommendations made by the various Committees, including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

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Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies.  To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the Board has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.

Eleven of our twelve current directors are independent. With the assistance of the CGN Committee, the Board has considered the relationship to Hudbay of each of the nominees for election by the shareholders and has determined that nine of the ten directors nominated for election at the Meeting are independent.  The following table sets out the relationship of the nominees for election as directors to Hudbay.

Name	Independent	Non-Independent	Reason for Non-Independent Status
Carol T. Banducci	✓
Igor A. Gonzales	✓
Jeane L. Hull	✓
Carin S. Knickel	✓
Peter Kukielski		✓	President and CEO of Hudbay
George E. Lafond	✓
Stephen A. Lang	✓
Colin Osborne	✓
Paula C. Rogers	✓
David S. Smith	✓

Restrictions on Board Membership at Other Entities

Our Corporate Governance Guidelines prohibit our directors from having more than one interlocking directorship (being one in which two or more of our directors sit together on the board of another reporting issuer), without the approval of our CGN Committee. Only two of our nominee directors have an interlocking directorship and sit together on the board of another reporting issuer.

Our Corporate Governance Guidelines do not restrict the number of public company boards on which our directors may sit.  However, our Code of Business Conduct and Ethics requires that the Chair approve any other directorships held by our directors.  In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, only two of our nominee directors sit on the boards of more than two other reporting issuers.

For more information about the nominees for election at the Meeting, including a listing of the reporting issuers on whose boards our nominee directors sit, see above under the heading "Election of Directors - Nominees for Election as Directors".

Independent Chair

In addition to having a majority of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management.  Those procedures include having a Chair who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management.  The responsibilities of the Chair include acting as a liaison between the Board and the Chief Executive Officer, working with the Chief Executive Officer to ensure that the Board is appropriately involved in approving and supervising Hudbay's strategy and recommending procedures to enhance the work of the Board.  The Board has also adopted a position description for the Chair of each of the Board Committees.  The full position descriptions of the Board Chair and the Chair of each Committee, including a complete list of their responsibilities, which have been approved by the Board, are available on our website at www.hudbay.com.

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CEO Position Description

The Board has approved a position description for the Chief Executive Officer (available on our website at www.hudbay.com), which delegates to the CEO the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long-range goals, strategies, plans and policies, subject to the direction and oversight of the Board.  The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of management's current and proposed courses of action.  The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting Hudbay.

Board Composition and Skills

The CGN Committee, which is composed entirely of independent directors, assists the Board in evaluating the composition and skills of our Board. Among other things, the CGN Committee considers the size and effectiveness of the Board, identifies skills and areas of expertise that may be desirable to add to the Board, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings and directors to be appointed to each Committee and as the Chair of each Committee.  These activities are informed, in part, through the formal Board evaluation process that is carried out annually by the CGN Committee, as described under "Board and Committee Evaluations" below. In addition, in the current year, this was also considered in the context of the Copper Mountain acquisition, which resulted in the addition of two new directors to our Board in June 2023.

In assessing individual director nominees, the CGN Committee considers, in addition to the skills and expertise highlighted in the Board skills matrix, the following criteria: (i) judgment and character; (ii) diversity of the Board, including diversity of gender, viewpoints, backgrounds, experiences and other demographics (and the target for at least 30% women directors as described in our Diversity Policy below); and (iii) the extent to which the interplay of a nominee's expertise, skills, knowledge and experience with that of other members of the Board will build a Board that is effective, collegial and responsive to our needs.

The following Board skills matrix sets out the skills and expertise that the Board considers important to fulfill its oversight role in respect of Hudbay, the specific skills and expertise of each director nominee and the current strengths of the Board as a whole.  Each director is required to complete a self-assessment of his or her skills and such data is compiled into the matrix.  The Board skills matrix is maintained to identify and evaluate the competencies and skills of its members based on the individual experience and background of each director and to identify areas for strengthening the Board, if any, and address them through the recruitment of new members.

	Carol Banducci	Igor Gonzales	Jeane Hull	Carin Knickel	Peter Kukielski	George Lafond	Stephen Lang	Colin Osborne	Paula Rogers	David Smith
CEO/Senior Officer	⬤	⬤	⬤	⬤	⬤	⬤	⬤	⬤	⬤	⬤
Finance and M&A	⬤	O	O	⬤	⬤	O	O	⬤	⬤	⬤
Mining/Resource Industry	⬤	⬤	⬤	⬤	⬤		⬤	⬤	⬤	⬤
Operations	O	⬤	⬤	⬤	⬤		⬤	⬤	O	O
International Business	⬤	⬤	⬤	⬤	⬤	O	⬤	⬤	⬤	⬤

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	Carol Banducci	Igor Gonzales	Jeane Hull	Carin Knickel	Peter Kukielski	George Lafond	Stephen Lang	Colin Osborne	Paula Rogers	David Smith
Government Relations and Permitting	⬤	⬤	⬤		⬤	⬤	⬤	O	O	O
ESG - Safety	O	⬤	⬤	⬤	⬤	O	⬤	⬤	O	O
ESG - Social, Communities and Culture	O	⬤	O	O	O	⬤	O		O	O
ESG - Environment and Climate	O	O	⬤	O	O	O	O	O	O	O
ESG - Corporate Governance	⬤	O	⬤	⬤	⬤	⬤	⬤	O	⬤	⬤
Human Resources/ Executive Compensation	⬤	O	⬤	⬤	O	⬤	⬤	O	O	⬤
Risk Management	⬤	⬤	O	⬤	⬤	O	O	⬤	⬤	⬤
Marketing	⬤	⬤	O	O	⬤	O	O	O	O	O

1. ⬤ Indicates a high degree of experience or expertise in the subject area.

2. O Indicates some or limited experience in the subject area.

Board and Committee Evaluations

Annually, under the supervision of the CGN Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board and its Committees.  As part of this process, each director and members of senior management are interviewed by a member of the CGN Committee to assess the performance of the Board, its Committees and the individual directors, the independence of the Board, its relationship with senior management, the performance of the Chair, the Board's role in shaping the company's strategic priorities and culture and any other issues of concern.  The results of these interviews were reviewed by the CGN Committee at its meeting on January 17, 2024, then reported to the Board by the Chair of the CGN Committee.  A formal written report is circulated to the directors and members of senior management, and the Chair of the CGN Committee, the Board Chair and the President and CEO work to ensure the recommendations contained in the report are implemented.

Members of each Committee are also provided questionnaires that deal with the performance of the Committee and its Chair and ask the Committee members to raise any matters of concern.  The results of these questionnaires are discussed during in camera sessions of the Committees.

Age and Term Limits; Focus on Board Renewal

We do not have age or term limits for service on the Board.  Instead, the Board focuses on monitoring the effectiveness and composition of the Board, including considerations related to any skills gaps and the need for renewal and diversity. As part of the Board's annual evaluation process, the CGN Committee receives feedback on the performance of each individual director and the Board will ask directors who are no longer able to contribute effectively to step down from the Board.

Related Party Transactions

Our Corporate Governance Guidelines delegate responsibility to the CGN Committee to review transactions between the Company and any related party, regardless of whether the transactions are reportable pursuant to securities regulations. After considering advice from the CGN Committee, the Board shall review, and, if appropriate, approve or ratify, such related party transactions.  For purposes of the guidelines, a "related party transaction" is any transaction in which the Company was or is to be a participant and in which any related party has a direct or indirect material interest, other than transactions that (i) are available to all employees generally, (ii) involve compensation of executive officers or directors duly authorized by the appropriate Board committee, or (iii) involve reimbursement of expenses in accordance with the Company's established policies.

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Board and Committee Meetings and Attendance

The Board meets a minimum of four times per year and as otherwise required.  Most Committees meet quarterly, or more frequently as deemed necessary by the applicable committee.  The frequency of meetings and nature of each meeting agenda depend on the business and affairs that Hudbay faces from time to time.

The following table provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2023.

Directors	Board of Directors	Audit Committee	Compensation & Human Resources Committee	Corporate Governance & Nominating Committee	EHSS Committee	Technical Committee	Totals
	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Overall % Attendance
Carol T. Banducci	11 of 12	6 of 6	10 of 10				27	96%
Igor A. Gonzales	12 of 12				4 of 5	7 of 9	23	88%
Jeane L. Hull	4 of 4				2 of 2	5 of 5	11	100%
Sarah B. Kavanagh	12 of 12			7 of 7	5 of 5		24	100%
Carin S. Knickel	12 of 12		10 of 10	5 of 5	2 of 2		29	100%
Peter Kukielski	12 of 12						12	100%
George E. Lafond	12 of 12			7 of 7	5 of 5		24	100%
Stephen A. Lang	12 of 12		10 of 10			8 of 9	30	97%
Daniel Muñiz Quintanilla	8 of 12	5 of 6			2 of 3	4 of 5	19	73%
Colin Osborne	10 of 12		5 of 5		3 of 3	9 of 9	27	93%
Paula C. Rogers	4 of 4	3 of 3		2 of 2			9	100%
David S. Smith	11 of 12	6 of 6		7 of 7			24	96%

In Camera Sessions without Management

The independent members of the Board meet without management in in camera sessions at all regular Board meetings. During the year ended December 31, 2023, the Board held in camera sessions of the independent directors at all 12 Board meetings. In addition, all of the committees hold in camera sessions without the presence of management at each regular meeting.

Director Orientation and Continuing Education

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with Hudbay and its business.  New directors are provided with a comprehensive set of resources which includes, among other things, information about the duties and obligations of directors, copies of Hudbay's Code of Business Conduct and Ethics, Corporate Governance Guidelines and Board Charter, Committee charters and other key policies, descriptions of our organizational structure, operational reports, strategic plans, compensation plans, investor presentations and copies of our most recent core public disclosure documents.  New directors are expected to meet with members of senior management, the Board Chair and the Chairs of the Committees on which they will serve as part of their orientation process, and are also invited to attend site visits at our key properties.

Our directors are encouraged to attend third-party educational programs and our Board members receive a membership with the Institute of Corporate Directors, where they have access to educational materials and are invited to training seminars throughout the year.  In addition, we frequently include a director education topic on the agenda at Board and Committee meetings, site visits and other events.  This typically involves presentations to the Board by members of management and third-party advisors in respect of our business and operations, corporate development, strategy, legal and regulatory matters, ESG topics and industry trends and practices.

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The following were among the educational and strategic presentations made to our Board and its Committees in 2023:

Date	Topic	Attendees
May 8, 2023

Permitting, Consultation and Indigenous Rights in British Columbia - external counsel provided Board attendees with an overview of Indigenous historical and recent land rights including related Acts and the role and impact of various Agreements.

Full Board
July 19, 2023	Review of Tailings Management - management and representatives from Tailpro Consulting and BGC Engineering provided an overview of the Company's tailings management systems.	Technical Committee members plus Mmes. Banducci, Kavanagh and Knickel and Messrs. Lafond and Kukielski
July 21, 2023	Executive Compensation and Board Effectiveness Trends - Hugessen provided a report on recent trends in compensation, ESG, governance and board effectiveness practices in the North American market.	Compensation and Human Resources Committee members, plus Messrs. Kukielski and Lafond
July 26, 2023

Update on Tracking Evolving Sustainability Reporting Standards and Requirements - management provided a detailed update on the ecosystem of evolving standards and an overview of the key reporting standards applicable to the Corporation.

EHSS Committee members plus Messrs. Lang, Kukielski and Smith
August 3, 2023	Strategy Session - senior management provided the Board with an in-depth review of the company's strategic plans and priorities.	Full Board
September 28-29, 2023

Manitoba Site Visit - Board members received a tour of the Lalor mine, the New Britannia and Stall mills and the Anderson and Flin Flon tailings facilities. Management provided the Board members in attendance with in-depth presentations regarding the Snow Lake operations throughout the site visit.

Mmes. Hull and Rogers and Messrs. Gonzales, Lafond, Lang and Osborne
October 19, 2023

Arizona Site Visit - Board members received a tour of the Copper World site. Management provided the Board members in attendance with in-depth presentations regarding the Copper World project, permitting, water and power strategies and other related matters throughout the site visit.

Mmes. Banducci, Kavanagh, Knickel and Rogers and Messrs. Kukielski, Lang and Smith
December 4, 2023	Equity, Diversity and Inclusion Presentation - the Chair of management's ED&I Committee provided an update on Hudbay's equity, diversity and inclusions initiatives and key priorities.	Compensation and Human Resources Committee members, plus Ms. Rogers and Messrs. Kukielski and Smith

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STRATEGIC PLANNING

The Board recognizes that one of its primary responsibilities is to provide direction and oversight to management in pursuit of the Company's strategy.  Senior management, led by the CEO, is responsible for presenting strategy plans to the Board for approval, and pursuing strategic opportunities and business objectives. The Board recognizes that consideration of the Company's strategy and strategic opportunities must be an ongoing conversation with management and company strategy is discussed with management at every regular Board meeting.  In addition, the Board held a meeting in August 2023 that focused solely on strategy.

RISK MANAGEMENT

A key element of the Board's responsibilities is to review the principal strategic, operational, ESG, reporting and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

The Board provides overall governance of the risk management function by:

• approving the Company's risk management policy;

• setting the risk appetite associated with Hudbay's strategy and corporate objectives;

• ensuring, with the assistance of the Audit Committee, that senior management has instituted and is operating a system that identifies, assesses, mitigates and communicates the principal risks the Company faces; and

• monitoring, with the assistance of the Board's committees, the management of the Company's principal risks.

The Audit Committee oversees the design and ongoing review of the Company's risk management system. In this capacity, the Audit Committee is responsible for reviewing and overseeing our risk management policy and approving a formalized, disciplined and integrated enterprise risk management ("ERM") process that is developed by senior management and, as appropriate, the Board and its Committees, to monitor, manage and report principal risks.

Each of the Board's committees is responsible for monitoring the critical risks assigned to it by the Board, periodically reviewing with management how those risks are being managed (including the actions that have been taken by management to mitigate the risks) and communicating findings to the full Board.  By way of example, cyber security risks are overseen by the Audit Committee, as it has responsibility for reviewing and monitoring the information technology risks facing the Company, and climate-related risks are overseen by the EHSS Committee, as it has responsibility for monitoring sustainability-related risks.

Oversight of the Company's current Tier 1 Risks is allocated among the Board and its committees as follows:

Hudbay's Tier 1 Risks and Board / Committee Oversight
Tier 1 Risk Category	Board/Committee Oversight
Copper World Project	Technical Committee
Community and Political Relations	EHSS Committee
Macroeconomics (Metal Prices, Foreign Exchange and Interest Rates)	Audit Committee
Strategic and Business Planning	Board
Operating Performance (Volume, Equipment Availability and Cost)	Technical Committee

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Copper Mountain Stabilization Project (3-year)	Technical Committee
Operating Performance (Safety and Security)	EHSS Committee
Access to Capital	Audit Committee
Cyber Security	Audit Committee
Tailings Management (Dam Breach and Discharges)	Technical Committee
Tailings Management Systems (Dam Breach and Discharges)	EHSS Committee
Reserves and Resources, Life of Mine and Capital Allocation Planning	Technical Committee
Concentrate Shipping (Environment & Safety)	EHSS Committee
Concentrate Shipping (Transport & Logistics)	Technical Committee
Accounting and Reporting	Audit Committee
Succession Planning Recruitment and Retention	Compensation and Human Resources Committee

Among its responsibilities, Hudbay management is responsible for:

• Conducting business in accordance with the risk appetite set by the Board,

• Integrating risk management into strategic business planning, budget and resource allocation, operating performance, and human resources, financial and compliance processes, and

• Actively monitoring and managing principal business risks.

In addition, our Executive Director, Internal Audit and Compliance is responsible for establishing a flexible, risk-based annual internal audit plan to determine the priorities of the internal audit function, consistent with Hudbay's strategic plan and aligned with the ERM program, including but not limited to risk registers and risk appetite and tolerance levels. The Audit Committee approves the annual internal audit plan.

EQUITY, DIVERSITY AND INCLUSION

Our Corporate Governance Guidelines (a copy of which can be found at Schedule "A") include a written policy for the identification and nomination of director candidates who are diverse in many respects, including gender.  The Board has also approved a standalone written Diversity Policy to supplement our Corporate Governance Guidelines.

Our Diversity Policy seeks to ensure a diverse representation of women and other designated groups (Indigenous peoples, persons with disabilities and visible minorities) among the members of our Board and senior management and includes a target for the Company to have at least 30% women directors on the Board.  This policy confirms the Board's commitment to diversity and inclusion as part of our core values and to setting a "tone at the top" that leads to greater diversity on the Board, in senior management and across the organization.

The CGN Committee is responsible for ensuring the objectives of our Diversity Policy are applied when recommending changes to the composition of the Board. Consistent with the objectives of our Diversity Policy, 40% of the director nominees proposed by the CGN Committee for election this year are women.

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Pursuant to our Diversity Policy, in assessing individual director nominees, the CGN Committee considers, among other things, relevant skills and expertise, judgment and character, diversity (including diversity of gender, viewpoints, backgrounds, experiences and other demographics, such as the representation of Indigenous peoples, persons with disabilities and visible minorities), and the extent to which the interplay of an individual's expertise, skills, knowledge and experience with that of other members of the Board will build a board that is effective, diverse, collegial and responsive to the needs of the Company. In addition, when engaging search firms to identify candidates for the Board, the CGN Committee is responsible for ensuring the objectives of our Diversity Policy are applied and may, in certain circumstances, instruct a search firm to focus on identifying only those candidates from one or more underrepresented groups that have the specific skills and expertise required to complement the current composition of the Board.

The CEO is tasked with ensuring the objectives of our Diversity Policy are applied with respect to senior management positions.

Although we do not have specific targets regarding directors and executive officers for each of the designated groups, we have a target of at least 30% women directors and believe that our Diversity Policy and Corporate Governance Guidelines, together with our other equity, diversity and inclusion initiatives described below, encourage our CGN Committee and management to consider the current number of women and members of other designated groups when selecting director candidates and members of senior management.

Equity, Diversity and Inclusion (ED&I) Initiatives

In 2020, Hudbay management formed an Equity, Diversity and Inclusion Committee (the "ED&I Committee").  The ED&I Committee consists of a group of employees at the corporate office that expressed a desire to foster and advance Hudbay's commitment to ED&I throughout the organization.  Since that time, the ED&I Committee has developed a Diversity and Inclusion Policy ("ED&I Policy"), arranged for targeted charitable corporate donations and worked collaboratively with the HR group and business units to develop strategic priorities and advance certain initiatives.  These initiatives have included Indigenous awareness training, ED&I training, employee engagement and culture surveys and guest speakers. Going forward, the strategic focus will be on continued employee communications and engagement, following through on our commitment to the Mining Association of Canada's Towards Sustainable Mining ("TSM") Equitable, Diverse and Inclusive Workplaces Protocol and measuring our progress toward achieving our ED&I objectives.

Our Peru Business Unit established its own ED&I committee and has successfully launched an ED&I program called "Nuestras Voces" (Our Voices). The acronym VOICES represents the following focus areas for fostering a workplace where everyone feels welcome and thrives:

• Values - Our values in action foster a DE&I work environment

• Openness - We promote being a role model in inclusive leadership

• Inclusion - All communities and interest groups are valued

• Confident - Develop a psychologically safe environment

• Education - Promote, develop and generate opportunities through education

• Sustainable - Empower schools in the Chumbivilcas province through access to quality learning

The "Nuestras Voces" program aims to support the overall people strategy goal of creating a more diverse, equitable and inclusive organization and increasing the percentage of women in the workforce to 30%.  One initiative launched under this program - Hatun Warmi (which translates from Quechua to "Great Women") - is aimed exclusively at providing women from the local communities near the Constancia mine with the training necessary to obtain an operator's license for mining equipment. Hudbay already has two classes of Hatun Warmi who completed the program, with a total of 23 women who have graduated. To date, 15 of those women have joined Hudbay's permanent workforce in Peru.  Another successful initiative was the community co-op concentrate transport program, which has resulted in approximately 35% of our concentrate production from Constancia now being transported by the local communities.

To promote gender diversity in the Manitoba Business Unit, the Hudbay Women's Network ("HBWN"), was founded in 2018 by two female employees in our Manitoba Business Unit.  The HBWN's founding principle is gender inclusion, and its goal is to support, connect and empower Hudbay employees by providing a vehicle for professional growth and a strong voice.  The HBWN is supported by our female directors, who have met with the HBWN to share their experiences and provide mentoring, and work is underway to expand the HBWN across the organization.

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The Manitoba Business Unit has also launched the Indigenous Circle for Everyone program, which provides an opportunity for employees across the organization to listen and learn from Indigenous elders and other Indigenous knowledge holders from our local communities in Manitoba.

Measuring our Success

Hudbay intends to measure the effectiveness of its ED&I Policy and our other ED&I initiatives by monitoring the increase in female representation and representation of other designated groups on the Board and in senior management positions over time, assessing the experience of different groups of our employees through the results of our engagement surveys and measuring the participation of different groups of our employees in key business processes.

Over the past two years, we have enhanced the diversity of our Board through the addition of three new directors who identify as either women or a member of an Indigenous group.

The Board and senior management recognize the need for increased diversity among senior management, including greater representation of female and other designated groups.  Consideration of executive appointments occurs in the context of our succession planning framework, which identifies potential successors for our current executives. While we are committed to ensuring diverse candidates are considered for executive roles, this will best be achieved by bringing in diverse and talented people to all levels of our organization and ensuring that they are given every opportunity to flourish and advance within the organization.

In furtherance of this goal, in 2022, we created a two-year development program for those who have consistently performed at a high level and have the potential to move into a more senior leadership role in the next two years. Currently, approximately one third of our participants in the development program are women, while another development program is exclusively focused on building female leaders. In 2023, two women from Hudbay (one from the corporate office and one from the Manitoba Business Unit) participated in an external networking and leadership development program for women in mining. The year-long program combined three face-to-face meetings held in Canada with several virtual sessions for women who work in historically male-dominated industries to connect, share experiences and further develop their leadership skills.

The number and percentage of our ten nominee directors who identify as a woman or as a member of another designated group is as follows:

Designated Groups	Number of Directors	Percentage of Directors
Women	4	40%
Indigenous peoples	2	20%
Visible minorities	2	20%
Total Designated group members	6 (1)	60%

(1) One nominee director identified as a woman, an Indigenous person and a visible minority, indicating that six of ten nominee directors identify as a woman or as a member of another designated group.

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The number and percentage of our fifteen officers who are women or identify as a member of another designated group is as follows:

Designated Groups	Number of Executive Officers	Percentage of Executive Officers
Women	1	7%
Visible minorities	3	20%
Total Designated group members	4	27%

SUCCESSION PLANNING FOR EXECUTIVE OFFICERS

Hudbay has a formal process for succession planning for its executive officers.  The Chief Executive Officer is responsible for overseeing the succession planning process for all executive roles and critical skills roles below the CEO level.  As part of this process, an employee's manager-once-removed (the manager of the employee's manager) is accountable for planning, assessing and monitoring the identification and development of successors to management and other key roles.  Results are compiled by the Human Resources group and discussed among senior management, following which a formal succession plan is prepared and reported to the Compensation and Human Resources Committee and Board.

The Compensation and Human Resources Committee is responsible for overseeing a succession plan for the CEO and reporting on its succession planning to the full Board.  Among other things, the Compensation and Human Resources Committee and Board consider internal candidates with long-term potential to serve as Hudbay's CEO and oversee development plans for those candidates. They also identify candidates who could step into the role immediately in the event the CEO departs unexpectedly or becomes temporarily incapacitated.

ESG OVERSIGHT

Hudbay believes that continuously improving how we manage the social, environmental and economic risks, impacts and opportunities associated with our activities is critical for our long-term success.  Our focus on sustainability helps us meet stakeholder expectations, benefit from positive developments and manage challenging circumstances.

Social, environmental and economic sustainability are embedded into Hudbay's overall management approach, and governance of these matters starts at the Board level.  The EHSS Committee has been delegated oversight authority over the Company's strategy, compliance and management systems related to health and safety, environmental matters, climate-related matters, reclamation and closure matters, community and stakeholder relationships (including social licence and the engagement of Indigenous peoples) and human rights (including Indigenous rights) ("Sustainability Matters")  and other committees have been delegated oversight of other ESG matters such as tailings, organizational culture, ED&I and corporate governance. Senior management has responsibility for the Company's overall sustainability governance processes while Business Unit and operations leaders are responsible for achieving and maintaining sustainable operations.  Each operation has specialist personnel who are dedicated to the day-to-day management of health, safety, environmental, community relations and other social and human rights matters.

Climate-Related Governance and Risks

Our EHSS Committee is responsible for assisting the Board with its oversight of the design, implementation and effectiveness of the Company's strategy with respect to Sustainability Matters, including, without limitation, the adoption of any targets to reduce greenhouse gas emissions and any strategic plans to address other climate-related and nature-based risks and opportunities. In addition, the EHSS Committee is responsible for the monitoring of climate-related risks and other emerging nature-based risks and management is accountable for reporting these risks to the EHSS Committee through, among other processes, the ERM program. To make these accountabilities clear, our EHSS Committee Charter was updated in 2023.

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Climate-Related Strategy and Targets

In 2021, we initiated a roadmap to identify and manage opportunities to reduce greenhouse gas ("GHG") emissions in alignment with global decarbonization goals. We regularly reported on this roadmap to the EHSS Committee and, in December 2022, we announced our commitment to achieve net zero GHG emissions by 2050 and the adoption of interim 2030 GHG reduction targets to support this commitment. Our GHG reduction targets were developed following a thorough review of our existing emissions and evaluation of reduction opportunities that are achievable without compromising the long-term economics of our operations and projects.

While our operations are well-positioned in the lower half of the global GHG emissions curve for copper operations, we recognize our role in mitigating climate change. Hudbay's GHG emissions reduction plan includes the following initiatives:

  Pursuing a 50% reduction in absolute Scope 1 and Scope 2 emissions from existing operations by 2030 (compared to 2021)
  Achieving net zero total emissions by 2050
  Reporting on material Scope 3 emissions in the near-term
  Assessing acquisitions and new projects against corporate emissions targets
  Continuing to be transparent with GHG performance data disclosure, including reporting total GHG emissions and GHG intensity
  Evaluating new technologies as they become commercially available and economically viable

In 2023, the company made significant progress towards its climate change goals, including:

  Peru Renewable Power Supply Agreement - During the first quarter of 2023, Hudbay signed a new 10-year power purchase agreement with ENGIE Energía Perú for access to a 100% renewable energy supply to Constancia. The agreement will come into effect in January 2026 following the conclusion of Constancia's existing power supply agreement. Total Scope 1 and Scope 2 GHG emissions at Hudbay's current operations (other than Copper Mountain) are expected to decline by 40% during the life of the contract (as compared to our 2021 baseline), positioning Hudbay well to achieve its 50% reduction target by 2030.
  Electric Shovel at Copper Mountain - In September 2023, Hudbay commissioned a new Komatsu PC8000 electric shovel at the Copper Mountain mine, which reduces carbon intensity by displacing existing diesel shovel production.
  Renewable Diesel at Copper Mountain - Hudbay tested the use of renewable diesel in two of its non-trolley assist haul trucks at Copper Mountain in an effort to further reduce GHG emissions. The test results were promising and the company subsequently entered into renewable diesel contracts for approximately 80% of the expected fuel to be purchased in 2024.
  Electric Scooptram at Lalor - In the first quarter of 2023, Hudbay initiated the trial of an electric Epiroc scooptram ST14 SG at the Lalor mine, which reduces carbon intensity by lowering emissions and reduces the temperature in the lower areas of the mine to improve ventilation. The trial was successful and, in the third quarter, a second electric scooptram was added to the fleet.

Hudbay has been reporting global GHG emissions data and performance to the CDP Climate questionnaire for more than 10 years. The company's 2022 Annual Sustainability Report maps our CDP responses to the Task Force on Climate-related Financial Disclosures recommendations. Hudbay also aligns with the TSM environmental protocols, including the updated TSM Climate Change Protocol.

Towards Sustainable Mining Program

As a member of the Mining Association of Canada, Hudbay participates in its TSM program, a leading sustainability standard in the mining industry.  The TSM program is based on guiding principles and supported by a set of tools and performance indicators to ensure key mining risks are effectively managed.  Participation in TSM supports accountability, transparency and credibility by evaluating and publicly reporting our performance across the following protocols and frameworks:

  Indigenous and Community Relationships
  Climate Change
  Tailings Management
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  Biodiversity Conservation Management
  Safety and Health
  Crisis Management and Communications Planning
  Water Stewardship
  Preventing Child and Forced Labour
  Mine Closure Framework
  Equitable, Diverse and Inclusive Workplaces

The TSM protocols and frameworks are incorporated into our overall management systems and company standards.  Although we are only required to implement the program at our Canadian operations, we commit to implementing the program at all of our operations globally.  The goal is for each facility to achieve a minimum of Level A - which is considered good performance and demonstrates that commitments and accountabilities are in place and consistent with the protocol - in all performance areas.

Tailings Governance

Our Tailings Governance Charter specifies the governance that supports the safe, efficient and effective management of tailings facilities.  Each site or business unit employs a tailings management system that supports the day-to-day activities - such as planning, monitoring, risk identification and reporting - associated with the safe management of tailings design, construction and operation.

One important requirement in the TSM protocol is that a company's governance defines and documents accountability and responsibility for tailings management.  Our Accountable Executive Officer ("AEO"), who is our Chief Operating Officer, has the authority and responsibility to engage with Hudbay's Board on any issues related to tailings management.  Each business unit Vice President has similar accountabilities to the AEO for facilities within their business unit.  A Tailings Governance Team, composed of individuals from the business units and relevant corporate functions, serves in a monitoring and advisory role to assist the AEO in the design and implementation of appropriate processes to carry out the required third-party reviews and provide information to the AEO.

To support our tailings management initiatives, in early 2023, we created a new role and appointed a Vice President, Business Planning and Reclamation. This member of our management team is responsible for assisting our Chief Operating Officer and Technical Services team with the planning and oversight of tailings facilities in line with TSM requirements, Canadian Dam Association guidelines and applicable legislation. In addition, this individual is responsible for developing a strategy for the approval and execution of monitoring and reclamation activities for non-producing mines and facilities, which is an area of focus following the closure of our Flin Flon operations.

Key third-party roles include the following:

• Independent technical review board ("ITRB") - a panel of qualified and experienced individuals, who have not been directly involved with the design or operation of the facility, evaluates the technical aspects of TSFs at least annually (and typically twice per year - one being a site visit and the other a teleconference) throughout the mine lifecycle.  The ITRB's findings are reported by management to the Board's Technical Committee and the Technical Committee Chair may elect to meet with management and the ITRB as needed.

• Engineer of record ("EOR") - a qualified individual who verifies that the facilities are designed, constructed and performing in accordance with performance objectives and all applicable guidelines, standards and regulatory requirements.

• Dam safety review provider - an external expert conducts dam safety reviews, independent of the ITRB and EOR, every five years, as per the recommendation of the Canadian Dam Association's Dam Safety Guidelines.

Annual tailings management reviews at our operating sites assess compliance with our Tailings Governance Charter and the TSM protocol.  The review findings are reported to our Technical Committee, which oversees tailings management on behalf of the Board.

In addition, in 2023 our Technical Committee and certain other directors attended a site visit to our Manitoba operations and received a tour of our tailings management facilities in Snow Lake.

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Sustainability Reporting

Hudbay has long believed that transparently disclosing our sustainability performance is good business and essential to earning and maintaining stakeholder trust.  We have published an Annual Sustainability Report since 2004.  Our 2023 Annual Sustainability Report will be published in the second quarter of 2024 and our 2022 report is available on our website at www.hudbay.com.

For several years, Hudbay has published its ESG disclosures in accordance with the GRI (Global Reporting Initiative) guidelines and standards.  We have also participated in CDP's annual questionnaires on our greenhouse gas emissions, water management practices and forest-related risks and opportunities.

For many years, the GRI and CDP have been considered two of the most credible and widely adopted sustainability/ESG reporting frameworks. However, two other frameworks emerged that reflect how reporting is evolving to include issues of interest to investors and other stakeholders. The Sustainability Accounting Standards Board ("SASB") created a standardized methodology for reporting sustainability information that is material to investors and for allowing stakeholders to compare peer performance within an industry.  The Task Force on Climate-related Financial Disclosures ("TCFD") framework seeks to provide stakeholders in the financial markets (e.g., investors, lenders, insurers and regulators) climate-related information useful to decision making. As investor interest in ESG matters increases, SASB and TCFD are emerging as equally credible standards and frameworks to GRI.

Our 2023 Annual Sustainability Report is prepared pursuant to the GRI guidelines, the SASB Metals and Mining Standard and the recommendations of the TCFD.

Because the multiple frameworks may have an unintended result of creating complexity and becoming onerous, there are several efforts underway to converge the various sustainability reporting standards into a single reporting framework. We are monitoring these developments, as well as the proposal from securities regulators to disclose climate-related information in our continuous disclosure filings, as we continuously improve our reporting disclosures and transparency on our performance.

ETHICAL BUSINESS CONDUCT

As part of its commitment to maintaining the highest ethical standards, the Board has adopted a Code of Business Conduct and Ethics (the "Code").  The Code applies to all of our directors, officers and employees, our subsidiaries and affiliates and other persons in similar relationships with those entities. The Code addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Hudbay assets, fair dealing, rules and regulations and the reporting of illegal and unethical behaviour, including laws prohibiting improper payments to government officials.

In addition, we have adopted a Certification Policy, in accordance with which new employees must read the Code when hired or appointed and acknowledge that they will abide by the Code.  The Certification Policy also requires that all directors, officers and employees with an active Hudbay email address across the organization annually certify their understanding of the Code and acknowledge that they will abide by the Code.  We regularly conduct training sessions across the organization relating to applicable laws prohibiting bribery, to ensure that employees, especially those who may interact with government and other third parties, understand such laws and know how to comply with them.  In early 2024, we completed an online certification campaign in which all employees with an active Hudbay email address were provided copies of the Code and our key compliance policies (including anti-corruption policies) and asked to e-sign the policies to certify their understanding of the policies and their compliance therewith.  In addition, in the third quarter of 2023, we completed an online certification campaign for the Copper Mountain employees who joined the Hudbay organization as part of our onboarding process. Also during 2023, targeted compliance training was carried out by our Peruvian business unit's compliance function, which training included specialized training for the Procurement and Finance teams and an in-person anti-corruption workshop for our Institutional Relations and Government Relations leaders.

As part of our ongoing commitment to ethical business conduct, in 2022 we completed a comprehensive review of our anti-bribery and corruption policies, which resulted in updates to our Code of Business Conduct and other related compliance policies. We also engaged a third-party expert to carry out an anti-corruption risk assessment and review of Hudbay Peru's compliance program, which was completed in 2023. The review found that Hudbay Peru has a comprehensive and mature compliance program that is appropriately designed for the potential risks the company faces. We followed this with an Internal Audit of our vendor onboarding procedures in Peru. We utilized the findings of the internal audit and the potential enhancement opportunities that were identified by the third-party review to update our Global Supplier Due Diligence Policy in early 2024.

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The Board has also adopted a Statement on Anti-Corruption to further demonstrate our commitment to conducting business honestly, ethically and in compliance with the laws of the jurisdictions in which we operate and have assets.  In addition, our Global Supplier Due Diligence Policy and our supplier and customer codes of conduct are intended to ensure that we and our subsidiaries transact with suppliers and customers who share our expectations for ethical conduct and compliance with laws.

We encourage personnel who become aware of a conflict or potential conflict or departure from the Code to bring it to the attention of a supervisor or department head.  The Board has adopted a Whistleblower Policy for employees and others to report concerns regarding, among other things, violations of the Code or anti-bribery legislation or concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters.  These concerns may be reported to the Chair of the Audit Committee, who will promptly conduct or assign an individual, who may be a member of senior management or another person, to conduct a thorough investigation of the complaint.  In addition, under the Whistleblower Policy, Hudbay has a third-party hotline and website that allows individuals to report any concerns about inappropriate business conduct confidentially and anonymously.  These concerns can be reported online, by mail or by phone.

The Board, through the Audit Committee, monitors compliance with the Code.  Hudbay's Senior Vice President, Legal and Organizational Effectiveness provides day-to-day management over Hudbay's global compliance with the Code and other core policies, including management of our Whistleblower Policy and program, and reporting quarterly on such matters to the Audit Committee.

Any waivers of the Code for directors or members of senior management may only be granted by the Board.  The Board did not grant any waiver of the Code in 2023.  In the unlikely event of such a waiver, it will be disclosed to shareholders as required by applicable law.

A copy of the Code may be accessed on our website at www.hudbay.com or on Hudbay's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.  Copies of the Whistleblower Policy, Supplier Code of Conduct and Ethics, Customer Code of Conduct and Ethics and our Statement on Anti-Corruption may also be accessed on our website at www.hudbay.com.

Additionally, in compliance with the Fighting Against Forced Labour and Child Labour in Supply Chains Act (referred to as Canada's "Modern Slavery Act"), Hudbay will be publicly filing its initial 2023 Modern Slavery Report for the reporting period ending December 31, 2023 (the "2023 Modern Slavery Report"). A copy of the 2023 Modern Slavery Report will be made available to shareholders on our website at www.hudbayminerals.com/disclosure-centre.

SHAREHOLDER ENGAGEMENT

We communicate with our shareholders in a wide variety of ways, including through our website, news releases and other public disclosure documents, investor presentations, industry conferences and meetings with our shareholders.  We also hold conference calls in respect of quarterly earnings releases and major corporate developments and such calls are open to be heard by the public.  Details of the notice of time, place, general substance and method of accessing any such call and instructions as to where the public will be able to access archived audio webcasts of the call are broadly disseminated.

The Board of Directors is committed to engaging in constructive communications with our shareholders and the Board maintains a Shareholder Engagement Policy, which is available on our website at www.hudbay.com. In addition to our annual general meeting, during which shareholders have the opportunity to interact with our directors, the policy expresses our directors' interest in meeting with key shareholders to discuss specific matters of mutual interest and concern. As part of these efforts, in 2023, our Board Chair reached out to our 30 largest shareholders and offered to meet with such shareholders without management present to discuss governance topics of interest. This resulted in meetings between our Board Chair and certain other committee chairs with some of our significant shareholders.

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Shareholders may also initiate communication directly with the Board by contacting our Chair by mail or email at:

Hudbay Minerals Inc.
Attention: Chair of the Board
25 York Street, Suite 800
Toronto, Ontario, Canada M5J 2V5
Email: Chair@hudbay.com

Our Chair and other members of our Board and management team continue to be in frequent contact with many of our shareholders and remain committed to constructive engagement with all shareholders.

DISCLOSURE POLICY

In addition to our timely and continuous disclosure obligations under applicable law, we also have a formal policy for dealing with analysts, shareholders and the media.  Our Disclosure Policy is intended to ensure that we provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants.

Hudbay's management has established a Disclosure Committee that is responsible for ensuring that information is disclosed in accordance with the Disclosure Policy and otherwise in accordance with applicable securities laws.  The members of the Disclosure Committee generally include the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Senior Vice President, Legal and Organizational Effectiveness, the Vice President, Investor Relations and such other members of senior management deemed appropriate from time to time by the Disclosure Committee.

The Disclosure Committee reviews and supervises the preparation of all news releases and public filings prior to their release, oversees the disclosure of information on our website and assists Hudbay management with their evaluation of the effectiveness of our disclosure controls.  In addition, the Board gives final approval of material disclosure items and all news releases and public filings disclosing Hudbay's financial performance are reviewed by the Audit Committee, which ultimately recommends such disclosure for approval by the Board.

COMMITTEES OF THE BOARD

The Board has established five standing Committees to assist it in discharging its mandate.  The roles of the five standing Committees are outlined below and their charters may be viewed on our website at www.hudbay.com.

Independence of Committees

The members of the Board's Committees are appointed by the Board upon the recommendation of the CGN Committee.  All of our directors who are currently members of Committees of the Board are independent directors within the meaning of applicable securities laws and the categorical standards set out in our Corporate Governance Guidelines.

Audit Committee

Members: Carol T. Banducci (Chair), Daniel Muñiz Quintanilla, Paula C. Rogers and David S. Smith.

The duties of the Audit Committee include making recommendations to the Board with respect to our quarterly and annual financial results, including management's discussion and analysis thereof, and reporting to the Board any issues of which the Audit Committee is aware respecting the quality or integrity of our financial statements, any significant financial reporting issues and judgments made in connection with the preparation of our financial statements and the adequacy of our internal controls.  The Audit Committee also oversees the performance of our independent auditor and the scope of its audit, as well as our internal audit function and our ERM, information technology, cyber security and insurance programs.  The Audit Committee receives regular reports from management on internal audit, risk management, information technology, cyber security, tax strategy, insurance, litigation, compliance with the Code, pension plans and other matters.  In addition, the Audit Committee is responsible for overseeing investigations into any complaints received by our third-party whistleblower service and for ensuring that appropriate resources are allocated to such investigations.

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The Audit Committee meets at least quarterly and meets separately with senior management, the independent auditor and internal audit group as appropriate.  All regular meetings of the Audit Committee include a session at which only members of the Audit Committee are present, a session at which the head of internal audit is present with the Audit Committee without other members of management and a session at which only representatives of the independent auditor are present with the Audit Committee.

None of the members of the Audit Committee may serve on the audit committee of more than three reporting issuers in addition to Hudbay without the prior approval of the Audit Committee, the CGN Committee and the Board. No member of the Audit Committee serves on the audit committee of more than two other reporting issuers.

Information about the background and experience of each Audit Committee member and the remuneration of the independent auditor for the last two years is contained in Hudbay's Annual Information Form ("AIF") for the year ended December 31, 2023 under the heading "Audit Committee Disclosure" and a copy of the Audit Committee's charter is attached as Schedule "C" to the AIF.  Our AIF may be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Compensation and Human Resources Committee

Members: Carin S. Knickel (Chair), Carol T. Banducci, Stephen A. Lang and Colin Osborne.

The Compensation and Human Resources Committee assists the Board in discharging its responsibilities relating to recruitment, development and retention of senior management, performance evaluations and compensation of senior management, senior management and critical skills succession planning, compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and share ownership guidelines.

In 2023, the Committee's activities included providing oversight of management's integration plan for the Copper Mountain acquisition, reviewing the Company's high potential employee leadership program and ED&I initiatives, reviewing management's collective bargaining agreement negotiation strategy and reviewing the Company's succession planning strategy for executive officers (including the CEO) and critical skills employees.

For a detailed discussion of the role of the Compensation and Human Resources Committee and its activities in 2023, including its oversight of executive compensation and its review of Hudbay's 2023 performance against the corporate scorecard, see "Statement of Executive Compensation".

Corporate Governance and Nominating Committee

Members: David S. Smith (Chair), Sarah B. Kavanagh, George E. Lafond and Paula C. Rogers.

The CGN Committee makes recommendations to the Board as to the size of the Board, standards for director independence, nominees for election as directors, the composition of Committees and development of appropriate corporate governance policies and guidelines. In addition, it is responsible for administering the Code and the Confidentiality and Insider Trading Policy, conducting annual interviews of the Board and senior management and reporting on their conclusions to the Board as part of the Board evaluation process, managing the Board's shareholder engagement activities, reviewing the relationship between the Board and senior management and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The CGN Committee views its most important role as assessing the Board's ability to make effective decisions and ensuring the effective governance of Hudbay.

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The CGN Committee's activities over the past year included making a recommendation to the Board regarding the appointment of Ms. Hull and Ms. Rogers as new directors in connection with the Copper Mountain acquisition, overseeing the onboarding of the two new directors, reviewing the Company's foreign private issuer status and making recommendations to the Board with regards to Board size, composition and nominees for election as directors as set forth in this Circular.

Environmental, Health, Safety and Sustainability Committee

Members: Sarah B. Kavanagh (Chair), Igor A. Gonzales, Jeane L. Hull, Carin S. Knickel and George E. Lafond.

The purpose of the Environmental, Health, Safety and Sustainability Committee (the "EHSS Committee") is to assist the Board in discharging its responsibilities relating to its oversight of Sustainability Matters. This includes oversight of the Company's compliance with applicable legal, regulatory and voluntarily adopted standards related to Sustainability Matters; the design, implementation and effectiveness of the Company's strategy with respect to Sustainability Matters; the development and implementation by management of policies, programs and systems related to the monitoring and external reporting of the Company's performance in relation to Sustainability Matters; the monitoring of risks related to Sustainability Matters, including, without limitation, climate-related risks and other emerging nature-based risks; and the monitoring of significant international and local developments in relevant policies, regulations and trends related to Sustainability Matters.

The EHSS Committee receives quarterly reports from management, which include reports on health and safety incidents that occurred during the quarter across all of our operations, as well as measures taken to reduce the likelihood of such incidents occurring in the future, any non-compliances with applicable environmental regulations, and any internal and external environmental, health and safety audits conducted during the quarter. In addition, it is responsible for ensuring management promotes a culture of environmental and community responsibility and ensuring that, with respect to matters under our control, we operate in a climate that fosters the improvement of socio-economic conditions in the communities in which we operate.  The EHSS Committee also receives regular reports on our management systems at our operations and reviews and recommends our Annual Sustainability Report for approval.

In 2023, the EHSS Committee's activities also included updating certain EHS governance policies, receiving director education on tracking evolving sustainability reporting standards and requirements, and receiving regular reports on our progress toward achieving our GHG reduction targets.

Technical Committee

Members: Colin Osborne (Chair), Igor A. Gonzales, Jeane L. Hull, Stephen A. Lang and Daniel Muñiz Quintanilla.

The Technical Committee assists the Board in its oversight of technical and operational matters, including receiving regular updates from management on key technical and operational issues and initiatives, overseeing reserve/resource calculations, reviewing operational budgets, receiving reports on production and cost performance, assessing our systems and processes for reviewing technical risks and technical controls in place at our operations, and discussing with management the technical merits of proposed acquisition targets and significant operational initiatives proposed to be undertaken.

In 2023, the Technical Committee's activities included reviewing the results of management's due diligence on certain corporate development opportunities (including the Copper Mountain and Rockcliff acquisitions) and reviewing the technical merits of those opportunities, a special meeting focused on tailings management and detailed reviews of the pre-feasibility study for the Copper World project and the updated technical report for the Copper Mountain mine following the completion of the acquisition.

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THE NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE LISTING STANDARDS

We, as a "foreign private issuer" in the United States, may rely on home jurisdiction listing standards for compliance with the New York Stock Exchange ("NYSE") Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) that the Audit Committee meet the standards of Rule 10A 3; (ii) the requirement (Section 303A.11) that we disclose in our annual report or on our website any significant differences between our corporate governance practices and the NYSE listing standards; (iii) the requirement (Section 303A.12(b)) that our CEO notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and (iv) the requirement (section 303A.12(c)) that we submit an executed annual written affirmation affirming our compliance with audit committee requirements of Rule 10A 3 or, as may be required from time to time, an interim written affirmation to the NYSE in the event of certain changes to the Audit Committee membership or a member's independence.

As required by the NYSE, a statement of the significant differences between our current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on our website at www.hudbay.com.

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STATEMENT OF EXECUTIVE COMPENSATION

MESSAGE FROM THE CHAIR OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

Fellow Shareholders,

A Year of Successes

2023 saw successes across all elements of Hudbay's business. In its operations, the company met or exceeded its production guidance and achieved its cost guidance. The year began with our Peru team navigating road blockades that impacted the entire country and caused logistical and supply chain problems that impacted our operating results early in the year. The team was able to overcome these challenges with the benefit of our strong community relationships. By the end of the year, our Peru operations were contributing to new Hudbay records in annual revenue and gold production, driven by contributions from the high grade Pampacancha deposit and record copper recoveries at our Constancia mill. Also in 2023, we accomplished a major milestone toward achieving our 2030 greenhouse gas reduction targets when our Peruvian subsidiary entered into a 10-year renewable power supply agreement for Constancia.

Our Manitoba team was equally successful in 2023. In our first full year of operating only in Snow Lake following the planned closure of our 777 mine, the team advanced many efficiency improvements to support higher production at Lalor, including reducing mining dilution and enhancing hoisting capacity. These initiatives, along with the completion of recovery improvement projects and record throughput at our New Britannia mill resulted in record fourth quarter gold production with very strong cost performance. With a development drift to the nearby 1901 deposit underway, the initiation of our largest-ever exploration program in Manitoba, and an exciting opportunity to reprocess tailings at our tailings dams in Flin Flon, our Manitoba team is well positioned to profitably perpetuate the business for many years to come.

In Arizona, we released an enhanced and de-risked prefeasibility study for Phase I of our Copper World project. We've received the first of three key state permits required to develop Copper World and we expect the other two to be approved later in 2024. We remain excited about the opportunities presented by the project and we believe Copper World is one of the best undeveloped copper projects in the Americas.

Along with these achievements at our business units, Hudbay advanced initiatives designed to strengthen the company's culture and the engagement of its people. The company launched the first year of its high-potential employee leadership development program and completed a new supervisory leadership development program in Manitoba, with plans to roll the program out at its other operations starting in 2024. Hudbay also launched a new purpose statement in 2023, outlining the company's commitment to its employees, members of nearby communities, and other key stakeholders. Following engagement across our business, the company's Diversity, Equity and Inclusion Committee presented its strategy and action plan to the Committee.

On top of these successes, we acquired the Copper Mountain mine in mid-2023. Copper Mountain provides our business with additional scale, geographic diversification and copper exposure. It also gives us the opportunity to unlock value through operating efficiencies and future cash flows to accelerate our deleveraging efforts. Since its acquisition, the team at Copper Mountain has been focused on advancing stabilization plans and achieving the mine plan set forth in the new NI 43-101 technical report that was published in late 2023.

46 | HUDBAY MINERALS INC.

Executive Compensation in 2023

As it does each year, Hudbay's Compensation and Human Resources Committee works with management to develop strategic and operational objectives for the year. These objectives are included in the corporate scorecard that is used in determining short-term incentive (STIP) awards for our executives and other employees. The corporate scorecard we approved in early 2023 focused on production and costs, cash flow generation, safety, ESG initiatives and advancing operational improvements in Manitoba and Peru.

After acquiring Copper Mountain mid-way through 2023, the Committee considered how to reflect its contribution to our executives' STIP awards for the year. The Committee determined it was not advisable to create a new corporate scorecard in the middle of the year which included metrics for Copper Mountain. Instead, the Committee decided to assess management's performance against the original corporate scorecard that was adopted at the start of the year, then use its discretion to adjust the score based on Copper Mountain's contribution. After considering Copper Mountain's operational performance, integration efforts, and the technical and strategic merits of the transaction, the Committee assigned an overall corporate score for 2023 of 122/100, which the Committee believes reflects management's strong performance across all aspects of its business, along with the contribution of Copper Mountain.

The pages that follow provide you with our report on the company's executive compensation, along with a description of how our executives' compensation outcomes are consistent with the company's performance. In 2024, management will continue to focus on operational performance, including meeting production and cost targets without compromising our commitment to safety, strengthening our balance sheet through deleveraging and cash flow generation, and continuing to pursue our strategic goals. The Committee will ensure that management is appropriately incented to achieve these objectives through an executive compensation program that rewards performance while continuing to support the winning culture we have worked to achieve. The Committee would be happy to discuss these matters further with our shareholders and we will be available at our annual shareholders' meeting to answer any of your questions.

Sincerely,

Carin S. Knickel

Chair of the Compensation and Human Resources Committee

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Compensation Discussion and Analysis

COMPENSATION AND HUMAN RESOURCES COMMITTEE

Membership and Relevant Experience

The members of the Compensation and Human Resources Committee (the "Committee") are Carin S. Knickel (Chair), Carol T. Banducci, Stephen A. Lang and Colin Osborne. Each member is independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices. In addition, each member brings relevant and diverse experience, which provides the Committee with the proper context to assess the suitability of our compensation policies and practices.

  Ms. Knickel, the Chair of the Committee, has served on the compensation committees of Rosetta Resources, Whiting Petroleum and Vermilion Energy.  She has significant resource industry and executive compensation experience, including serving as Corporate Vice President, Global Human Resources of ConocoPhillips from 2003 until her retirement in May 2012. While in this role, Ms. Knickel was the senior management representative assisting and advising ConocoPhillips' Compensation Committee.  She joined ConocoPhillips in 1979 and held various senior operating, planning, and business development positions throughout her career in the U.S. and Europe.
  Ms. Banducci joined IAMGOLD Corporation in 2007 and served as Executive Vice President and Chief Financial Officer until her retirement in 2021. Ms. Banducci has extensive finance experience, and as a member of IAMGOLD's senior leadership team she was involved in decision making that impacted all areas of the company's business along with participating in executive compensation reviews with management and the Board of Directors. In addition, Ms. Banducci serves as a corporate director and has been involved in consideration of executive compensation matters in her role as a director of ARC Resources and Citibank Canada.
  Mr. Lang was Chief Executive Officer of Centerra Gold Inc. from 2008 to 2012 and served as Centerra's Board Chair from 2012 to 2019.  He has over 40 years of experience in the mining industry, including engineering, development and production at gold, copper, coal and platinum group metals operations. He has served on the Compensation Committees of Alio Gold Inc., International Tower Hill Mines Ltd. and Centerra Gold Inc. and actively serves as Chair of the Compensation Committee of Hycroft Mining Holding Corporation.
  Mr. Osborne has been President and Chief Executive Officer of Samuel, Son & Co. since 2019 and sits on its Board of Directors. He is responsible for the development and leadership of Samuel's long-term strategy and growth plans and has oversight of the Human Resources function. Mr. Osborne has extensive board experience and has sat on the boards of numerous public and private equity run businesses, including Strongco Inc., where he served on the Compensation Committee, and TMS International.

Committee Mandate

The Committee assists the Board in discharging its responsibilities relating to recruitment, development and retention of senior management, officer appointments, performance evaluations of senior management, succession planning, compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and share ownership guidelines.

The responsibilities of the Committee, as set forth in its Charter, are available on our website at www.hudbay.com.

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COMMITMENT TO TRANSPARENCY, GOOD GOVERNANCE AND RISK MITIGATION

The Committee and the Board are committed to good governance, transparent disclosure and a productive dialogue with our shareholders about our executive compensation program. The Committee considers the risks associated with our compensation policies and practices and is comfortable that they are not likely to have a material adverse effect on Hudbay. The following list highlights key policies and practices that have been adopted by Hudbay, which we believe are in the best interest of shareholders and align with corporate governance best practices:

What We Do

✓ Say on Pay: We hold an annual advisory “Say on Pay” vote on executive compensation. Last year, our “Say on Pay” vote received support from approximately 94.5% of shareholders who voted on the matter

✓ Shareholder Engagement: The Board has adopted a Shareholder Engagement Policy and is committed to maintaining an active dialogue with our shareholders about executive compensation. In 2023 the Board had meetings with shareholders holding, in aggregate, approximately 6% of our common shares

✓ Performance Objective Setting: The Board’s oversight of the performance objective setting process reduces the possibility of excessive risk taking and ensures performance objectives are aligned with corporate strategy

✓ Corporate Scorecard: The Board adopts an annual corporate scorecard, including a scoring system with specific financial, operating, ESG and growth/strategy targets for assessing Hudbay’s performance

✓ Balanced Scorecard: A balanced number of annual performance objectives limits the impact any particular activity could have on the overall corporate performance score

✓ Equity Incentives Emphasize Longer-Term Performance: PSU and RSU awards vest after three years and options remain exercisable for seven years; this motivates longer-term performance

✓ Independent Compensation Consultant: The Committee engages an independent compensation consultant who helps the Committee ensure our compensation levels and practices are reasonable and prudent while remaining competitive

✓ Anti-Hedging Policy: Our Confidentiality and Insider Trading Policy prohibits our executives from hedging against declines in their equity-based compensation and trading during our blackout periods

✓ Double Trigger on Change of Control: A “double trigger” is included in our executive employment agreements so that severance payments are due upon a Change of Control only if employment is also terminated

✓ Equity Ownership Guidelines: Executives are required to comply with our equity ownership guidelines including a requirement for the CEO to own equity equal to at least 3x his base salary

✓ Clawback Policy: The Board has adopted a “clawback” policy that requires the reimbursement of excess incentive-based compensation received by executive officers in the event of (i) materially non-compliant financial statements; or (ii) a wrongful act by an executive officer

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EXECUTIVE COMPENSATION OVERVIEW

Named Executive Officers

For 2023, our Named Executive Officers, referred to as our NEOs, were:

  Peter Kukielski, President and Chief Executive Officer (CEO);
  Andre Lauzon, Chief Operating Officer;
  Eugene Lei, Chief Financial Officer;
  Patrick Donnelly, Senior Vice President, Legal and Organizational Effectiveness; and
  Javier Del Rio, Senior Vice President, South America and USA.

Compensation Philosophy

Our executive compensation philosophy is to:

  provide competitive compensation to attract and retain a talented and high-achieving executive team;
  appropriately incent our executives to achieve our strategic and operational objectives; and
  align the interests of our executives with the long-term interests of our shareholders.

Accordingly, and as outlined throughout this Compensation Discussion and Analysis, our compensation program is structured with the following elements in mind:

  a significant portion of total compensation is variable and "at risk" and linked to corporate and individual achievements tied to our strategic plan;
  our compensation program, along with our equity ownership guidelines and employee share purchase plan, fosters share ownership among our executive team; and
  we generally target our executive's compensation at the market median.

Compensation Comparator Group

The compensation comparator group shown below was approved by the Committee in 2022, for the purpose of determining where our executives were compensated in relation to their peers to facilitate decisions for 2023 target pay levels. The criteria used to develop the compensation comparator group are as follows:

Criteria	Rationale
Mid-tier base and precious metals companies

Reflective of the market for executive talent and other personnel who possess the specialized skills and knowledge required to run a sophisticated mining company. Similarly-sized precious metals companies have been included among the comparators because they compete for the same talent as Hudbay.

Similar size and scope (as defined by a range of 1/3x to 3x our revenue or total assets)	Capturing companies of a similar size and asset base.
Publicly listed and headquartered in Canada, the U.S., or Australia	Comparable talent market and compensation programs.

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Compensation Comparator Group	*Relative positioning as at December 31, 2023.(1)
Alamos Gold Inc.
B2Gold Corporation
Capstone Copper Corp.
Centerra Gold Inc.
Eldorado Gold Corporation
Hecla Mining Company
IAMGOLD Corporation
Kinross Gold Corporation
Lundin Mining Corporation
New Gold Inc.
OZ Minerals Limited
Pan American Silver Corp.
SSR Mining Inc.
Yamana Gold Inc.

(1) Public information from all applicable Compensation Comparator Group entities is provided as at December 31, 2023, except for OZ Minerals Limited and Yamana Gold Inc., whose information is provided as at December 31, 2022 as neither entity was a reporting issuer as at December 31, 2023.

Compensation Governance

Committee Activities

Since July 2022, the Committee has undertaken the following activities related to the 2023 and 2024 compensation process:

Executive Compensation Benchmarking Review
  Approved the updated comparator group used to benchmark executive compensation
  Oversaw compensation benchmarking for our executives for the purpose of determining 2023 and 2024 target pay levels
  Oversaw compensation benchmarking for our directors for the purpose of determining 2024 compensation for our directors and Board Chair
  Reviewed compensation and governance trends specific to the mining industry

Compensation Recommendations
  Made recommendations to the Board with respect to 2023 and 2024 target compensation levels for executives
  Made recommendations to the Board in respect of the compensation awarded to our named executive officers in respect of 2023 performance
  Approved the compensation awarded to our Vice Presidents in respect of 2023 performance
  Made recommendations to the Board with respect to 2024 director and Board Chair compensation

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Annual Cash Incentive (STIP)
  Undertook a comprehensive review of our STIP design, structure and metrics and affirmed the overall structure and approach to scorecard metrics
  Considered management's recommendations regarding our 2023 performance and results under the corporate scorecard, as well as the performance of Copper Mountain following its acquisition in mid-2023, and made a combined performance recommendation to the Board

Long-Term Incentives (LTIP)
  Reviewed and affirmed the mix of LTIP instruments, and the design of our PSUs
  Monitored the performance of outstanding PSUs, including current-year and overall performance against the comparator group, along with performance against the return on invested capital ("ROIC") metric and approved the payout of PSUs granted in 2021 (see "Components of Hudbay's Executive Compensation Program - Long-Term Incentive Plan (LTIP)")
  Recommended a change to rateable vesting of RSUs over three years based on a benchmarking study and retention considerations

Compensation Disclosure	Reviewed and recommended for the Board's approval the Statement of Executive Compensation included in this information circular
Leadership and Organizational Effectiveness
  Oversaw a succession planning process for the CEO and management's succession planning process for senior executives and other key employees
  Oversaw the integration of Copper Mountain's business functions and employees following its acquisition
  Oversaw the ongoing implementation of our Organizational Effectiveness initiatives, including our OneImpact high potential employee program and our OneTeam supervisory leadership development program

Risk Oversight	Reviewed quarterly management updates on risk drivers and mitigation plans related to succession planning, recruitment and retention and collective bargaining
In Camera Sessions	The Committee holds in camera sessions without management or its independent compensation consultant present at every meeting

Roles of Management and Independent Advisor

The Committee works closely with our management team and the Committee's independent advisor in overseeing the activities outlined below.

Management

Members of senior management assist the Committee by compiling information to be used in its determinations, including:

  Recommending a peer group for compensation benchmarking
  Reporting to the Committee on compensation and succession planning and retention related risks
  Drafting of proposed corporate scorecards, objectives, and associated targets
  Providing input on our achievement relative to corporate and individual objectives
  Providing a summary of historical compensation levels, methods of compensation, and realized / realizable compensation
  Compilation of compensation data for the purposes of disclosure in this information circular
  Preparing and presenting updated management succession plans
  Updating the Committee on Human Resources and Organizational Effectiveness initiatives
  Providing feedback on the CEO's performance against his annual objectives
  Reporting to the Committee on employee turnover, equity, diversity and inclusion programs, retention, collective bargaining and other human resources matters

The Committee also relies on the CEO to review the performance of his direct reports and make recommendations to the Committee in this regard.

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Independent Advisor

To assist in carrying out its duties, the Committee has the authority to retain and receive advice from legal and other advisors as it determines necessary, including the use of compensation consultants.

Since 2009, the Committee has retained Hugessen Consulting Inc. to provide it with independent advice on executive and director compensation, incentive plan design, and related governance matters. The nature and scope of services provided by Hugessen to the Committee in 2023 included:

  Advice regarding pay comparator group and NEO and director compensation levels
  Information regarding compensation and related governance trends in the mining industry
  Reviewing and providing advice to the Committee regarding management-prepared materials and recommendations
  Providing analysis of CEO realized and realizable pay levels
  Providing analysis of STIP and LTIP performance measures
  Conducting a comprehensive analysis of our short- and long-term incentive programs, including reviewing industry best practices as well as practices and programs used by our peers

The Committee reviews and considers the information and advice provided by Hugessen, among other factors, when it makes its recommendations to the Board for approval. The Board, however, makes the ultimate decisions with respect to executive compensation after considering the Committee's recommendations. Hugessen does not provide any services to management directly and work conducted by Hugessen raises no conflicts of interest. Any services provided by Hugessen requires Committee pre-approval and the Chair of the Committee approves all invoices for work performed by Hugessen. The Committee reviews Hugessen's performance at least annually.

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The table below outlines the fees paid to Hugessen over the last two years for executive compensation related services. Hugessen did not provide any other services in either year. The additional fees incurred by Hugessen in 2023 related primarily to their comprehensive analysis of our short- and long-term incentive programs, review of director compensation and support with compensation determinations related to Copper Mountain.

2023		2022
Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
$194,367	Nil	$93,253	Nil

Compensation Risk Management

Commitment to Transparency, Good Governance, and Risk Mitigation

The Committee and the Board are committed to good governance, transparent disclosure and a productive dialogue with our shareholders regarding our executive compensation program. The Committee considers the risks associated with our compensation policies and practices and is comfortable that they are not likely to have a material adverse effect on Hudbay.

Our Audit Committee has been tasked by the Board with overseeing our Enterprise Risk Management program. As part of this program, key risks that could impact us are identified and assessed, and mitigation plans are put in place. Succession planning, recruitment and retention have been identified as key risks and the Compensation and Human Resources Committee receives quarterly updates on the risk drivers and mitigation plans in respect of these risks.

Clawback Policy

The Board has adopted an incentive-based compensation clawback policy (a "clawback policy"), which was amended in early 2023 to ensure compliance with recent SEC rule changes. The clawback policy is summarized below.

Element	Our Policy
Incentive-Based Compensation subject to Clawback	STIP LTIP
Eligible Executive Officers	CEO, Chief Financial Officer, Chief Operating Officer, all Senior Vice Presidents and certain Vice Presidents
Lookback Period
  The three-year period preceding the date on which the Company (a) determines it is required to restate materially non-compliant financial statements or (b) discovers the Executive Officer has been involved in a wrongful act

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Excess Incentive-Based Compensation
  the amount by which any Incentive-Based Compensation based on erroneous or inaccurate data in materially non-compliant financial statements exceeds the amount of Incentive-Based Compensation that would have been awarded based on the subsequent restatement or correction of such materially non-compliant financial statements; or
  the amount by which any Incentive-Based Compensation that is awarded following a wrongful act of the Executive Officer of which the Board was not aware exceeds the amount of any Incentive-Based Compensation that would have been approved had the Board been aware of an Executive Officer's involvement in a wrongful act

Triggering Events
  The Board shall require repayment of any Excess Incentive-Based Compensation awarded to any current or former Eligible Executive Officer during the current period and the Lookback Period in the event of materially non-compliant financial statements that require a restatement
  The Board may require repayment of any Excess Incentive-Based Compensation awarded to any current or former Eligible Executive Officer during the current period and the Lookback Period in the event of:

• materially non-compliant financial statements that do not require a restatement; or

• if the Board determines in its sole discretion that the Executive Officer has been involved in any wrongful act

Equity Ownership Guidelines

To align executive and shareholder interests, the Board has established a policy that requires executives to own a minimum number of Hudbay shares and share units, as follows:

Element	Our Policy
Ownership Requirement	CEO: 3x base salary Chief Financial Officer, Chief Operating Officer and all Senior Vice Presidents: 2x base salary All Vice Presidents: 1x base salary
Units Counted and Basis of Valuation	Common shares Share units (vested and unvested PSUs and RSUs) Valued based on cost of acquisition or value at time of grant
Timeframe to meet Ownership Requirement	Four years from appointment as an officer Four years from any base salary increase to meet additional requirement Executive is not permitted to sell shares until requirement is met

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Equity ownership guidelines also apply to our directors, as described under "Director Compensation" below. Our current NEOs' progress in meeting our share ownership guidelines as at March 15, 2024 is shown in the following table:

Name	Share Ownership Guideline (as multiple of base salary)	Equity Ownership Requirement ($)	Total Equity Ownership(1)		Value of Equity Ownership as a Percentage of Requirement
			Share Units ($)	Hudbay Shares ($)
Peter Kukielski	3x	3,051,045	6,295,865	497,588	223%
Andre Lauzon	2x	1,240,000	1,931,296	300,366	180%
Eugene Lei	2x	1,103,232	1,856,990	1,168,030	274%
Patrick Donnelly	2x	974,096	1,482,353	714,495	226%
Javier Del Rio	2x	1,117,834	1,954,116	270,674	199%

1. Includes the grant date value of share units held and the acquisition value of Hudbay Shares held. In the case of Mr. Kukielski, the total under "Share Units" includes DSUs that he was awarded prior to his appointment as permanent CEO in early 2020.

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COMPONENTS OF HUDBAY'S EXECUTIVE COMPENSATION PROGRAM

Summary of Elements of Executive Compensation

The following table provides a summary of the key elements of our executive compensation program, which we believe form an appropriate mix of compensation:

Compensation Element	Description and Rationale
Fixed Compensation
Base Salary	Annual cash compensation which serves as competitive, stable income and enables attraction and retention
Retirement Benefits	Pension plan which rewards executives for long service to Hudbay and enables attraction and retention
Variable Compensation
Short-Term Incentive Plan (STIP)
  Annual cash bonus based on corporate and individual performance
  Links compensation to corporate performance (measuring operational, ESG, financial and growth and strategy metrics) and individual performance, which motivates executives to achieve our annual objectives

Long-Term Incentive Plan (LTIP)
  Mix of Performance Share Units (PSUs), Restricted Share Units (RSUs) and share options, with an emphasis on our mid- to long-term performance
  Aligns the interests of executives and shareholders
  Encourages longer-term retention

Other
Employee Share Purchase Plan
  Voluntary program whereby participants may contribute a portion of their salary to acquire Hudbay shares, with a matching contribution from Hudbay
  Motivates, attracts and encourages retention of executives and other employees, and aligns their interests with those of our shareholders

Perquisites and Other Benefits
  May include fitness memberships, comprehensive medical examinations, life and accident insurance, parking, and other subsidies and entitlements for executives who have been asked to relocate at Hudbay's request
  Represents an investment in the health and wellbeing of our executives and otherwise supports attraction and retention
  Do not represent a material portion of overall compensation

In 2023, approximately 80% of our CEO's and an average of approximately 73% of our non-CEO NEOs' target total direct compensation was variable and at-risk.

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Base Salary

The Committee believes that our executives' base salaries must be sufficiently competitive to enable recruitment and encourage retention. However, reflecting our emphasis on variable and at-risk compensation, our executives' base salaries remain a relatively low portion of their overall total direct compensation. The Committee generally targets our NEOs' base salaries at the median of the comparator group.

The 2023 and 2024 base salaries of our NEOs are shown below.

Executive	2023 Base Salary ($)	2024 Base Salary ($)
Peter Kukielski	977,899	1,017,015
Andre Lauzon	556,400	620,000
Eugene Lei	530,400	551,616
Patrick Donnelly	463,855	487,048
Javier Del Rio(1)	537,420	558,917

1. Mr. Del Rio's base salary is paid in US dollars. For purposes of the table above, Mr. Del Rio's salary has been converted into Canadian dollars at an exchange rate of US$1.300 per $1.00. For clarity, Mr. Del Rio earned a base salary of US$413,400 in 2023 and is scheduled to earn a base salary of US$429,936 in 2024.

Short-Term Incentive Plan (STIP)

The STIP is an annual cash bonus based on a combination of corporate and individual performance throughout the year. Target STIP awards are denominated as a percentage of base salary and actual awards can range from 0% of target for performance outcomes that fall significantly below expectations to 200% of target for superior performance.

Corporate performance in a given year is measured using our Corporate Scorecard, as described in more detail below. Our CEO's annual STIP award is based 80% on corporate performance and 20% on individual performance and our non-CEO NEOs' STIP is based 70% on corporate performance and 30% on individual performance. Individual performance is assessed each year by the Committee, in consultation with the CEO. A summary of our NEOs' individual performance assessments can be found in "Determination of 2023 Individual Performance Scores".

2023 Corporate Scorecard

At the start of each year, the Board, upon the recommendation of the Committee, adopts the Corporate Scorecard, which sets forth key performance objectives that guide and motivate our executives as they carry out Hudbay's strategy over the course of the year. Management is expected to be rigorous in their goal-setting as the Committee is very reluctant to make adjustments to any performance objectives during the year. Performance is monitored throughout the year, and at year-end, the Committee assesses the Company's performance against each scorecard objective and considers all relevant factors, both positive and negative. While the Committee retains discretion to ensure that scorecard results are fair, they use this discretion cautiously and, where practical, use scorecard metrics that are objectively measurable so the use of discretion can be minimized.

As in prior years, the corporate scorecard the Board adopted in early 2023 included performance categories based on operational, ESG, financial and growth/strategic performance. After acquiring Copper Mountain in mid-2023, the Committee considered how to incorporate its performance into the scorecard. Rather than create a new scorecard which included metrics for Copper Mountain's performance, the Committee decided to assess management's performance using the original corporate scorecard that was adopted at the start of 2023. However, the Committee agreed that it would recommend to the Board that it use discretion to assess how Copper Mountain's impact on performance in the second half of the year would be incorporated into the final score used for determining STIP awards.

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The results of management's performance against the 2023 scorecard metrics are shown in the table below. In addition, the Committee and the Board assessed Copper Mountain's operational performance, integration efforts and the technical and strategic merits of the transaction. Upon doing so, the Board assigned a final corporate score of 122/100, which reflected management's strong performance in the year along with the contribution of Copper Mountain.

	Metric	Performance Measures / Objectives	2023 Results & Commentary	2023 Score
Operations	Production (aggregate Cu eq. tonnes in concentrate)	50% 183kt 100% 206kt 200% 230kt	210kt	12/10
	Cost Performance (sustaining cash cost per pound of copper produced)(1)	50% US$2.05/lb 100% US$1.70/lb 200% US$1.35/lb	US$1.43/lb	18/10
	Snow Lake Production Efficiencies	50% Implement short-range block model to eliminate waste 100% 3% increase in ore hoisted up the shaft 200% 5% increase in ore hoisted and 5% reduction in waste rock	Achieved top out	10/5
ESG	Safety (Total Recordable Injury Frequency Rate) (2)	50% 100% 200% Peru: 0.6 0.3 <0.2 Manitoba: 3.70 3.36 <3.02	Between target and top out in Peru Below threshold in Manitoba	6.5/10
Community Relations in Peru
50%
< 2 weeks of operational shutdown due to community/political activity
100%
< 1 week of operational shutdown due to community/political activity
200%
No operational shutdown due to community/political activity plus advance Peru exploration

			Between target and top out	7.5/5
Greenhouse Gas Reduction
50%

Active monitoring systems established

100%

Identification of opportunities at Copper World that would allow development within current reduction target
200%

Substantial reduction in GHG emissions (>15%) at a current operation

			Achieved top out	20/10
	Culture	50% Roll out new high potential employee program 100% Execute culture survey action plans and design new supervisory training program 200% Complete supervisory training program for Manitoba employees	Achieved top out	10/5

1. Cost Performance is based upon the Company's sustaining cash cost per pound of copper produced. Sustaining cash cost per pound of copper produced is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation of the Company's sustaining cash cost per pound of copper produced, please see the discussion under the heading "Non-IFRS Financial Performance Measures" in the Company's management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2023, a copy of which is available on the Company's SEDAR+ and EDGAR profiles.

2. Results are weighted 50/50 between Manitoba and Peru.

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	Metric	Performance Measures / Objectives	2023 Results & Commentary	2023 Score
Financial	Operating Cash Flow (Actual before change in non-cash working capital)	50% US$431 M 100% US$575 M 200% US$719 M	US$548 M	9/10
	Balance Sheet Deleveraging	50% Maintain compliance with revolver covenants 100% Decrease net debt to target 200% Decrease net debt to target or net debt to EBITDA to target	Between target and top out	12.5/10
Growth and Strategy	Copper World	50% Release of PFS 100% Receipt of air and aquifer permits 200% At Board’s discretion	Achieved threshold	2.5/5
	Exploration	50% Complete Lalor Deep drilling 100% Discover economic mineralization at Lalor; generate new prospects 200% Significant discovery or expansion opportunity	Met target	10/10
	Achievement of Strategic Objectives	Assessed against strategic priorities set out at the start of the year	Between target and top out	12.5/10

Long-Term Incentive Plan (LTIP)

Overview of Design

As stated in our compensation philosophy, the Committee believes that long-term, equity-based compensation should form a significant portion of our NEOs' overall compensation in order to provide a strong link between compensation, performance and total shareholder returns.

The Compensation and Human Resources Committee oversees our LTIP with the objective of ensuring the alignment of our LTIP outcomes with the shareholder experience and our mid- to long-term performance and strategic goals. Our LTIP design includes a mix of equity incentives for our NEOs involving PSUs, RSUs and share options ("options").

60 | HUDBAY MINERALS INC.

For the grant made to our NEOs in February 2023, the percentage of the overall grant allocated to each of these LTIP vehicles was as follows:

Performance Share Units ("PSUs")
  Cliff vest after 3 years based on the achievement of a performance multiplier with a payout range of 0% - 200%
  Performance is based on relative TSR (75%) and ROIC (25%)
  Settled in cash or common shares

Restricted Share Units ("RSUs")
Cliff vest after 3 years(1) No front-end performance conditions Settled in cash or common shares

Options
Vest on a rateable basis over 3 years (i.e., 1/3 per year) 7-year term Upon exercise, settled in shares issued from Hudbay's treasury

(1) Commencing with the LTIP grant awarded in February 2024, RSUs will vest rateably over three years, while PSUs will continue to cliff vest after three years. Such change to the RSU vesting schedule will have no effect on any RSUs issued pursuant to LTIP grants prior to February 2024.

LTIP awards are granted at a target value, being a percentage of base salary determined by the Board. The award is then multiplied by the percentage of the overall LTIP grant allocated to PSUs, RSUs, and options, then divided by (in the case of PSUs and RSUs) the share price at the time of grant, or (in the case of options) the price of an option at the time of grant (as determined by the Committee using a Black-Scholes valuation methodology). An example of how the target LTIP grant applies to Mr. Kukielski's 2023 award is as follows:

Mr. Kukielski's 2023 LTIP Compensation

$977,899 Mr. Kukielski's 2023 Base Salary		250% ($2,444,747) Mr. Kukielski's 2023 Target LTIP Grant as a % of Base Salary		50% Target PSU Mix of LTIP		Share Price at Date of Grant: $6.59		Target PSU Grant Size: 185,489 units

	x		x	25% Target RSU Mix of LTIP	÷		=	Target RSU Grant Size: 92,745 units

				25% Target Option Mix of LTIP		Option Value at Date of Grant: $3.90		Target Option Grant Size: 156,715 units

Performance Share Units

PSUs are notional units that are redeemable for a Hudbay common share or a cash amount equal to the value of a common share at the vesting date. PSUs will vest at the end of three years. The units are subject to performance and vesting conditions such that all units will be forfeited if a threshold level of performance is not met. Conversely, additional units will be granted (to a maximum of 200% of the initial grant) if performance over the three-year vesting period is above the target. The performance conditions are based (as to 75% of the PSUs) on total shareholder return compared to a peer group (Relative TSR) and (as to 25%) return on invested capital (ROIC). The Committee believes that the use of Relative TSR and ROIC in the PSUs will align pay outcomes with the shareholder experience and encourage effective capital allocation.

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Relative TSR Multiplier (75% of PSUs)

The number of PSUs that vest is determined in part by reference to total shareholder return ("Hudbay TSR") generated by the Company over the performance period, as compared to a peer group (the "Performance Peer Group"). The Performance Peer Group for 2023 consists of the following base metals mining issuers:

2023 Performance Peer Group
Antofagasta plc	Atalaya Mining	Capstone Copper Corp.	Copper Mountain Mining Corp.
Ero Copper Corp.	First Quantum Minerals Ltd.	Freeport McMoran	Imperial Metals Corporation
Ivanhoe Mines	Lundin Mining Corporation	Nexa Resources S.A.	Sandfire Resources
Taseko Mines	Teck Resources	29 Metals Inc.

The Relative TSR multiplier will be calculated over the performance period with reference to both the annual Relative TSR and a three-year cumulative Relative TSR, on a combined basis as follows:

  10% annual Relative TSR for year 1 of the Performance Period
  10% annual Relative TSR for year 2 of the Performance Period
  10% annual Relative TSR for year 3 of the Performance Period
  70% three-year cumulative Relative TSR for the Performance Period

The calculation of the Hudbay TSR and the peer group TSR will include the appreciation of the price of the respective shares along with payments of dividends and other returns of value.

The Relative TSR Multiplier for a specific period is calculated as follows, linearly interpolated for performance between the specified levels:

Performance Level	Performance Objective	Relative TSR Multiplier
Maximum	Hudbay TSR is at the 90th percentile of the Performance Peer Group	200%
Between Target and Maximum	Hudbay TSR is at the 75th percentile of the Performance Peer Group	150%
Target	Hudbay TSR is at the 50th percentile of the Performance Peer Group	100%
Threshold	Hudbay TSR is at the 25th percentile of the Performance Peer Group	50%

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Return on Invested Capital (ROIC) Multiplier (25% of PSUs)

ROIC is determined by way of a single three-year average, calculated as follows:

ROIC =	Σ (3 years of Adjusted NOPAT)	/ 3
13-quarter average Invested Capital

Where "Adjusted NOPAT" is equal to:

      Net Income (loss) for the year

Add: tax expense, less cash taxes paid

Add: net finance expense

Add: exploration expense

Adjust for: impairment losses/reversals (in the discretion of the Committee)

Adjust for: other gains/losses and non-recurring items (in the discretion of the Committee)

and "Invested Capital" is equal to:

      Property, plant & equipment

Add: goodwill on depreciable assets

Subtract: exploration and evaluation assets

Subtract: capital works in progress

Add: current assets

Subtract: current liabilities

Subtract: cash and short-term investments

The ROIC Multiplier for a specific period is calculated as follows:

Performance Level	Performance Objective	ROIC Multiplier
Maximum	Hudbay's ROIC is equal to or greater than 9.5%	200%
Target	Hudbay's ROIC is equal to 7.4%	100%
Threshold	Hudbay's ROIC is equal to 6%	50%
Minimum	Hudbay's ROIC is less than 6%	0%

(1) Performance objective targets are reviewed on an annual basis.

The ROIC Multiplier will be linearly interpolated for amounts between (a) 6% and 7.4%, and (b) 7.4% and 9.5%. The performance objective targets for the 2023 grant were set with reference to current and past performance and a view to improve return on invested capital. The performance objective targets are reviewed each year.

Restricted Share Units

Restricted Share Units are like PSUs in that they are notional units that are redeemable for a Hudbay common share or a cash amount equal to the value of a common share at the vesting date. However, they are not subject to performance conditions that can increase or decrease the number of units that vest. Instead, the only vesting condition is time in that the units vest at the end of a specified period provided the recipient remains employed by the Company at the time of vesting. For the 2023 grant (and in prior years), RSUs will vest after a period of three years. Commencing with the 2024 grant, RSUs will vest rateably over a period of three years (i.e., one third per year).

Options

Share options are widely used as a minority component in an LTIP program, both among our mining peers and among TSX60 issuers. The Committee believes using share options as a balanced component of the LTIP mix will support the attraction and retention of members of the executive and broader management team.

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The options vest in equal installments over three years and will remain exercisable for seven years.

The PSUs and RSUs granted in early 2023 were granted under Hudbay's Long-Term Equity Plan and the options were granted under our Share Option Plan. Summaries of these plans are included at Schedule "B".

2024 LTIP Grant

For the LTIP grant made to our NEOs in February 2024, the grants involved the same blend of PSUs, RSUs and options as were issued in 2023, in each case with substantially the same terms as in 2023, except as it relates to the three year rateable vesting for the RSUs (each as described above).

Other Compensation and Perquisites

Retirement Benefits

In addition to rewarding employees for long service to Hudbay, the Committee recognizes that retirement benefits are required to make our compensation program competitive. For details on our retirement plans, see "Description of Pension Plans".

Employee Share Purchase Plan

We maintain an Employee Share Purchase Plan ("ESPP") for our executives and other eligible employees. Pursuant to the ESPP, participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares, which are acquired through open-market purchases. We make a matching contribution of 75% of the participant's contribution, one-third of which is immediately applied toward the tax withholding obligation on our contribution. Shares purchased with our contribution may not be sold for 12 months and participants are subject to further restrictions on the number of transactions they may make and changes in their elected contribution.

Perquisites and Other Benefits

Perquisites and other benefits are intentionally limited and may include fitness memberships, comprehensive medical examinations, life and accident insurance, parking and other subsidies and entitlements for executives who relocate at Hudbay's request.

CEO COMPENSATION

2023 Compensation

Mr. Kukielski's target compensation as President and CEO was set with reference to the median compensation paid to the CEOs in our compensation benchmarking group. The actual total direct compensation received by Mr. Kukielski in respect of 2023 is shown in the table below:

Name	Base Salary ($)	Target STIP	Target LTIP	Combined Performance Score	Actual STIP ($)	LTIP Value ($)	Actual Total Direct Compensation ($)
Peter Kukielski	977,899	120%	250%	119.6%	1,403,480	2,444,747	4,826,126

1. Mr. Kukielski's actual STIP award is based on his weighted average performance score, being 20% individual and 80% corporate.

2. The LTIP value is comprised of 50% PSUs, 25% RSUs and 25% Options, as described in "2023 CEO LTIP Award", below.

Eighty percent of our CEO's STIP is based on the corporate score and twenty percent is based on his individual performance objectives. Mr. Kukielski's 2023 objectives were focused on enhancing stakeholder communications, reviewing strategy, advancing ESG initiatives, managing uncertainty and enhancing our company culture and people strategy. His performance against these objectives was assessed as 110/100 which, when combined with the corporate performance score, resulted in a combined score of 119.6%.

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The factors underlying Mr. Kukielski's performance score are as follows:

Name	Individual Performance Scores	Decision Factors
Peter Kukielski	110/100
  Continued to refine and clarify the Corporation's strategic plan with buy-in from the Board of Directors and senior management, leading to the acquisition of Copper Mountain and progress on other key strategic priorities
  Led efforts to define and strengthen organizational culture, starting with an aligned and cohesive management team, and including execution of key people initiatives; oversaw rollout of new statement of corporate purpose
  Oversaw strong operational performance in Peru and Manitoba, advancement of Copper World toward feasibility, and integration of Copper Mountain's business and operations
  Strong internal and external communications, with very positive feedback received in external investor perception survey and increased in-person communications at corporate and the business units
  Oversaw a significant reduction in our GHG emissions, including execution of a green energy supply agreement in Peru

2023 CEO STIP Award

The following table shows the target and actual STIP awarded to Mr. Kukielski with respect to his 2023 performance.

Name	2023 Base Salary ($)	2023 Target STIP		Annual Performance Score		Weighted Average Performance Score	2023 STIP Award
		(%)	($)	Corporate Performance Score (80%)	Individual Performance Score (20%)
	[A]	[B]	[C] =[A]x[B]			[D]	[C]x[D]
Peter Kukielski	977,899	120%	1,173,479	122%	110%	119.6%	1,403,480

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2023 CEO LTIP Award

The table below shows the LTIP grant made to Mr. Kukielski in early 2023 as part of his 2023 compensation.

Name	2023 Base Salary ($)	Target LTIP		Amount of Target Allocated to PSUs ($)	Amount of Target Allocated to RSUs ($)	Amount of Target Allocated to Options ($)	# PSUs Granted	# RSUs Granted	# Options Granted
		(%)	($)
	[A]	[B]	[C]=[A]x[B]
Peter Kukielski	977,899	250%	2,444,747	1,222,373	611,187	611,187	185,489	92,745	156,715

1. The unit price to determine the number of RSUs and PSUs granted was $6.59 and was based on the trailing five-day average price of the Hudbay Shares.

2. The unit price to determine the number of options granted was $3.90 and was based upon a Black-Scholes valuation methodology. The exercise price of the options is $6.75 per share.

CEO Realized/Realizable Compensation

As part of its annual process, the Committee reviews a report on the realized and realizable pay of our CEO, which outlines the differences between his target pay and the compensation actually earned and vested (realized compensation) plus the current value of LTIP awards that have not yet vested (realizable). The table below illustrates our CEO's target total compensation compared to his realized/realizable compensation for the four completed years since his appointment as CEO in 2020. The table also shows Hudbay's total shareholder return for the period, which enables a comparison of Mr. Kukielski's compensation against the shareholders' experience. This provides the Committee with perspective on the pay-for-performance linkage over time, which provides context about the effectiveness of current pay programs and helps to inform future compensation decisions.

Table Assumptions:

1. Finalized FY 2020 PSU payout factor of 27%.

2. Finalized FY 2021 PSU payout factor of 50%.

3. For calculation of ROIC and relative TSR performance in PSUs, completed annual performance periods reflect actual performance and future performance periods were assumed at target.

4. TSR cumulative performance portion tracking measured as of December 31, 2023.

5. All equity valued using the closing price of Hudbay Shares on the Toronto Stock Exchange of $7.29 on December 29, 2023, being the final trading day of 2023.

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Equity Ownership

As shown in the table below, Mr. Kukielski's total equity ownership, consisting of Hudbay shares, RSUs, PSUs and deferred share units ("DSUs"), had an aggregate market value of $9,364,317 as at March 15, 2024.

Name	Hudbay Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total Market Value of Equity Securities ($)
Peter Kukielski	837,869	2,248,405	4,496,800	1,781,243	9,364,317

Note:

1. Based on the $9.38 closing price of Hudbay Shares on the Toronto Stock Exchange on March 15, 2024.

COMPENSATION OF NON-CEO NEOS

2023 Target Total Direct Compensation

The table below shows the target total direct compensation for Messrs. Lauzon, Lei, Donnelly and Del Rio for 2023.

Name	Base Salary ($)	Target STIP (%)	Target Total Cash Compensation ($)	Target LTIP (%)	Target Total LTIP Value ($)	Target Total Direct Compensation ($)
Andre Lauzon	556,400	90%	1,057,160	170%	945,880	2,003,040
Eugene Lei	530,400	90%	1,007,760	160%	848,640	1,856,400
Patrick Donnelly	463,855	70%	788,554	150%	695,783	1,484,337
Javier Del Rio(1)	537,420	50%	806,130	110%	591,162	1,397,292

1. Mr. Del Rio's base salary is paid in US dollars. For purposes of the table above, Mr. Del Rio's salary has been converted into Canadian dollars at an exchange rate of US$1.300 per $1.00. For clarity, Mr. Del Rio earned a base salary of US$413,400 in 2023.

Determination of 2023 Individual Performance Scores

The individual performance score for each of our non-CEO NEOs is weighted at 30% of their overall annual performance score. In determining individual performance scores, the Committee considers recommendations made by the CEO with reference to key elements of their performance within their respective areas of responsibility.

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The following table shows the individual performance score of each non-CEO NEO, as well as the decision factors that were considered by the Committee in determining such scores.

Name	Individual Performance Scores	Decision Factors
Andre Lauzon	120/100
  Delivered on production and cost guidance at all business units
  Strengthened the operating team through organizational redesign, resulting in promotion of key executives, creation of a new VP, Business Planning and Reclamation role and engagement of new VP, British Columbia Business Unit.
  Implemented key operational changes at Lalor to change focus from tonnage to achieving higher grades and reducing waste in order to maximize margins
  Advanced key technical services projects, including completion of recovery improvement projects and Stall and Constancia mills, optimization of New Britannia mill, Flin Flon tailings reprocessing and advancement of development of 1901 deposit
  Led integration of Copper Mountain operations, including organizational structure and adoption of new mine plan and NI 43-101 technical report

Eugene Lei	125/100
  Led reinvigorated focus on balance sheet deleveraging through free cash flow generation and comprehensive discretionary spending reductions, leading to significant reduction in net debt/adjusted EBITDA ratio
  Built new integrated capital and financial planning process, with effective partnerships between corporate, operations and finance teams focused on transparency and efficient capital allocation
  Led strategic negotiations, structuring, execution and communication of Copper Mountain acquisition
  Drove effective investor relations and corporate communications, leading to enhanced relationships with key investors and very positive feedback in external investor perception survey
  Refreshed corporate office finance team roles and responsibilities, and led integration of Copper Mountain finance teams

Patrick Donnelly	115/100
  Legal team completed execution of the Copper Mountain and Rockcliff acquisitions along with related financing initiatives, including amendments to the revolving credit facility and redemption of Copper Mountain's bonds
  HR team led the corporate integration of Copper Mountain, including project design and oversight, with near 100% achievement of anticipated synergies within the first four months
  Supported people initiatives, including design and launch of the OneImpact high potential employee program and OneTeam supervisory leadership development program at the Manitoba Business Unit
  Supported cultural initiatives, including culture survey intended to define Hudbay's aspirational culture with related action plans and communications, and HR team participated in the DE&I Committee's design and delivery of DE&I strategy

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Name	Individual Performance Scores	Decision Factors
Javier Del Rio	120/100
  Helped navigate substantial social challenges in Peru in early 2023 due to political instability leading to country wide blockades; the team in Peru exercised significant initiative in ensuring the continued flow of critical supplies to site
  Led initial stage of Copper Mountain stabilization in the face of many operational and other challenges; emphasized safety culture, implemented best practices and led re-mobilization of the mining fleet required to achieve stabilization goals
  In Arizona, oversaw completion of well-received Copper World pre-feasibility study with key improvements, improved economics and lower up-front capital
  Successfully engaged with key stakeholders at Copper World, including governments and regulatory bodies, leading to submission of key permit applications and clarity on jurisdictional issues

2023 STIP Awards

The following table shows the actual STIP awarded to Messrs. Lauzon, Lei, Donnelly and Del Rio with respect to their 2023 performance.

Name	2023 Base Salary ($)	2023 Target STIP		Annual Performance Score		Weighted Average Performance Score	2023 STIP Award ($)
		(%)	Target STIP ($)	Corporate Performance Score (70%)	Individual Performance Score (30%)
	[A]	[B]	[C] =[A]x[B]			[D]	[C]x[D]
Andre Lauzon	556,400	90%	500,760	122%	120%	121.4%	607,923
Eugene Lei	530,400	90%	477,360	122%	125%	122.9%	586,675
Patrick Donnelly	463,855	70%	324,699	122%	115%	119.9%	389,314
Javier Del Rio(1)	537,420	50%	268,710	122%	120%	121.4%	391,457

1. Mr. Del Rio's base salary and STIP Award is paid in US dollars. For purposes of the table above, Mr. Del Rio's base salary and 2023 STIP Award have been converted into Canadian dollars at an exchange rate of US$1.300 per $1.00. For clarity, Mr. Del Rio earned a base salary of US$413,400 in 2023 and a 2023 STIP Award of approximately US$301,121.

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2023 LTIP Awards

While the STIP payment made to our senior executives was made in early 2024, it is based on achievement of corporate and individual performance objectives in 2023 and therefore is considered compensation in respect of 2023. LTIP grants, on the other hand, are forward-looking, in that they are meant to encourage performance over the period in which the grant remains outstanding. As a result, the LTIP grant made to our executives in early 2023 is considered to be 2023 compensation.

Name	2023 Base Salary ($)	Target LTIP		Amount of Target Allocated to PSUs ($)	Amount of Target Allocated to RSUs ($)	Amount of Target Allocated to Options ($)	# PSUs Granted(1)	# RSUs Granted(1)	# Options Granted(2)
		(%)	($)
	[A]	[B]	[C]=[A]x[B]
Andre Lauzon	556,400	170%	945,880	472,940	236,470	236,470	71,766	35,883	60,633
Eugene Lei	530,400	160%	848,640	424,320	212,160	212,160	64,388	32,194	54,400
Patrick Donnelly	463,855	150%	695,844	347,922	173,961	173,961	52,795	26,398	44,605
Javier Del Rio(3)(4)	537,420	110%	591,162	308,609	154,305	154,305	46,830	23,415	39,565

1. The unit price to determine the number of PSUs and RSUs granted was $6.59 and was based on the trailing five-day average price of the Hudbay shares.

2. The unit price to determine the number of options granted was $3.90 and was based upon a Black-Scholes valuation methodology. The exercise price of the options is $6.75 per share.

3. Mr. Del Rio received his 2023 base salary in US dollars and for purposes of the table above, Mr. Del Rio's base salary has been converted into Canadian dollars at an exchange rate of US$1.300 per $1.00.

4. Mr. Del Rio's actual LTIP issuances in 2023 (being equal to $617,219) differ from his Target LTIP (being equal to $591,162) due to the prevailing exchange rate at the time of LTIP issuance versus the prevailing exchange rate to determine Mr. Del Rio's base salary.

2023 Total Direct Compensation

The table below shows the actual total direct compensation for Messrs. Lauzon, Lei, Donnelly and Del Rio for 2023.

Name	2023 Base Salary ($)	Actual STIP ($)	Total Cash Compensation ($)	LTIP Value ($)(1)	Total Direct Compensation ($)
Andre Lauzon	556,400	607,923	1,164,323	945,880	2,110,203
Eugene Lei	530,400	586,675	1,117,075	848,640	1,965,715
Patrick Donnelly	463,855	389,314	853,169	695,844	1,549,013
Javier Del Rio(2)(3)	537,420	391,457	928,877	617,219	1,546,096

1. The LTIP value is comprised of 50% PSUs, 25% RSUs and 25% Options, as described in "2023 LTIP Awards", above.

2. Mr. Del Rio's base salary and STIP Award are paid in US dollars. For purposes of the table above, Mr. Del Rio's base salary and 2023 STIP Award have been converted into Canadian dollars at an exchange rate of US$1.300 per $1.00. For clarity, Mr. Del Rio earned a base salary of US$413,400 in 2023 and a 2023 STIP Award of approximately US$301,121.

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3. Mr. Del Rio's actual LTIP issuances (being equal to $617,219) differ from his Target LTIP (being equal to $591,162) due to the prevailing exchange rate at the time of LTIP issuance versus the prevailing exchange rate to determine Mr. Del Rio's base salary.

PERFORMANCE GRAPHS

Shareholder Experience

The following graph compares the yearly percentage change in the cumulative total shareholder return  on the Toronto Stock Exchange for $100 invested in Hudbay Shares on December 31, 2018 against the cumulative total shareholder return of the S&P/TSX Composite Index, relative year-over-year changes in copper price, and the median performance of a custom index consisting of the following peers: Antofagasta, Atalaya Mining, Capstone Copper, Copper Mountain, Ero Copper, First Quantum, Freeport McMoRan, Imperial Metals, Ivanhoe Mines, Lundin Mining, Nexa Resources, Sandfire Resources, Taseko Mines, Teck Resources and 29 Metals.

The trend shown in this graph is generally consistent with the realized and realizable compensation of our executive officers over the same period, as the value of vesting LTIP awards is directly linked to our share price performance. In 2019, our corporate scorecard included a modifier that adjusted scores upward or downward based on our relative TSR against a group of copper-producing peers. Our negative TSR in those years was reflected in our corporate score and resulted in reduced STIP and LTIP awards in those years. Starting in 2020, we introduced PSUs into our LTIP program and removed the TSR modifier from our corporate scorecard. From that point forward, our executive compensation more closely matched our share price performance, particularly relative to our peers as the number of PSUs that vest will be reduced in periods when our relative share price is behind that of the peer group, and the value of awards that do vest is determined by our share price at the time of vesting.

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Executive Compensation Tables

Summary Compensation Table

The following table shows the compensation received in or in respect of the financial years ended December 31, 2023, 2022 and 2021 by each of the NEOs. In the annual incentive plan column of our Summary Compensation Table, the awards disclosed for 2023, 2022 and 2021 are the STIP amounts approved by the Board and awarded in early 2024, 2023 and 2022, respectively, in respect of the prior year's performance.

As described above under "Long-Term Incentive Plan (LTIP)", LTIP awards are granted at their target value and the ultimate value to be realized from LTIP awards is based entirely on the Company's future performance, starting in the grant year. As such, the "Share-based awards" and "Option awards" in the Summary Compensation Table for 2021, 2022 and 2023 represent the grant date value of the RSUs and PSUs (in the case of share-based awards) and share options (in the case of option awards) that were granted in February 2021, February 2022, and February 2023 respectively, and are considered part of each NEO's 2021, 2022 and 2023 compensation.

Name and principal position	Year	Salary ($)	Share- based awards(1) ($)	Option awards ($)	Non-equity incentive plan compensation		Pension Value(2) ($)	All other compensation(3)(4) ($)	Total compensation ($)
					Annual incentive plan ($)	Long-term incentive plan ($)
Peter Kukielski President and CEO	2023 2022 2021	977,899 940,287 912,900	1,833,560 1,763,038 1,711,688	611,187 587,679 570,563	1,403,480 1,038,077 1,242,274	- - -	117,348 112,834 109,548	275,237 205,667 123,178	5,218,711 4,647,582 4,670,151
Andre Lauzon(5) Chief Operating Officer	2023 2022 2021	556,400 520,000 401,190	709,410 663,000 268,905	236,470 221,000 89,635	607,923 463,320 259,682	- - -	66,768 62,400 48,266	179,092 323,789 299,326	2,356,063 2,253,509 1,367,004
Eugene Lei(6) Chief Financial Officer	2023 2022 2021	530,400 496,549 473,821	636,480 554,371 533,048	212,160 184,790 177,683	586,675 404,333 441,980	- - -	108,961 232,546 160,257	141,406 112,350 108,758	2,216,082 1,984,939 1,895,547
Patrick Donnelly Senior Vice President, Legal and Organizational Effectiveness	2023 2022 2021	463,855 454,760 441,515	521,883 409,284 397,363	173,961 136,428 132,454	389,314 305,599 360,364	- - -	54,180 114,459 110,967	104,737 78,985 72,068	1,707,930 1,499,515 1,514,731
Javier Del Rio(7) Senior Vice President, South America and USA	2023 2022 2021	537,420 528,216 464,194	462,914 1,006,317(8) 353,701	154,305 123,806 117,900	391,457 274,672 295,349	- - -	12,870 - -	144,308 579,031 555,757	1,703,274 2,512,042 1,786,901

1. Share-based awards represent RSUs and PSUs granted in each year. PSUs are subject to a multiplier based on future performance as discussed under "Long Term Incentive Plan (LTIP)".

2. Mr. Del Rio ceased accruing pensionable service at June 13, 2017 due to the foreign service limits prescribed by the provisions of the Company's defined benefit plan and, therefore, Mr. Del Rio had his benefit frozen as of June 13, 2017 under such plan. Separately, Mr. Del Rio has elected to join our 401(k) retirement savings program in the United States, pursuant to which the Company will match 50% of the first 6% of Mr. Del Rio's voluntary contributions, subject to the contribution limits set by the IRS. In 2023, the compensatory value of Mr. Del Rio's 401(k) contributions was equal to US$9,900 and the total ending balance as at December 31, 2023 was US$65,283.

3. Only Mr. Lauzon and Mr. Del Rio received perquisites in the applicable periods that in the aggregate amounted to greater than $50,000 in any such period. Such perquisites were provided to Mr. Lauzon and Mr. Del Rio in connection with their 2022 appointments to Chief Operating Officer and Vice President, South America and USA, respectively, and relocations resulting from such appointments. Mr. Lauzon received the following perquisites during 2023, 2022 and 2021, which totaled approximately $70,760, $218,119 and $226,344, respectively: relocation payments and relocation costs, expat allowances and housing allowances. Mr. Del Rio received the following perquisites during 2022 and 2021, which totaled approximately $456,754 and $383,457, respectively: relocation payments, expat allowances, travel allowances and housing allowances. Mr. Del Rio did not receive perquisites greater than $50,000 in 2023.

4. In addition to perquisites, amounts in this column include but are not limited to vacation pay, company contributions under our Employee Share Purchase Plan, and the payment of dividend equivalents on share units held by the NEOs.

5. Mr. Lauzon was appointed as Chief Operating Officer effective January 4, 2022. Prior to such date, Mr. Lauzon served as Vice President, Arizona Business Unit and, while serving in such role, received his base salary in US dollars. Therefore, for the purposes of the table above, Mr. Lauzon's base salary in 2021 has been converted into Canadian dollars at the applicable prevailing exchange rate.

72 | HUDBAY MINERALS INC.

6. Mr. Lei was appointed as Chief Financial Officer effective October 13, 2022. Prior to such appointment, Mr. Lei's base salary was equal to $492,774 and after such appointment, Mr. Lei's base salary increased to $510,000. In the table above, Mr. Lei's base salary denotes the actual prorated base salary for Mr. Lei in 2022.

7. Mr. Del Rio was promoted to Senior Vice President, South America and USA in March 2023.

8. Includes a special grant to Mr. Del Rio of 64,654 RSUs in February 2022, issued concurrently with the Company's LTIP grant and with a value of $634,900, being equal to US$500,000 on the date of issuance using the prevailing exchange rate of US$1.2698 per $1.00. This special grant was made to Mr. Del Rio in connection with his promotion in 2022 to Vice President, South America & USA and as a retention incentive given his valued role in the organization.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2023.

Outstanding Option-based Awards and Share-based Awards

Name	Grant Date	Option-based Awards				Share-based Awards
		Number of securities underlying unexercised options (#)(3)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1) (6)	Number of shares or units of shares that have not vested (#)(2)(5)	Market or payout value of share-based awards that have not vested ($)(1)(5)	Market or payout value of vested share- based awards not paid out or distributed ($)
Peter Kukielski(4)	28-Feb-2023	156,715	6.75	28-Feb-2030	84,626	186,054 PSUs	2,034,500	-
						+ 93,027 RSUs
						279,081 SUs
	28-Feb-2022	106,271	9.92	28-Feb-2029	Nil	120,387 PSUs	1,316,435	-
						+ 60,194 RSUs
						180,581 SUs
	25-Feb-2021	94,152	10.42	25-Feb-2028	Nil	114,622 PSUs	1,253,392	-
						+ 57,311 RSUs
						171,933 SUs
	25-Feb-2020	92,306	3.76	25-Feb-2027	325,840	Nil PSUs	Nil	-
						+ Nil RSUs
						Nil SUs
Andre Lauzon	28-Feb-2023	60,633	6.75	28-Feb-2030	32,742	71,984 PSUs	787,145	-
						+ 35,992 RSUs
						107,976 SUs
	28-Feb-2022	39,964	9.92	28-Feb-2029	Nil	45,272 PSUs	495,049	-
						+ 22,636 RSUs
						67,908 SUs
	25-Feb-2021	14,791	10.42	25-Feb-2028	Nil	18,007 PSUs	196,910	-
						+ 9,004 RSUs
						27,011 SUs
	25-Feb-2020	45,358	3.76	25-Feb-2027	160,114	Nil PSUs	Nil	-
						+ Nil RSUs
						Nil SUs
Eugene Lei	28-Feb-2023	54,400	6.75	28-Feb-2030	29,376	64,584 PSUs	706,226	-
						+ 32,292 RSUs
						96,876 SUs
	28-Feb-2022	33,416	9.92	28-Feb-2029	Nil	37,855 PSUs	413,948	-
						+ 18,928 RSUs
						56,783 SUs
	25-Feb-2021	29,321	10.42	25-Feb-2028	Nil	35,695 PSUs	390,321	-
						+ 17,847 RSUs
						53,542 SUs
	25-Feb-2020	74,739	3.76	25-Feb-2027	263,828	Nil PSUs	Nil	-
						+ Nil RSUs
						Nil SUs

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Name	Grant Date	Option-based Awards				Share-based Awards
		Number of securities underlying unexercised options (#)(3)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1) (6)	Number of shares or units of shares that have not vested (#)(2)(5)	Market or payout value of share-based awards that have not vested ($)(1)(5)	Market or payout value of vested share- based awards not paid out or distributed ($)
Patrick Donnelly	28-Feb-2023	44,605	6.75	28-Feb-2030	24,087	52,956 PSUs	579,074	-
						+ 26,478 RSUs
						79,434 SUs
	28-Feb-2022	24,671	9.92	28-Feb-2029	Nil	27,948 PSUs	305,611	-
						+ 13,974 RSUs
						41,922 SUs
	25-Feb-2021	21,857	10.42	25-Feb-2028	Nil	26,609 PSUs	290,973	-
						+ 13,305 RSUs
						39,914 SUs
	25-Feb-2020	42,858	3.76	25-Feb-2027	151,289	Nil PSUs	Nil	-
						+ Nil RSUs
						Nil SUs
Javier Del Rio	28-Feb-2023	39,565	6.75	28-Feb-2030	21,365	46,973 PSUs	513,646	-
						+ 23,486 RSUs
						70,459 SUs
	28-Feb-2022	22,388	9.92	28-Feb-2029	Nil	25,364 PSUs	751,417	-
						+ 77,711 RSUs
						103,075 SUs
	25-Feb-2021	19,456	10.42	25-Feb-2028	Nil	23,685 PSUs	310,029	-
						+ 18,843 RSUs
						42,528 SUs
	25-Feb-2020	16,118	3.76	25-Feb-2027	56,897	Nil PSUs	Nil	-
						+ Nil RSUs
						Nil SUs

1. Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $7.29 on December 29, 2023, being the final trading day of 2023.

2. Reflects the number of PSUs and RSUs that have not vested. The actual number of PSUs that vest on the applicable entitlement date may be greater or less than the number presented in this table based on the multiplier effect described in this CD&A. "SUs" refer to share units, being the sum of PSUs and RSUs.

3. Excludes options which have been exercised.

4. In the case of Mr. Kukielski, this excludes the value of vested DSUs he was awarded prior to his appointment as permanent CEO.

5. With respect to the award granted on February 25, 2020, the PSUs and RSUs vested on February 25, 2023 and, as a result, there were no PSUs or RSUs granted on February 25, 2020 that had not vested as of December 31, 2023. With respect to the award granted on February 25, 2021, the PSUs and RSUs, which cliff vest in three years, vested on February 25, 2024.

6. Includes the value of all unexercised in-the-money options that have not yet vested in accordance with their terms.

74 | HUDBAY MINERALS INC.

Incentive Plan Awards Vested, Earned or Realized in 2023

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2023.

Name	Value vested during the year ($)		Non-equity incentive plan compensation - Value earned during the year(4) ($)	Value vested and value earned during the year ($)
	Total Share- Based Awards(1)	Options(2)(3)
Peter Kukielski	1,453,712	235,380	1,403,480	3,092,572
Andre Lauzon	238,110	38,556	607,923	884,589
Eugene Lei	392,351	63,528	586,675	1,042,554
Patrick Donnelly	337,476	54,647	389,314	781,437
Javier Del Rio	253,824	41,101	391,457	686,382

1. Represents the PSUs and RSUs vested on February 25, 2023 pursuant to the award granted on February 25, 2020. Calculation is based on the 5-day average closing price of Hudbay Shares on the Toronto Stock Exchange of $6.64 for the five trading day period ended February 24, 2023, being the final trading day prior to the vesting date.

2. The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of Hudbay Shares on the Toronto Stock Exchange on the vesting date and the exercise price. The vesting date for one third of the 2020 options that were granted to Messrs. Kukielski, Lauzon, Lei, Donnelly and Del Rio was February 25, 2023, where the closing price was $6.31 on February 24, 2023, being the final trading day prior to the vesting date, and the exercise price was $3.76. The vesting date for one third of the 2021 options that were granted to Messrs. Kukielski, Lauzon, Lei, Donnelly and Del Rio was February 25, 2023, where the closing price was $6.31 on February 24, 2023, being the final trading day prior to the vesting date, and the exercise price was $10.42. Therefore, there was no value vested with respect to the 2021 options in 2023. The vesting date for one third of the 2022 options that were granted to Messrs. Kukielski, Lauzon, Lei, Donnelly and Del Rio was February 28, 2023, where the closing price was $6.77 and the exercise price was $9.92. Therefore, there was no value vested with respect to the 2022 options in 2023.

3. None of the named executive officers listed in the chart above exercised any options in 2023 and, therefore, no named executive officer realized any money as a result of option exercises in 2023.

4. Represents the annual STIP awarded in respect of 2023.

Pension Plan Benefits: Defined Benefit Plan

Name(1)	Number of years credited service (#)	Annual benefits		Opening present value of defined benefit obligation ($)	Compensatory change ($)(2)	Non- Compensatory change ($)	Closing present value of defined benefit obligation ($)
		At year end ($)	At age 65 ($)
Peter Kukielski	-	-	-	-	-	-	-
Andre Lauzon	-	-	-	-	-	-	-
Eugene Lei	11.3	107,318	292,540	1,122,591	96,697	222,431	1,441,719
Patrick Donnelly	15.1	129,834	243,887	1,443,897	54,180	213,075	1,711,152
Javier Del Rio	7.1	35,318	35,318	426,816	-	32,326	459,142

1. The Company's defined benefit plan was previously closed to new entrants. As such, Messrs. Kukielski and Lauzon participate in the Company's defined contribution plan, as described below.

2. Mr. Del Rio ceased accruing pensionable service at June 13, 2017 due to the foreign service limits prescribed by the provisions of the Company's defined benefit plan and, therefore, Mr. Del Rio had his benefit frozen as of June 13, 2017 and his compensatory change is therefore nil.

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Defined Contribution Plans(1)(2)(3)

Name	Accumulated value at start of year ($)	Compensatory change in value ($)	Non-Compensatory change in value ($)	Accumulated value at year end ($)
Peter Kukielski	316,337	117,348	46,813	480,498
Andre Lauzon	374,409	66,768	53,337	494,514
Eugene Lei	103,936	12,264	3,058	119,258
Patrick Donnelly	-	-	-	-
Javier Del Rio	-	-	-	-

1. Messrs. Donnelly and Del Rio do not participate in the Company's defined contribution plan. Separately, Mr. Del Rio has elected to join our 401(k) retirement savings program in the United States, pursuant to which the Company will match 50% of the first 6% of Mr. Del Rio's voluntary contributions, subject to the contribution limits set by the IRS. In 2023, the compensatory value of Mr. Del Rio's 401(k) contributions was equal to US$9,900 and the total ending balance as at December 31, 2023 was US$65,283.

2. NEOs may make a one-time irreversible election to receive all or a portion of their future annual incentive bonuses as supplementary pension credits under the supplemental pension plan - see "Summary of Elements of Executive Compensation - Retirement Benefits." The amounts included for Mr. Lei represent the compensatory change in value in respect of the amount of his annual incentive bonus that he has elected to receive as a supplementary pension credit.

3. For Messrs. Kukielski and Lauzon, this represents their pension benefits under the defined contribution plan, known as the MPP, including top-up amounts credited to a supplemental plan in respect of employer contributions that exceed the statutory maximum. See "Summary of Elements of Executive Compensation - Retirement Benefits".

RETIREMENT BENEFITS

Messrs. Lei, Donnelly and Del Rio participate in our defined benefit pension plan, although Mr. Del Rio ceased accruing pensionable service at June 13, 2017 due to the foreign service limits prescribed by the provisions of our defined benefit plan and, therefore, Mr. Del Rio had his benefit frozen as of June 13, 2017. Our defined benefit pension plan was closed to new participants in 2015.

The defined benefit plan is based on 2% of the average of the member's earnings during the 36 consecutive months of continuous service within the ten-year period immediately preceding the member's retirement, death or termination of continuous service in which the highest average is attained, multiplied by the member's credited service. The benefit is normally payable at age 62 but can be paid up to 10 years earlier on a reduced basis (reduction of 4.8% per year for each year that retirement precedes age 62). Members in the pension plan may elect to make optional ancillary contributions to the plan in order to enhance the ancillary features of their pension. The cost of additional benefits is fully paid by the member and contributions cannot exceed an annual maximum of the lesser of 9% of the member's earnings, or $22,672 for 2023.

The formula contains a partial offset for the Canada Pension Plan benefit. The pension is payable for life with a guaranteed period of five years. Pensions in excess of the Income Tax Act (Canada) maximum pension limits are provided under the defined benefit component of our supplemental pension plan. Our defined benefit plan has been closed off to new entrants and all new non-unionized employees and executives in Canada participate in our defined contribution pension plan.

Messrs. Kukielski and Lauzon participate in our Money Purchase Plan ("MPP"), a defined contribution pension plan. Under the MPP, they receive an annual employer contribution equal to 12% of their base salaries. The MPP does not permit voluntary contributions by executives. When the statutory annual maximum contribution is reached, the balance of the employer contribution is credited to a notional account that is indexed to actual fund performance and secured by a letter of credit.

NEOs may also make a one-time irreversible election to reduce their eligibility to participate in all or a portion of the annual incentive bonus plan (STIP) in exchange for eligibility for supplementary pension credits under the defined contribution component of our supplemental pension plan. Supplementary pension credits are determined and awarded at the same time as annual incentive bonuses. The accounts are notional accounts which are secured with a letter of credit held in trust by a financial institution. The accounts are credited with interest equal to the annual yield rate of Government of Canada marketable bonds with average yields over 10 years. We do not match or otherwise make contributions to this defined contribution component of the supplemental pension plan.

76 | HUDBAY MINERALS INC.

Separately, Mr. Del Rio has elected to join our 401(k) retirement savings program in the United States, pursuant to which the Company will match 50% of the first 6% of Mr. Del Rio's voluntary contributions, subject to the contribution limits set by the IRS. In 2023, the compensatory value of Mr. Del Rio's 401(k) contributions was equal to US$9,900 and the total ending balance as at December 31, 2023 was US$65,283.

Employment Agreements

Each of our current NEOs is party to an employment agreement with our Company. The NEOs' employment agreements establish their base salary and right to participate in our annual incentive bonus, long-term incentive, pension and benefit plans. The tables below summarize the payments and benefits to which our CEO and other NEOs are entitled under their respective employment agreements following their involuntary termination without cause, or resignation for certain specified events, defined as "good reason", including but not limited to a substantial change in the employment conditions or duties of the NEO that adversely affects the extent, nature or status of his responsibilities, any material reduction in the NEO's base salary, any transaction that results in a change in the status of Hudbay as a publicly-listed entity to one that is privately held, following which he is not appointed to continue in the same role, or any requirement that the NEO relocate. Under the NEOs' employment agreements, a termination without cause following a change of control is not treated differently than a termination without cause in other circumstances.

Each of our NEOs is required by their respective employment agreements to not solicit officers, employees or agents of Hudbay for 12 months following the termination of their employment and they are also required to maintain the confidentiality of our confidential information. In addition, Mr. Kukielski is subject to a non-compete provision, which requires that, for six months following his voluntary or involuntary departure from the Company, he will not serve as an officer, employee, contractor or service provider to a competitor in the jurisdictions where the Company carries on business.

Termination Entitlements: CEO

Payment/Benefit	CEO's Entitlement on Termination
Salary and STIP to the date of termination	All salary earned and not paid to the date of termination, plus a prorated STIP grant at target for the period from January 1 of the year of termination to the date of termination
Base salary	An amount equal to 24 months' base salary.
Lump sum payment (STIP)	An amount equal to two times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date.
Pension and benefit plans	Entitled to continue to receive benefits for 24 months (except for those in respect of which the applicable plans do not permit ongoing participation following the termination of employment)
Vesting of equity awards	All unvested RSUs and PSUs shall become immediately vested and any previously vested options shall remain exercisable for 60 days.

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Termination Entitlements: Non-CEO NEOs

Payment/Benefit	NEOs' Entitlement on Termination
Salary and STIP to the date of termination	All salary earned and not paid to the date of termination, plus a prorated STIP grant at target for the period from January 1 of the year of termination to the date of termination.
Lump sum payment (base salary)	An amount equal to 24 months' base salary.
Lump sum payment (STIP)	An amount equal to two times the average annual incentive bonus earned over the two most recently completed fiscal years immediately preceding the termination date.
Pension and benefit plans	Entitled to continue to participate for 24 months or receive a lump sum payment equal to the premium contributions and pension entitlements during the 24 month period.
Vesting of equity awards	All unvested RSUs, PSUs and options shall become immediately vested and any vested options shall remain exercisable for 60 days.

Payments on Termination

The following table provides details regarding the estimated payments to each of the NEOs as at December 31, 2023 assuming termination without cause on that date:

Name	Prorated STIP to Date of Termination ($)	Severance (Multiple of Base Salary) ($)	Severance (Multiple of Average Bonus) ($)	Severance (Value of Benefits) ($)	Value of Immediately Vested Share Units ($)(1)(2)	Total ($)
Peter Kukielski(3)	1,173,479	1,955,798	2,280,351	365,042	4,930,165	10,704,835
Andre Lauzon	500,760	1,112,800	723,002	202,970	1,639,227	4,178,759
Eugene Lei	477,360	1,060,800	846,313	217,891	1,774,325	4,376,689
Patrick Donnelly	324,699	927,710	665,963	252,041	1,326,943	3,497,356
Javier Del Rio	268,710	1,074,840	570,021	151,600	1,580,941	3,646,112

1. This represents the market value of the share unit (RSU and PSU) awards and the "in the money" value of all unexercised options, in each case, granted in 2020, 2021, 2022 and 2023, as applicable, based on the closing price of the Hudbay Shares on the Toronto Stock Exchange of $7.29 on December 29, 2023, being the final trading day of 2023. For further information, see "Executive Compensation Tables - Incentive Plan Awards" above.

2. Assumes that all of the outstanding PSUs will vest at 100% target.

3. In the case of Mr. Kukielski, this excludes the value of vested DSUs he was awarded prior to his appointment as permanent CEO.

Double-Trigger Payment on Termination

None of our NEOs are entitled to any payments or accelerated vesting of equity-based awards in a circumstance where there is a change of control and they are not terminated or they do not resign for "good reason", as described in more detail under "Employment Agreements" above. Such entitlements will only arise if their employment is terminated.

78 | HUDBAY MINERALS INC.

Director Compensation

Our director compensation program compensates non-executive directors (for purposes of this section, "Directors") for the time and effort they are expected to devote to Company matters. Executive directors (currently only our CEO) are compensated in their capacity as executives only and do not receive additional compensation for serving on the Board.

2023 Director Compensation

The fees payable to our directors in respect of 2023 are shown in the table below:

Pay Component	Component	2023 Compensation
Director Fees	Annual Cash Retainer	$85,000
	Annual Equity Retainer	$116,000
Board Chair Fees	Annual Cash Retainer	$157,500
	Annual Equity Retainer	$157,500
Committee Chair Retainers	Audit	$30,000
	Compensation & HR	$20,000
	Corporate Governance	$15,000
	Technical	$25,000
	EHSS	$15,000

Equity-based compensation for our Directors is awarded in the form of deferred share units (DSUs). DSUs, which are granted pursuant to our Directors' Deferred Share Unit Plan, track the value of the Hudbay Shares. DSUs are vested at the time of grant but they are not paid out until after a Director departs from the Board, at which time they are paid out in cash equal to the number of DSUs held multiplied by the price of the Hudbay Shares at the time the DSUs are paid. When dividends are paid on our Hudbay Shares, holders of DSUs receive dividend equivalents, which entitle the holder to a number of additional DSUs equal to the number of DSUs held multiplied by the per share amount of the dividend, divided by the price of our common shares at the time the dividend is paid. Ensuring that Directors have an equity interest in Hudbay helps to align the interests of our Directors with the long-term interests of our shareholders and is consistent with our desire to implement best practices in our compensation programs. To further align their interests with those of our shareholders, Directors may elect to have all or a portion of their cash retainer and other fees payable to them in DSUs.

2024 Changes to Directors Compensation

In 2023, the Committee completed a review of our director compensation program. At the Committee's direction, Hugessen reviewed our directors' compensation against that of the peer group, which is the same peer group used for executive compensation benchmarking (see "Executive Compensation Overview - Compensation Peer Group"). Hugessen's benchmarking indicated that Hudbay's combined cash and equity retainers for directors were well below the market median. Hugessen also noted that Hudbay's directors receive a greater proportion of their overall fees in equity compared to its peers. Accordingly, the Committee recommended to the Board, and the Board approved, an increase in the directors' annual cash retainer from $85,000 to $95,000.

In addition, Hugessen's benchmarking indicated that the Board Chair's combined cash and equity compensation was positioned significantly below the median. At the Committee's recommendation, the Board approved an increase in the Chair's overall retainer of $45,000, split equally between cash and equity. These changes were effective January 1, 2024.

2024 MANAGEMENT INFORMATION CIRCULAR | 79

Director Compensation Table

The following table sets out the compensation paid to each of our non-executive Directors in respect of the year ended December 31, 2023.

Name	Fees earned ($)(1)	Share-based awards ($)(2)	All other compensation ($)(3)	Total ($)
Carol T. Banducci	100,000	131,000	3,925	234,925
Igor A. Gonzales	85,000	116,000	2,630	203,630
Richard Howes(4)	30,600	41,760	2,072	74,432
Jeane L. Hull(5)	31,535	74,995	6	106,536
Sarah B. Kavanagh	100,000	116,000	2,630	218,630
Carin S. Knickel	105,000	116,000	4,837	225,837
George E. Lafond(6)	21,250	179,750	495	201,495
Stephen A. Lang	97,500	217,500	2,471	317,471
Daniel Muñiz Quintanilla	85,000	116,000	1,423	202,423
Colin Osborne	82,500	143,500	3,483	229,483
Paula C. Rogers(7)	45,050	61,480	5	106,535
David S. Smith	100,000	116,000	1,423	217,423

1. Represents fees and retainers paid in cash. Directors can elect to have all or a portion of their cash retainers and meeting fees paid to them in DSUs.

2. Represents fees and retainers paid in DSUs. The DSUs are vested at the time of grant and become payable to the directors upon their departure from the Board.

3. Represents amounts paid in additional DSUs as dividend equivalents following payments of our $0.01 per share dividend on March 24, 2023 and September 22, 2023.

4. Mr. Howes ceased to be a Director of the Company effective as of May 10, 2023.

5. Ms. Hull was appointed as a Director of the Company effective as of June 20, 2023.

6. Mr. Lafond was elected as a Director of the Company effective as of May 10, 2022.

7. Ms. Rogers was appointed as a Director of the Company effective as of June 20, 2023.

Value on Pay-Out or Vesting of Incentive Plan Awards

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)(1)
Carol T. Banducci	-	131,000
Igor A. Gonzales	-	116,000
Richard Howes	-	41,760
Jeane L. Hull	-	74,995
Sarah B. Kavanagh	-	116,000
Carin S. Knickel	-	116,000
George E. Lafond	-	179,750
Stephen A. Lang	-	217,500
Daniel Muñiz Quintanilla	-	116,000
Colin Osborne	-	143,500
Paula C. Rogers	-	61,480
David S. Smith	-	116,000

80 | HUDBAY MINERALS INC.

1. Represents the amount of DSUs granted to each director in respect of 2023 pursuant to our Directors' DSU plan (excluding amounts paid in additional DSUs as dividend equivalents). DSUs are vested at the time of grant. For greater certainty, DSUs are not paid out until a Director departs from the Board. No share options have been granted to the current Directors and, accordingly, none of the Directors hold unvested equity awards.

Outstanding Share-Based Awards

The following table provides information regarding the share-based awards for each director outstanding as of December 31, 2023.

Name	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(1)
Carol T. Banducci	-	-	-	-	-	-	-	-	1,506,048
Igor A. Gonzales	-	-	-	-	-	-	-	-	1,024,855
Richard Howes	-	-	-	-	-	-	-	-	779,036
Jeane L. Hull	-	-	-	-	-	-	-	-	45,079
Sarah B. Kavanagh	-	-	-	-	-	-	-	-	1,024,855
Carin S. Knickel	-	-	-	-	-	-	-	-	1,831,222
George E. Lafond	-	-	-	-	-	-	-	-	280,016
Stephen A. Lang	-	-	-	-	-	-	-	-	1,022,854
Daniel Muñiz Quintanilla	-	-	-	-	-	-	-	-	583,746
Colin Osborne	-	-	-	-	-	-	-	-	1,351,000
Paula C. Rogers	-	-	-	-	-	-	-	-	36,955
David S. Smith	-	-	-	-	-	-	-	-	583,746

1. Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $7.29 on December 29, 2023, being the final trading day of 2023.

EQUITY OWNERSHIP GUIDELINES FOR DIRECTORS

The Corporate Governance Guidelines adopted by the Board impose minimum equity ownership requirements on the directors, pursuant to which each director will be required to acquire Hudbay Shares or DSUs having an initial acquisition or grant date value equal to three times the aggregate value of his or her annual cash and equity retainer. For the purpose of determining the value of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant.

Directors are expected to achieve this level of ownership within five years from the date they become directors and when there is an increase to the annual retainer, directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase. As noted in the chart that follows, Mr. Lafond, Ms. Hull and Ms. Rogers are not yet required to fully comply with the Company's equity ownership guidelines for directors as they joined the Board within the last five years.

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The Directors' progress in meeting our equity ownership guidelines as at March 15, 2024 is shown in the table below. As Mr. Muniz Quintanilla and Ms. Kavanagh will not be standing for re-election, we have removed them from the chart below.

Name	Value of Equity Required(1) ($)	Total Equity Ownership(2) ($)	In Compliance with Guidelines?	Effective Time for Required Compliance(3)(4)
Carol T. Banducci	633,000	1,373,813	Yes	-
Igor A. Gonzales	633,000	973,239	Yes	-
Jeane L. Hull	633,000	75,001	In Progress	2028
Carin S. Knickel	633,000	1,807,994	Yes	-
George E. Lafond	633,000	289,937	In Progress	2027
Stephen A. Lang	1,080,000	1,141,502	Yes	-
Colin Osborne	633,000	1,366,630	Yes	-
Paula C. Rogers	633,000	161,917	In Progress	2028
David S. Smith	633,000	695,592	Yes	-

1. Takes into account the increase in the directors' annual retainers effective as of 2024. See "2024 Changes to Directors Compensation" above.

2. Includes the grant date value of DSUs held and the acquisition value of common shares held.

3. Mr. Lafond joined the Board in 2022, and Ms. Hull and Ms. Rogers each joined the Board in 2023 and, as such, have until 2027 (in the case of Mr. Lafond) and 2028 (in the case of Ms. Hull and Ms. Rogers) to achieve the required value of equity.

4. Due to the increase in the Board's cash and equity retainers as described herein, all Board members have a period of two years from the date of the increase to reach the new required value of equity. However, no Board member was below the value of equity required, except for Mr. Lafond, Ms. Hull and Ms. Rogers, who are each exempt from the requirements due to their recent appointments, as further described in Note 3 above.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning our equity compensation plans as at December 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(2)	Weighted average exercise price of outstanding options, warrants and rights(3) ($)	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by securityholders(1)	5,143,501	$7.23	8,381,448
Equity compensation plans not approved by securityholders	-	-	-
Total	5,143,501	$7.23	8,381,448

1. Includes the Share Option Plan and LTEP, as approved by our shareholders at our 2008 and 2016 annual and special meetings, respectively.

2. Assumes that all of the outstanding share units under our LTEP will be settled by the issuance of Hudbay Shares and that all PSUs will vest at 100% target.

3. Reflects the weighted average exercise price of the 2,182,970 options that were outstanding as at December 31, 2023.

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The annual burn rate(1) for each of our equity compensation plans over the past three fiscal years is set out in the table below:

Equity Compensation Plan	2023	2022	2021
Share Option Plan	0.26%	0.23%	0.19%
LTEP	0.47%	0.43%	0.35%

1. The annual burn rate in respect of each equity compensation plan is calculated according to Section 613(d) of the TSX Company Manual. The number of securities granted under the LTEP plan in the years ended December 31, 2023, 2022 and 2021 and used in the annual burn rate calculation could increase in the future as a result of the multiplier effect on the Performance Share Units granted thereunder. See "Long-Term Incentive Plan (LTIP)".

If all of the 5,143,501 share units and options outstanding under our LTEP and Share Option Plan, respectively, as at December 31, 2023 were settled by the issuance of Hudbay Shares, the Hudbay Shares issued upon such settlement would have represented approximately 1.47% of our issued and outstanding Hudbay Shares as at such date.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, of any person who: (i) has been a director or executive officer of Hudbay at any time since the beginning of the Company's last financial year; (ii) is a proposed nominee for election; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors, executive officers or employees or those of any of our subsidiaries had any indebtedness outstanding to Hudbay or any of our subsidiaries during the year ended December 31, 2023 or as at the date hereof.  Additionally, Hudbay has not provided any guarantee, support agreement, letter of credit or other similar arrangement or undertaking in respect of any indebtedness of any such person to any other person or entity.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Hudbay, no "informed person", any proposed nominee or any associate or affiliate of any informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction since January 1, 2023, or has had any such interest in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries.  "Informed Person" means (a) a director or executive officer of Hudbay, (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of Hudbay, (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, Hudbay Shares carrying more than 10% of the voting rights attached to all of the Hudbay Shares, and (d) Hudbay, if we have purchased, redeemed or otherwise acquired any of our securities, for so long as we hold any of our securities.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

We have purchased insurance for the benefit of the directors and officers of Hudbay and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the CBCA.  The annual premium for such insurance is US$1,455,350.  The policy provides an annual aggregate coverage limit of US$90 million in the policy year.

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In accordance with the provisions of the CBCA, our By-law provides that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of the association with us or other entity, if:

  the individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual has reasonable grounds for believing that the individual's conduct was lawful.

We have entered into indemnification agreements with each of our directors and officers, which agreements provide that we undertake and agree to indemnify the director or officer to the fullest extent permitted by law, against any reasonable expense that the director may suffer or incur in respect of any claim, action, suit or proceeding (including, without limitation, any claim, demand, suit, proceeding, inquiry, hearing, discovery or investigation whether civil, criminal, administrative or investigative and whether brought by or on behalf of us or otherwise) involving the director or officer or to which the director or officer is made party and which arises as a direct or indirect result of the director or officer being or having been a director or officer of Hudbay, including any act or thing done or not done in the director's capacity as director or officer provided the director has acted as set out above in accordance with our By-law.

If we become liable under the terms of our By-law or the indemnification agreements, the insurance coverage will extend to such liability; however, each claim will be subject to a deductible of US$5,000,000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports and other information with the Canadian Securities Administrators.  These reports and information are available to the public free of charge on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.  Financial information is provided in our audited comparative consolidated financial statements and management's discussion and analysis for the year ended December 31, 2023, which can be found on SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.  Our shareholders may also request copies of these documents from our Corporate Secretary by telephone at (416) 362-8181 or by e-mail at info@hudbay.com.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of Hudbay Minerals Inc.

By Order of the Board of Directors

Stephen A. Lang, Chair
April 8, 2024

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SCHEDULE "A"

HUDBAY MINERALS INC.

(the "Company")

CORPORATE GOVERNANCE GUIDELINES AND BOARD MANDATE

Introduction

The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of the Company with the highest standards of ethical conduct and in the best interests of the Company and its shareholders.  The Board of Directors, acting on the recommendation of its Corporate Governance and Nominating Committee, has adopted these corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of shareholders, and to establish a common set of expectations as to how the Board of Directors, its various committees, individual directors and senior management should perform their functions.  These guidelines are intended to provide a flexible framework within which the Board of Directors may carry out these functions.

Guidelines

Board of Directors' Responsibilities

The business and affairs of the Company are managed by or under the supervision of the Board of Directors in accordance with applicable legislation and regulatory requirements.  The responsibility of the Board of Directors is to provide direction and oversight.  The Board of Directors approves the strategic direction of the Company and oversees the performance of the Company's business and senior management.  The senior management of the Company is responsible for presenting strategic plans to the Board of Directors for review and approval and for implementing the Company's strategic direction.

In performing their duties, the primary responsibility of the directors is to exercise their business judgment in what they reasonably believe to be the best interests of the Company and to perform their duties of care and loyalty.  In discharging that obligation, directors should be entitled to rely on the honesty and the integrity of the Company's senior management and outside advisors and auditors.  The directors also should be entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by applicable law and to exculpation as provided by applicable law.

In fulfilling its statutory mandate and discharging its duty of stewardship of the Company, the Board of Directors assumes responsibility for those matters set forth in its Charter (which also is its mandate), a copy of which is attached as Schedule 1.

Board of Directors' Size

It is the current view of the Board of Directors that the Board of Directors should consist of no more than 13 members to facilitate its effective functioning.  The Board of Directors will annually assess, after consideration of any advice or input of the Corporate Governance and Nominating Committee, the appropriate number of directors.

Chair of the Board of Directors

The Chair should be a director who is independent and not a member of senior management who is appointed by the Board of Directors.

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Board Selection and Diversity

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors individuals qualified to become members of the Board of Directors.  In assessing individual director nominees, the Corporate Governance and Nominating Committee considers:

  relevant skills and expertise that enable each director to make a meaningful contribution to the Board of Directors and to the Company, including in areas such as leadership, mining, finance and mergers and acquisitions, operations, international business, government relations, environment, health, safety and sustainability, human resources and executive compensation, corporate governance, risk management, marketing and legal and regulatory, judgment and character,
  diversity, including diversity of gender, viewpoints, backgrounds, experiences and other demographics, and the extent to which the interplay of an individual's expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, diverse, collegial and responsive to the needs of the Company.

The Corporate Governance and Nominating Committee will review the Board of Directors' skills matrix to help identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members. In addition to its own search for director nominees, the Corporate Governance and Nominating Committee may engage experienced and independent external consultants. When engaging the services of search consultants, the Corporate Governance and Nominating Committee instructs them to have broad selection criteria that include a mix of skills and expertise, and to identify candidates who are diverse in all aspects, including gender.

The Corporate Governance and Nominating Committee also will be responsible for initially assessing whether a candidate would be independent (and in that process applying the Categorical Standards for Determining Independence of Directors that are appended to the Board of Directors Charter) and advising the Board of Directors of that assessment.  The Corporate Governance and Nominating Committee also will be responsible for assessing from time to time, and shall conduct inquiries in that regard on no less than an annual basis, the independence of each member of the Board of Directors, and shall make recommendations to the Board of Directors in respect of the constitution of the Board of Directors and its committees resulting therefrom.

The Board of Directors, taking into consideration the recommendations of the Corporate Governance and Nominating Committee, will be responsible for selecting the nominees for election to the Board of Directors, for appointing directors to fill vacancies, and determining whether a nominee or appointee is independent.

Continuation as a Director

The Board of Directors does not believe it is appropriate to have an arbitrary age or term limit for service on the Board.  Instead, the Board will focus on renewal and will be vigilant in monitoring the performance of each director and ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

When a director's principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors (determined by reference to factors such as country of principal residence, industry affiliation, etc.), that director should tender a letter of proposed resignation to the Chair of the Corporate Governance and Nominating Committee.  The Corporate Governance and Nominating Committee will review that director's continuation on the Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, the Board of Directors should accept the proposed resignation or request that the director continue to serve.

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Committee Membership

Directors are expected to sit on committees of the Board of Directors.  Each of the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee, the Environmental, Health, Safety and Sustainability Committee and the Technical Committee will be composed of no fewer than three members, each of whom will satisfy the membership criteria set out in the relevant committee charter.  Members of committees will be appointed by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee.  The Board of Directors, taking into account the recommendation of the Corporate Governance and Nominating Committee, generally will designate one member of each committee as chair of that committee.  Membership on these committees, including the person serving as Chair, should be changed from time to time in order to allow for new perspectives, keeping in mind the skills required to serve on each committee.

Evaluating Board of Directors and Committee Performance

The Board of Directors and each committee under the guidance and direction of the Corporate Governance and Nominating Committee will:

  Conduct an annual self-evaluation; and
  Periodically review and assess the adequacy of its Charter and the position description for the Chair and recommend any improvements to the Corporate Governance and Nominating Committee for recommendation to the Board of Directors.

Authority to make minor technical amendments to the Charter may be made by the head of the Legal group, who will report any such amendments to the Board of Directors, or the relevant committee, at its next regular meeting.

Board of Directors and Committee Meetings

Quorum for the transaction of business at any meeting of the Board of Directors or committee, as the case may be, shall be a majority of the number of members or such greater number as the Board or committee shall by resolution determine.  The powers of the board or committee, as the case may be, may be exercised at a meeting at which a quorum is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution.  Each member (including the Chair) is entitled to one (but only one) vote in any proceedings.

Meetings of the Board of Directors or committee, as the case may be, shall be held from time to time and at such place as the Chair of the Board or committee (or any two directors) may request upon 48 hours prior notice (if the notice is mailed) or 24 hour notice (if the notice is given personally or delivered by means of electronic communication).  The notice period may be waived by a quorum of the Board or the committee.

An agenda for each meeting of the Board of Directors and each committee meeting will be provided to each director and each member of the relevant committee, respectively. Any director or member of a committee may suggest the inclusion of subjects on the agenda of meetings of the Board of Directors or a committee, respectively.

Each director and each member of a committee is free to raise, at any meeting of the Board of Directors or a committee, subjects that are not on the agenda for that meeting.

Materials provided to the directors for meetings of the Board of Directors and committee meetings should provide the information needed, and should be distributed sufficiently in advance, for the directors and members of the committee, respectively, to engage in informed discussion and make an informed judgment.

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To ensure free and open discussion and communication among directors, the independent directors will meet in executive session (with no members of senior management or non-independent directors present) after every regularly scheduled meeting of the Board of Directors and otherwise as those directors determine.  The Chair will preside at these executive sessions, unless the directors present at such meetings determine otherwise.  Any interested party may communicate directly with the Chair, who may invite such person to address an executive session.

Unless the Chair of a committee otherwise determines, the agenda, materials and minutes for each committee meeting will be available on request to all directors, and all directors will be free to attend any committee meeting.  All meetings of a committee will have a session in which the members of the committee will meet with no non-committee members present and, at any time in a meeting of a committee, directors who are not members may be asked to leave the meeting to ensure free and open discussion and communication among members of the committee.  Directors who are not members of a committee will not be compensated for attending meetings of that committee.

Director Compensation

As provided for in the Compensation and Human Resources Committee's Charter, the form and amount of director compensation will be determined by the Board of Directors upon the recommendation of the Compensation and Human Resources Committee from time to time.  In discharging this duty, the Compensation and Human Resources Committee shall endeavor to adhere to the following principles: compensation should fairly pay non-employee directors for work required in a company of the Company's size and scope; compensation should align such directors' interests with the long-term interests of the Company's shareholders; and the structure of non-employee director compensation should be simple, transparent and easy for shareholders to understand.

Share Ownership Guidelines

Each director is required to acquire common shares of the Company having an initial acquisition value equal to three times his or her annual retainer.  Directors are expected to achieve this level of ownership within five years from the date they become directors.  Directors may apply the deferred share units that they receive as payment for all or part of their annual retainer towards this minimum equity ownership requirement.  If the annual retainer is increased, all directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer.  For greater certainty, the determination as to whether a director has met this minimum equity ownership level will be made with reference to the value of the common shares (or deferred share units) at the time of their acquisition, and not the then current market price.

Expectations of Directors

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board of Directors.

Commitment and Attendance.  All directors should strive to attend all meetings of the Board of Directors and the committees of which they are members.  Attendance by telephone or video conference may be used when necessary to facilitate a director's attendance.

Participation in Meetings.  Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.  Each director is expected to review meeting materials in advance of the meeting.

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Loyalty and Ethics.  In their roles as directors, all directors owe a duty of loyalty to the Company.  This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director.  Directors should conduct themselves in accordance with the Company's Code of Business Conduct and Ethics and other applicable policies and procedures.

Interlocking Directorships.  Without the approval of the Corporate Governance and Nominating Committee, no director should serve on more than one other public company board of directors on which another director of the Company serves.

Succession Planning.  The Board of Directors should conduct an annual review of management succession planning.  The entire Board of Directors will work with the Compensation and Human Resources Committee to nominate and evaluate potential successors to the Chief Executive Officer.  The Chief Executive Officer should at all times make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

Contact with Senior Management and Employees.  All directors should be free to contact the Chief Executive Officer and other members of the Company's senior management at any time to discuss any aspect of the Company's business.  The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of senior management in meetings of the Board of Directors and committees, or in other formal or informal settings.

Confidentiality.  The proceedings and deliberations of the Board of Directors and its committees are confidential.  Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Orientation and Continuing Education

Senior management, working with the Board of Directors, will provide appropriate orientation and education for new directors to familiarize them with the Company and its business, as well as the expected contribution of individual directors.  All new directors will participate in this program orientation and education, which should be completed within four months of a director first joining the Board of Directors.  In addition, senior management will schedule periodic presentations for the Board of Directors to ensure they are aware of major business trends and industry practices.

Shareholder Engagement

The Board of Directors is committed to engaging in constructive communications with the Company's shareholders.  As a result, the Board of Directors, acting on the recommendation of the Corporate Governance and Nominating Committee, has adopted a Shareholder Engagement Policy in order to promote open and sustained dialogue with the Company's shareholders.

Review of Related Party Transactions

The Corporate Governance and Nominating Committee shall review transactions between the Company and any related party, regardless of whether the transactions are reportable pursuant to securities regulations. After considering advice from the Corporate Governance and Nominating Committee, the Board of Directors shall review, and, if appropriate, approve or ratify, such related party transactions. For purposes of these guidelines, a "related party transaction" is any transaction in which the Company was or is to be a participant and in which any related party has a direct or indirect material interest, other than transactions that (i) are available to all employees generally, (ii) involve compensation of executive officers or directors duly authorized by the appropriate Board committee, or (iii) involve reimbursement of expenses in accordance with the Company's established policies.

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For purposes of these guidelines, a "related party" is any person who is, or at any time since the beginning of the Company's last fiscal year was, an executive officer or director (including in each case nominees for director), any shareholder owning in excess of five percent of the Company's outstanding common shares, or an immediate family member (as defined in the Categorical Standards for Determining Independence of Directors) of an executive officer, director, nominee for director, or five percent shareholder.

Disclosure

These guidelines shall be made available on the Company's website.

90 | HUDBAY MINERALS INC.

SCHEDULE "1"

HUDBAY MINERALS INC.

(the "Company")

BOARD OF DIRECTORS CHARTER

Purpose

The Board of Directors is elected by the Company's shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company.  The Board of Directors shall:

  Satisfy itself as to the integrity of the Chief Executive Officer and other senior officers and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the Company.
  Review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan. During at least one meeting each year, the Board of Directors will review the Company's long term strategic plans and the principal issues that the Company expects to face in the future.
  Review the principal strategic, operational, reporting, environmental, social and governance ("ESG") and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.
  Ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee.
  Ensure internal controls and management information systems for the Company are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee.
  Assess the performance of the Company's senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation and Human Resources Committee.
  Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.
  Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to: select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

Composition

The Board of Directors should be diverse in gender, viewpoints, backgrounds and other demographics and collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company's business.  A majority of the Board of Directors should meet the independence requirements of applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators.  The Board of Directors has adopted a set of categorical standards for determining whether directors satisfy those requirements for independence. A copy of those standards is attached as Appendix "A" to this Circular.  The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chair by majority vote of the Board of Directors.

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Committees

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so.  The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following four committees: the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee and the Environmental Health, Safety and Sustainability Committee.  The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate.  Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee's actions and any significant issues considered by the committee.

Independent Advice

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

Flexible Framework

This Charter is a broad policy statement and is intended to be part of the Board of Directors' flexible governance framework. While this Charter should comply with all applicable law and the Company's articles and by-laws, this mandate does not create any legally binding obligations on, the Board of Directors, any committee of the Board of Directors, any director or the Company.

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APPENDIX "A"

HUDBAY MINERALS INC.

(the "Company")

CATEGORICAL STANDARDS FOR DETERMINING INDEPENDENCE OF DIRECTORS

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director's independent judgment.

The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has considered the types of relationships that could reasonably be expected to be relevant to the independence of a director of the Company.  The Board of Directors has determined that:

1. A director's interests and relationships arising solely from his or her (or any immediate family members'1) shareholdings in the Company are not, in and of themselves, a bar to independence.

2. Unless a specific determination to the contrary is made by the Corporate Governance and Nominating Committee as a result of there being another direct or indirect material relationship with the Company, a director will be independent unless currently, or at any time within the past three years, he or she or any immediate family member:

• Employment. Is (or has been) an officer or employee (or, in the case of an immediate family member, an executive officer) or (in the case of the director only) an affiliate 2 of the Company or any of its subsidiaries or affiliates (collectively, the "Company Group") or is actively involved in the day-to-day management of the Company;

• Direct Compensation. Receives (or has received) direct compensation during any twelve-month period from the Company Group (other than director fees and committee fees and pension or other forms of deferred compensation for prior service, provided it is not contingent on continued service)3;

• Auditor Relationship. Is (or has been) a partner or employee of a firm that is the Company's internal or independent auditor (provided that in the case of an immediate family member, he or she participates in its audit, assurance or tax compliance (but not tax planning practice)) and if during that time, he or she or an immediate family member was a partner or employee of that firm but no longer is such, he or she or the immediate family member personally worked on the Company's audit;

• Material Commercial Relationship. Has (or has had), or is an executive officer, employee or significant shareholder of a person that has (or has had), a significant commercial relationship with the Company Group.

Notes:

1. A (i) spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or (ii) any person (other than domestic employees) who shares that director's home.

2. A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).  An "Affiliate" of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

3. Employment as an interim chair or an interim Chief Executive Officer need not preclude a director from being considered independent following the end of that employment.  Receipt of compensation by an immediate family member need not preclude a director from being independent if that family member is a non-executive employee.

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• Cross-Compensation Committee Link. Is employed as an executive officer of another entity whose compensation committee (or similar body) during that period of employment included a current executive officer of the Company.

• Material Association. Has (or has had) a close association with an executive officer of the Company.

Notwithstanding the foregoing, no director will be considered independent if applicable securities legislation, rules or regulations expressly prohibit such person from being considered independent.

94 | HUDBAY MINERALS INC.

SCHEDULE "B"

HUDBAY MINERALS INC.

(the "Company")

LONG TERM EQUITY PLAN ("LTEP")

LONG-TERM EQUITY PLAN ("LTEP")

Each grant of share units under the LTEP is evidenced by a grant letter, which may contain terms and conditions in addition to the terms and conditions of the LTEP.

The table below provides a summary of the principal terms of the LTEP.  For additional detail, please refer to the full text of the LTEP, which can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Provision	Description
Term / Entitlement Date

Although share units do not have a fixed term, the LTEP provides that the entitlement date, being the date on which share units vest and settle, is a date that is no later than December 31 of the third calendar year following the year in which the services corresponding to such share unit awards were performed.

Market Price

The LTEP provides that the market price of common shares (the "Market Price") is the five day average of the closing price of the common shares on the TSX ending on the last trading day immediately preceding the grant date or entitlement date.

Settlement

Subject to the terms of the LTEP and the applicable share unit grant letter, on the entitlement date a share unit award will entitle the Participant to a payment in fully paid common shares or, at our option, the cash equivalent of such common shares.

The cash equivalent of common shares issuable pursuant to a share unit award is determined by multiplying the applicable number of share units by the Market Price on the applicable date.

Insider Participation Limit

The LTEP limits insider participation such that the maximum number of common shares (i) issuable, at any time, and (ii) issued within any one-year period, to insiders, under the LTEP and any other security based compensation arrangement of ours, is 10% of the total number of common shares then issued and outstanding.

Resignation and Termination

The LTEP provides that, in the event a participant who is an employee: (A) is terminated without cause, all share units credited to such Participant immediately vest and become payable on the date of termination; or (B) resigns or is terminated for cause, all share units credited to such Participant immediately terminate.

Change of Control

If a change of control occurs and a participant ceases to be an eligible employee within 12 months of such change of control (other than in connection with a termination for cause or resignation), all outstanding share units of such Participant will immediately vest.

In the event of our wind-up, dissolution or liquidation, all share units outstanding will immediately vest.

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Amendment Procedure

The LTEP provides that, without shareholder approval, the Board may make the following amendments to the LTEP:

(a) amendments of a housekeeping nature;

(b) an addition or a change to the vesting provisions of the LTEP;

(c) a change to the termination provisions of a share unit or the LTEP;

(d) amendments to reflect changes to applicable securities laws; and

(e) amendments to ensure that the share units granted under the LTEP comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom a share unit has been granted may from time to time be resident or a citizen.

All other amendments require shareholder approval.

Dividends

Each participant under the LTEP is granted additional share units equal to the aggregate amount of dividends that would have been paid to the participant if the share units in the participant's account, if any, had been common shares, based on the Market Price of a common share on such date.

Assignment	Except pursuant to a will or by the laws of descent and distribution, share units are not assignable or transferable.

SHARE OPTION PLAN SUMMARY

The table below provides a summary of the principal terms of our Share Option Plan.  For additional detail, please refer to the full text of the plan, which can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Provision	Description
Term/ Vesting

The Board shall receive recommendations of management and shall determine those Eligible Persons to whom Options should be granted, the number of Options to be granted, the vesting of the Options, the expiry of the Options and any other terms and conditions of the grant.

In the event the Board makes no specific determination as to the terms of an option, the default terms are as follows:

  Options shall expire after a period of five years.
  1/3 of the Option grant shall vest after one year; 1/3 of the Option grant shall vest after two years; and 1/3 after three years if the expiration date for an Option falls within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period.

Market Price

The Option Plan provides that the exercise price of an Option shall not be less than the Market Price, which price is defined as the closing price of the common shares on the last trading date prior to the date on which the Option grant is approved by the Board; provided that if such Board approval occurs during a Blackout Period then such last trading date shall be deemed to be the trading date immediately preceding the date the Blackout Period expires.

96 | HUDBAY MINERALS INC.

Cashless Exercise

The Company may permit an Optionee to elect to pay the Option Price by authorizing a third-party to sell Shares (or a sufficient portion of such Shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Option Price and any tax withholding resulting from such exercise.

Insider Participation Limit

The Option Plan limits insider participation such that the maximum number of shares (i) issuable at any time and (ii) issued within any one-year period, to insiders under the Option Plan and any other security based compensation arrangement is 10% of the total number of common shares then issued and outstanding.

Termination and Retirement

The Option Plan provides that, in the event a participant is (i) terminated without cause, any vested Options granted to such participant will cease to be exercisable within a period of 60 days after the termination date or such longer period as determined by the Board (and the Board has the discretion to allow unvested Options to vest on the termination date or in accordance with any vesting schedule); and (ii) terminated for cause, each Option will cease to be exercisable immediately upon the termination date.

The Option Plan is silent with respect to which of the above provisions applies in the event of Resignation.

The Option Plan provides that, in the event of Retirement, the Options shall continue to vest and be exercisable in the normal course during the term of the Option.

Change of Control

If the Board determines a change of control is imminent, the Company may give written notice to all Option holders advising them that, within 30 days of receiving such notice, each holder must advise the Board whether it desires to exercise its Options (including those that have not yet vested) prior to the closing of the change of control transaction. If the holder fails to notify the Board of its intent to exercise within such 30 day period, all rights of the holder will terminate so long as the proposed transaction is completed within 180 days.

If a change of control occurs and the Option Plan remains in effect and an Option holder is subject to termination within 12 months (other than "for cause" or as a result of Resignation), all Options outstanding shall immediately become exercisable.

If a change of control occurs and the Option Plan does not continue (and isn't replaced), or in the event of a wind-up, dissolution or liquidation, all Options shall immediately become exercisable.

Amendment Procedure

Subject to receipt of any required regulatory approval, the Board may, in its sole discretion, make the following amendments to the Option Plan:

(a) amending typographical, clerical and grammatical errors;

(b) reflecting changes to applicable securities laws;

(c) changing the termination provisions of an Option or the Option Plan which do not entail an extension beyond the original expiry date;

(d) including the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(e) ensuring that the Options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Optionee may from time to time be resident or a citizen.

Notwithstanding the foregoing, the Company shall obtain requisite shareholder approval in respect of amendments to the Option Plan, to the extent such approvals are required by any applicable laws or regulations.

Assignment

Upon written notice from an Eligible Individual, any Option that might otherwise be granted to that Eligible Individual will be granted, in whole or in part, to an RRSP or a Holding Company. Otherwise, an Option is personal to the Optionee and is non-assignable.

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SCHEDULE "C"

VIRTUAL AGM USER GUIDE 2024

If you do not have a control number, you will not be able to participate, vote or ask questions at the Meeting. You may listen only as a Guest.

To obtain a control number, you must appoint yourself as a proxyholder and register with our transfer agent, TSX Trust Company, using the instructions set out in the management information circular.

Attending the Meeting:

This year we will be conducting a virtual AGM, giving you the opportunity to attend the AGM online, using your smartphone, tablet or computer. You will be able to view a live audio webcast of the meeting, ask the board questions and submit your votes in real time.

By participating online, registered shareholders, non-registered shareholders and guests will be able to listen to a live audio cast of the meeting. Registered shareholders and non-registered shareholders with a registered control number may also ask questions online.

If you have voting rights, select "Login". and enter your Control Number provided on your form of proxy or voting information form ("VIF").

Go to: https://web.lumiconnect.com/253759077

Meeting ID: 253759077

Password: Hudbay2024 (case sensitive)

Guests

If you do not have voting rights, select "Guest" and fill in the form.

Registered shareholders with voting rights

If you were a registered shareholder on the record date, you may vote online by clicking on 'I have a Control Number' and entering your twelve digit TSX Control Number on your Form of Proxy and the password Hudbay2024 (case sensitive).

Non-registered shareholders with voting rights

If you are a non-registered shareholder (being a shareholder who holds their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) you should carefully follow the instructions set out on your VIF and in the management information circular to appoint and register yourself as proxy.

You will not be recognized at the Meeting for the purpose of voting shares registered in the name of an intermediary unless you appoint yourself as a proxyholder and register with our transfer agent, TSX Trust Company, by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75.

Participating at the Meeting:

When successfully authenticated, the info screen will be displayed. You can view company information, ask questions and watch the audio webcast.

Navigation

If you would like to watch the audio webcast press the broadcast icon. If viewing on a computer, the audio webcast will appear at the side automatically once the meeting has started.

Voting

Once the voting has opened, the resolutions and voting choices will be displayed.

To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show that your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel.

Questions

Any voting member attending the meeting is eligible to ask questions.

If you would like to ask a question, select the messaging icon. Messages can be submitted at any time during the Q&A session up until the Chair closes the session. Type your message within the chat box in the top portion of the messaging screen. Once you are happy with your message click the send button.

For assistance, please send an email to lumicanada@lumiglobal.com or dial 1-866-449-3664.

98 | HUDBAY MINERALS INC.